126

07027037

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 04 2007
THOMSON FINANCIAL

FILE NO. 82- 01547 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/4/07



Stock Code 股份代號：54

HOPEWELL Holdings Limited
Annual Report 2007
合和實業有限公司二零零七年年報

ANNIVERSARY 35

實力建根基 新域共騰飛



Guangzhou-Shenzhen Superhighway

Panda Place in Tsuen Wan

Panda Hotel in Tsuen Wan

Hong Kong-Zhuhai-Macau Bridge Project
(proposed by Hopewell)

Construction of Phase I of the Western Delta Route linking Shunde to Zhongshan
(Under Construction)

Heyuan Power Plant
(Under Construction)

BUSINESS SHOWCASE



Hopewell Centre in Wanchai



Phase I of the Western Delta Route linking Guangzhou to Shunde



E-Max in Kowloon Bay



Hopewell New Town in Huadu, Guangzhou



QRE Plaza in Wanchai

HOPEWELL 35TH ANNIVERSARY CELEBRATION


HOPEWELL HOLDINGS LIMITED



Hopewell Holdings Limited, based in Hong Kong, was listed on the Stock Exchange of Hong Kong in 1972 (stock code: 54). With diversified interests spread across **property investment and development, highway infrastructure, power plants, hotel and hospitality businesses**, the Hopewell Group is considered one of the premier class of companies in Hong Kong. We are celebrating our 35th anniversary during the year.

FINANCIAL HIGHLIGHTS

Turnover (HK$m)


5,000
4,000
3,000
2,000
1,000
0
4,721
2,251
2,614
634
823
1,001
2005
2006
2007
Group's Attributable Share of Turnover of jointly controlled entities
Group Turnover

Profit Attributable to Equity Holders (HK$m)


3,000
2,500
2,000
1,500
1,000
500
0
1,907
2,250
2,632
2005
2006
2007

Earnings before Interest and Tax (HK$m)


3,000
2,500
2,000
1,500
1,000
500
0
2,688
1,492
1,177
905
1,083
1,246
2005
2006
2007
Other EBIT
Infrastructure EBIT

Market Value Per Share vs NAV Per Share (HK$)


35
30
25
20
15
31.9
21.9
19.95
21.3
19.2
17.2
2005
2006
2007
Market Value Per Share
Net Asset Value Per Share

Group EBIT vs Interest


70x
60x
50x
40x
30x
20x
10x
61.9x
33.1x
16.7x
2005
2006
2007
Group EBIT vs Interest

Return on Equity*


13%
12%
11%
10%
12.8%
11.1%
10.7%
2005
2006
2007
Return on Equity

* *Based on net profit before property revaluation gain and attributable deferred tax*

5-YEAR FINANCIAL SUMMARY

Consolidated Results

(in HK$ million)	*2003**	*2004**	*2005**	*2006**	***2007***
			Year ended 30th June		
Turnover	741	613	634	823	**1,001**
Profit before taxation	833	1,955	2,318	2,670	**3.139**
Taxation	(122)	(26)	(74)	(68)	**(112)**
Profit before minority interests	711	1,929	2,244	2,602	**3,027**
Minority interests	(99)	(311)	(337)	(352)	**(395)**
Profit attributable to equity holders	**612**	**1,618**	**1,907**	**2,250**	**2,632**

* *Interest income from loans to jointly controlled entities (undertaking infrastructure projects) which was previously included in turnover, has been reclassified and included in share of profits of jointly controlled entities. Comparative amounts have been restated accordingly. The reclassification has had no impact on the profit before taxation for the years presented. Please refer to note 6 to the consolidated financial statements for details.*

Consolidated Balance Sheet

(in HK$ million)	*2003*	*2004*	*2005*	*2006*	***2007***
			As at 30th June		
Investment properties	5,655	5,563	6,116	6,537	**6,870**
Property, plant and equipment	1,493	462	441	459	**449**
Prepaid land lease payment	-	640	791	973	**983**
Properties for or under development	1,018	189	201	232	**336**
Interests in jointly controlled entities	8,207	6,122	6,526	6,950	**7,103**
Long-term loans and receivables	-	2,199	1,216	1,039	**283**
Defeasance/pledged deposits	1,681	95	94	-	**-**
Other non-current assets	575	747	33	310	**379**
Current assets	1,241	4,873	4,233	4,884	**7,959**
Total assets	**19,870**	**20,890**	**19,651**	**21,384**	**24,362**
Non-current liabilities	(3,921)	(1,699)	(811)	(743)	**(816)**
Current liabilities	(2,171)	(2,673)	(905)	(545)	**(1,314)**
Total liabilities	**(6,092)**	**(4,372)**	**(1,716)**	**(1,288)**	**(2,130)**
Share based compensation reserves of a subsidiary	-	-	-	-	**(2)**
Minority interests	(125)	(2,419)	(2,469)	(2,862)	**(3,059)**
Shareholders' equity	**13,653**	**14,099**	**15,466**	**17,234**	**19,171**

Per Share Basis

	2003	*2004*	*2005*	*2006*	***2007***
Basic earnings per share (HK cents)	70	183	213	250	**293**
Dividend per share (HK cents)	25	70*	80*	84	**155***
Net asset value per share (HK$)	15.6	16.0	17.2	19.2	**21.3**

* *Special dividend included - 2007 : HK35 cents, 2005 : HK30 cents, 2004 : HK30 cents*

Financial Ratios

	2003	*2004*	*2005*	*2006*	***2007***
Net debt to equity	14%	N/A	N/A	N/A	**N/A**
Net debt to total capitalisation	11%	N/A	N/A	N/A	**N/A**
Return on equity	4.5%	10.2%	10.7%	11.1%	**12.8%**

CHAIRMAN'S STATEMENT



I am pleased to report to shareholders that the Group had another excellent year with profit attributable to equity holders of HK$2,632 million for the financial year ended 30th June, 2007, an increase of 17% over HK$2,250 million of last year. Basic earnings per share was HK$2.93, an increase of 17% over HK$2.50 of last year.

I am also pleased to announce that our Group celebrates its 35th Anniversary in August 2007.

Final Dividend and Special Dividend

The Board of Directors has proposed a final dividend of HK82 cents per share in respect of the year ended 30th June, 2007 which, together with the interim dividend of HK38 cents per share, will result in total dividends for the year of HK120 cents per share, up 43% from last year's HK84 cents. In view of the good performance and strong financial position, on the occasion of the 35th Anniversary of the Group, the Board of Directors has also decided to recommend the additional payment of a special dividend of HK35 cents per share. The dividends for this year (including the special dividend) represents a 57% payout of net profits (before effect of property revaluation gain).

Subject to approval of the shareholders at the forthcoming annual general meeting to be held on 4th October, 2007, the proposed final dividend and the special dividend will be paid on or about 5th October, 2007 to shareholders as registered at the close of business on 4th October, 2007.

Closure of Register

The Register of Members of the Company will be closed from Friday, 28th September, 2007 to Thursday, 4th October, 2007, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend and the special dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 27th September, 2007.

Business Review

The Hong Kong economic environment remained strong, supported by robust domestic demand and strong financial markets. The PRC economy, particularly the Pearl River Delta

("PRD") region, continued to enjoy strong growth. The Macau economy was active in the aggressive expansion in its entertainment and gaming industry. Globally, major industrialized nations have recorded steady positive growth. The Group benefited from the favorable business environment in the past year. The three core businesses of the Group, namely, Property, Infrastructure and Hospitality, all recorded good results for the financial year.

In Hong Kong, the Group's rental property business has recorded satisfactory growth. The average occupancy rate of Hopewell Centre, the flagship of the Group's properties, maintained an optimal level of about 94%. Following the completion of the major renovation and ongoing enhancement works, Hopewell Centre is attracting more renowned corporations as tenants and the rental rates for both renewals and new lettings have increased substantially. The revamp of part of the Hongkong International Trade and Exhibition Centre into EMax, a major entertainment and destination shopping complex in Kowloon Bay, is planned to be completed in the fourth quarter of 2007. Pre-letting of EMax has started and market response is encouraging. The Star Hall, a new multi-purpose hall, is planned to be completed in the fourth quarter of 2007. Bookings have commenced and strong market response was received with the first show scheduled already. The QRE Plaza in Wanchai was topped out in December 2006 and it is currently planned to be completed in the third quarter of 2007. Upon completion, it will add to the Group's investment portfolio of rental properties. Leasing activities of the QRE Plaza are well in progress and market response is encouraging. Superstructure work of the residential and commercial tower at 214-224 Queen's Road East in Wanchai, also as rental property of the Group, commenced in February 2007 with completion currently planned to be in the fourth quarter of 2008. Foundation and site formation works of 12 Broadwood Road, Happy Valley, a residential property development which will also be held for long term investment purpose, commenced in January 2007 and the superstructure work is currently planned to be completed in the first quarter of 2010. Upon completion, these developments will further strengthen the Group's recurring rental income base.

In Macau, for our Nova City project (of which the Group has a 50% interest), almost all the residential units of Phase I and II have been sold and construction of Phase III is well under way. The pre-sale of three blocks (out of four) of Phase III units was launched during the year with about 98% of them sold so far. In June 2007, the Group entered into a conditional agreement with a group company of one of the project joint venture partners to dispose of its 50% interest in the project as well as its interests in two related property management companies for a total consideration of HK$4,580 million in cash. The disposal, when completed, will enable the Group to capture the opportunity to early realize the value of its interests in the project and to secure a gain on disposal.

In the PRC, all the apartments and townhouses of Phase 1A of our Hopewell New Town project in Huadu, Guangzhou were completed and sold out. The development of Phase 1B is currently planned to be completed in the fourth quarter of 2008.

Being a socially responsible and environmentally friendly company, we have formed a special team to study and implement a variety of green initiatives in our properties, including power saving and recycling. These initiatives will not only help to protect our environment, but will also help to control operating costs.

The Group's infrastructure business continued to achieve steady growth. During the year, to manage the increasing traffic demand, we have spent much efforts and resources on improving the traffic management of the expressways in operation. Resources have also been deployed to enhance the safety facilities, strengthen the patrol and rescue services aiming to improve emergency handling efficiency and minimize traffic congestion caused by traffic accidents. As a result, the number of fatal in accidents had been substantially reduced. The joint venture agreement for Phase II of the Western Delta Route ("Phase II West") was approved by the relevant authorities with equity injection for the joint venture commenced during the year, and the construction of the expressway is proceeding. Preparation for Phase III of the Western Delta Route ("Phase III West") is under way and construction work will commence after obtaining approval from the relevant authorities. As reported in the media, feasibility studies on the Hong Kong-Zhuhai-Macau Bridge project have been substantially completed and the Central Government is highly supportive of the project. Hopewell Highway Infrastructure Limited ("HHI"), the Group's listed subsidiary, is confident that it will be in an advantageous position to assume an important role in this project once it proceeds to the tendering stage.

On 9th August, 2007, a wholly-owned subsidiary of HHI entered into an agreement with one of the joint venture partners of the Guangzhou East-South-West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South-West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and HHI and the approval of the relevant PRC authorities within 180 days of the date of the agreement (or such other date as the parties may mutually agree).

The Group's hospitality business also continued to achieve healthy improvement. The Panda Hotel maintained an average room occupancy rate of about 84% level whereas the average room rate has increased slightly. For the proposed Mega Tower Hotel project, the Group's appeal against the Town Planning Board's rejection to the Group's planning application of 2004 is in process. Other alternatives in realizing the project are under review from time to time by the Group.

For the new power plant project in Heyuan City, Guangdong province, project approval of the 2 x 600 MW ultra super-critical coal-fired power plant project has been obtained and construction work of the project is in progress. Commercial operation is presently planned to commence in 2009.

On the financial side, the Group benefited from the continuing appreciation of Renminbi. The Group has net cash balances of about HK$5.8 billion (the Company : HK$1.9 billion; HHI : HK$3.9 billion) and undrawn banking facilities of HK$13.8 billion (the Company : HK$10.2 billion; HHI : HK$3.6 billion) as at the balance sheet date. This strong financial position enables us to capture any good investment opportunities in future.

Prospects

The prospects for the global economy continue to be positive. The PRC is expected to continue its robust economic growth especially in the PRD region from which Hong Kong will continue to benefit.

The Group's activities will remain focus on its three core businesses - Property, Infrastructure and Hospitality. The property business is expected to be an important growth driver. The buoyant office and retail rental market in Hong Kong will provide us with a strong growth impetus. With the opening of EMax and completion of the QRE Plaza in the coming months, the Group's office and retail rental property portfolio will be strengthened. The other two new rental property projects in Hong Kong, which, upon completion in the next few years, will further strengthen the Group's investment portfolio of rental properties and thus enhance its recurring rental income base. We will work to increase the revenue from our Hong Kong investment properties. The present target under planning is to have an over 50% increase in such revenue by financial year 2011/12. The Group currently plans to continue the development of Hopewell New Town in phases according to market demand, and to seek opportunities to improve its landbank for future development.

It is our view that the stable growth in traffic flow and toll revenue and the increasing importance of the Guangzhou-Shenzhen Superhighway and the Phase I of the Western Delta Route in the PRD expressway network will continue. The construction work of Phase II West has been proceeding and is currently planned to be completed by end of 2009. The preparation work for project approval application of Phase III West is underway.

With HK$19.6 billion of cash and available banking facilities, the Group is on a very solid ground to capture future investment opportunities.

Change of Director

The Board welcomes Mr. Yuk Keung IP joining the Company as an Independent Non-Executive Director and a member of the Audit Committee with effect from 13th August, 2007. Mr. IP also serves as an independent non-executive director and a member of the audit committee of HHI with effect from the same date.

Acknowledgement

I would like to take this opportunity to thank our shareholders, customers, suppliers and business partners for their continuous support and contributions. I would also like to express my gratitude to my fellow directors, management team and all staff members for their loyalty, support and hard work. Their efforts are invaluable in contributing to the strong performance of the Group in the past year and for future years to come.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 21st August, 2007

PROFILE OF DIRECTORS

EXECUTIVE DIRECTORS



Sir Gordon Ying Sheung WU *GBS, KCMG, FICE*

Aged 71, he is the Chairman of the Board of the Company. He is also the Chairman of Hopewell Highway Infrastructure Limited ("HHI"), the listed subsidiary of the Company, a director of various members of the Group and an independent non-executive director of i-CABLE Communications Limited.

He graduated from Princeton University with a Bachelor of Science degree in engineering in 1958. As one of the founders of the Group, he was the Managing Director from 1972 to December 2001 before he became the Chairman. He was responsible for the Group's infrastructure projects in the PRC and South-East Asia and has been involved in the design and construction of numerous buildings and development projects in Hong Kong, the PRC and overseas, including the Shajiao B power plant which received the British Construction Industry Award and setting a world record of completion within 22 months. He is husband of Lady Ivy Sau Ping KWOK WU JP, a Non-Executive Director of the Company and father of Mr. Thomas Jefferson WU, Co-Managing Director of the Company.

He is very active in civic activities and community service, his civic and community duties include :

In Hong Kong

Member	Commission on Strategic Development
Member	Hong Kong Logistics Development Council
Vice President	The Real Estate Developers Association of Hong Kong
Member	The Greater Pearl River Delta Business Council
Patron	Hong Kong Logistic Association
Honorary Vice President	Hong Kong Football Association Limited

In the PRC

Deputy Director	Chinese People's Political Consultative Conference – Overseas Chinese Affairs Committee
Director	United Nations Association of China
Invited Expert	China Development Bank

Sir Gordon received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers, UK, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Foshan, PRC
- The City of Shenzhen, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Philippines

Awards and Honours	**Year of Award**
Officer de L'Ordre de la Couronne by HM Albert II, the King of Belgium	2007
The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
Industry All-Star by Independent Energy, USA	1996
International CEO of the Year by George Washington University, USA	1996
Among "the Best Entrepreneurs" by Business Week	1994
Man of the Year by the International Road Federation, USA	1994
Business Man of the Year by the South China Morning Post and DHL	1991
Asia Corporate Leader by Asia Finance Magazine, HK	1991
Chevalier de L'Ordre de la Couronne by the King of Belgium	1985

Mr. Eddie Ping Chang HO



Aged 74, he has been the Managing Director of the Company since January 2002, the Vice Chairman of the Company since August 2003 and is responsible for the overall management of the Group. He is the Chairman of the Remuneration Committees of both the Company and HHI, Vice Chairman of HHI and a director of various members of the Group. He was previously the Deputy Managing Director since the Company was listed on the Stock Exchange in 1972. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been involved in developing all of the Group projects in the PRC, including highway, hotel and power station projects. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC. He is father of Mr. Eddie Wing Chuen HO Junior, an Executive Director of the Company.

Mr. Thomas Jefferson WU



Aged 34, an Executive Director of the Company since June 2001 and the Chief Operating Officer since January 2002. He was appointed Deputy Managing Director of the Company in August 2003 and was promoted to Co-Managing Director of the Company in July 2007. He is also the Managing Director of HHI and a director of various members of the Group. Mr. WU joined the Group in 1999 as manager of Executive Committee Office, and was promoted to Group Controller in March 2000. He has been involving in the review of the Group's operational performance, strategic planning and organizational effectiveness and has upgraded the financial and management accounting systems of the Group. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University. In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He is a member of the Huadu District Committee of The Chinese People's Political Consultative Conference and an Honorary Citizen of the City of Guangzhou in the People's Republic of China. Mr. WU is also a member of the Advisory Committee of the Securities and Futures Commission and acts as the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Honorary President of the Macau Ice Sports Federation, Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited, Vice Chairman of The Chamber of Hong Kong Listed Companies and an independent director of Melco PBL Entertainment (Macau) Limited. He is a son of Sir Gordon Ying Sheung WU, Chairman of the Board and Lady Ivy Sau Ping KWOK WU JP, Non-Executive Director of the Company.

Mr. Josiah Chin Lai KWOK



Aged 55, he was appointed Deputy Managing Director of the Company in January 2002 and is also a director of various members of the Group. He is a solicitor. Previously, he worked as a consultant to the Group on various important projects such as Guangzhou-Shenzhen-Zhuhai Superhighway, Shajiao B and C Power Stations, etc. Afterwards, he worked as Secretary for The Hong Kong Association of Banks, Legal Director of The Airport Authority, Hong Kong and Group Legal and Compliance Director of the BNP Paribas Peregrine Group.

Mr. Robert Van Jin NIEN



Aged 59 and an Executive Director of the Company since 1980, he is responsible for corporate affairs, administration, property and leasing management of the Group. He is also a director of various members of the Group and a non-executive director of Uni-Asia Finance Corporation, a company listed in Singapore. He holds a Master of Business Administration degree from University of Pennsylvania's Wharton Graduate Business School.

Mr. Albert Kam Yin YEUNG



Aged 56, he was appointed as an Executive Director of the Company in November 2002 and is also a director of various members of the Group. Prior to joining the Group, he was a director of WMKY Limited from 1986 to 1998 and acted as a consultant of the Group's development and construction projects. He holds a Bachelor of Architecture degree from the University of Hong Kong. He is a Registered Architect, an Authorized Person, and a member of The Hong Kong Institute of Architects and various professional bodies.

Mr. David Yau-gay LUI



Aged 62, he was appointed as an Executive Director of the Company in 1997 and is currently a director of certain member of the Group. He was previously a director of Hopewell (Thailand) Limited and has been involved in the Group's Bangkok Elevated Road and Train System project in Thailand since 1990. He was the Founding Director of Pat Davie Ltd., one of the leading interior design and contracting firms in Hong Kong.

Mr. Andy Lee Ming CHEUNG



Aged 41, he was appointed as an Executive Director of the Company in July 2003 and is also a director of various members of the Group. He joined the Group in 1997. He is involved in the Group's financial activities and development and control of the Group's investment projects. He holds a Bachelor degree in Business Administration from Boston University and a Master of Business Administration degree from McMaster University. He is a Certified Public Accountant of the State of Illinois in the United States. He has considerable experience in the areas of business development, finance and audit.

Mr. Eddie Wing Chuen HO Junior



Aged 38, he was appointed as an Executive Director of the Company in August 2003. He joined the Group in 1994 and held various management positions, including Director of Marketing and Sales and Deputy General Manager, at the Group's Hongkong International Trade and Exhibition Centre in Kowloon Bay. He holds a Bachelor of Arts degree from California State University in the United States. He is a son of Mr. Eddie Ping Chang HO, the Vice Chairman and Managing Director of the Company.

Mr. Barry Chung Tat MOK



Aged 48, he was appointed an Executive Director of both the Company and HHI in August 2005. He has a Bachelor Degree in Economics/Accounting from the University of Reading, United Kingdom. He has extensive knowledge in corporate finance and project finance. He was previously the Chief Executive of BOCI Capital Limited.

Mr. William Wing Lam WONG



Aged 50, he was appointed an Executive Director of the Company on 18th January, 2007. He has a Bachelor Degree in Land Economy from Aberdeen University, United Kingdom and is a Registered Professional Surveyor. He has over 20 years of experience in property and land matters. He has been an Associate Director of the Company since May 2005 responsible for property sales and leasing and is currently a director of certain members of the Group. Prior to joining the Company, he was a Director of Savills (Hong Kong) Limited, an international property consultants firm.

NON-EXECUTIVE DIRECTORS

Mr. Henry Hin Moh LEE

Aged 79, he has been with the Group since the Company was listed in 1972. He is a Non-Executive Director and a Consultant of the Company. Prior to his retirement from executive duties of the Company in December 2001, he was responsible for real estate development and property rental and sales of the Group. He was actively engaged in the property business in Hong Kong. He is a Honorary Citizen of the city of Foshan and the Shunde district in the PRC.

Lady Ivy Sau Ping KWOK WU JP

Aged 58 and a Non-Executive Director of the Company, she joined the board in August 1991. She serves on the committees and boards of numerous commercial and social organizations including Asian Cultural Council (Hong Kong), Asia Society and Hong Kong Red Cross. She is the wife of Sir Gordon Ying Sheung WU, Chairman of the Board and mother of Mr. Thomas Jefferson WU, Co-Managing Director of the Company.

Mr. Carmelo Ka Sze LEE

Aged 47, he was appointed as an Independent Non-Executive Director of the Company in March 2001 and was re-designated as a Non-Executive Director on 6th September, 2004. He holds a Bachelor of Laws degree from the University of Hong Kong. He is a practicing solicitor and a partner of Messrs. Woo, Kwan, Lee & Lo, Solicitors & Notaries, which firm rendered professional services to the Group and received normal remuneration for such services. He is also a non-executive director of the other six public companies listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), namely, China Pharmaceutical Group Limited, The Cross-Harbour (Holdings) Limited, Yugang International Limited, Y.T. Realty Group Limited, Safety Godown Company, Limited and Termbray Industries International (Holdings) Limited. He is also an independent non-executive director of KWG Property Holding Limited, another public company listed on the Stock Exchange. He had also been an independent non-executive director of Pak Fah Yeow International Limited, Yunnan Enterprises Holdings Limited, China Everbright International Limited and Tern Properties Company Limited (all being public companies listed on the Stock Exchange) until September 2004.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Guy Man Guy WU

Aged 50 and an Independent Non-Executive Director of the Company, he joined the board in 1987. He is also a member of the Audit Committee of the Company. He has a Bachelor of Science degree in industrial engineering from Purdue University, U.S.A. He is also the Managing Director of the Liverton Group and Video Channel Productions Limited.

Ms. Linda Lai Chuen LOKE

Aged 69 and an Independent Non-Executive Director of the Company, she joined the board in August 1991 and is also a member of both the Audit Committee and Remuneration Committee of the Company. A graduate of the University of California at Berkeley, she has over 30 years of professional experience in the securities and investment field. She was the emeritus Managing Director of Dean Witter Reynolds (Hong Kong) Limited and Vice President (Private Wealth Management) at Morgan Stanley Inc.

Mr. Lee Yick NAM

Aged 60, he was appointed as an Independent Non-Executive Director of the Company in September 2004 and is also an Independent Non-Executive Director of HHI. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and HHI. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was appointed as a member of the Hong Kong Deposit Protection Board on 1st July, 2004 and Chairman of its Investment Committee since July 2006.

Mr. Yuk Keung IP

Aged 55, he was appointed as an Independent Non-Executive Director and a member of the Audit Committee of both the Company and HHI on 13th August, 2007. He holds a Master of Science Degree in Accounting and Finance from Carnegie-Mellon University, Master of Science Degree in Applied Mathematics from Cornell University and Bachelor of Science Degree (Summa Cum Laude) in Applied Mathematics and Computer Science in Washington University, St. Louis. He has 29 years of banking experience in New York, San Francisco and Hong Kong, mostly with Citigroup. Mr. IP retired from Citigroup in June 2007 after holding various senior positions in wealth management, transaction services, corporate banking, financial institutions, global relationship banking and real estate finance.

MANAGEMENT DISCUSSION AND ANALYSIS


Hopewell Centre



Hopewell New Town



224 Queen's Road East

The Group's investment portfolio of rental properties includes:

Existing Rental Properties in operation

Property	Location	Use	Approximate GFA (sq. ft.)
Hopewell Centre	Wanchai, Hong Kong Island	Commercial and retail	840,000
HITEC	Kowloon Bay, Kowloon	Conference, exhibition and commercial	839,000
EMax	Kowloon Bay, Kowloon	Commercial and retail	900,000
Panda Place	Tsuen Wan, New Territories	Retail	219,000
Allway Gardens Shopping Arcade	Tsuen Wan, New Territories	Retail	223,000

Rental Properties under development

Property	Location	Use	Approximate GFA Under Present Planning (sq. ft.)
QRE Plaza	Wanchai, Hong Kong Island	Commercial	77,000
214-224 Queen's Road East	Wanchai, Hong Kong Island	Residential and commercial	96,500
12 Broadwood Road	Happy Valley, Hong Kong Island	Residential	113,900





Property

Rental Property

For the year ended 30th June, 2007, turnover of the property rental business rose 18% to HK$390 million, representing about 39% of the Group's total turnover. EBIT increased by 9% to HK$204 million. Both increases were mainly attributable to the strong performance of Hopewell Centre. To upgrade and improve the quality of our rental assets, renovation and improvement work have been carried out progressively in phases on certain existing rental properties during the year.

Hopewell Centre, Wanchai

The average occupancy rate of Hopewell Centre, flagship of the Group's rental properties, was maintained at an optimal level, as in the last corresponding year, at about 94%. The rental rates for both renewals and new lettings have been able to sustain the upward momentum. With the completion of major renovation and on-going enhancement works, the building is attracting more and more renowned corporations to set up offices and providing stable rental income to the Group. Gradual upgrading of the retail tenant mix on the lower levels of the building is being carried out in order to further enhance the building image and rental performance.

Hongkong International Trade and Exhibition Centre, Kowloon Bay

With the continuing improvement of the economy as a whole, and with more companies moving their business units away from high-rent major Central Business Districts like Central and Tsim Sha Tsui, the leasing performance of Hongkong International Trade and Exhibition Centre ("HITEC") has benefited. The building is currently undergoing a major revamp and part of HITEC, from B3 to 6/F, will be revamped as EMax, a 900,000 square feet entertainment and shopping destination. Completion of EMax is currently planned to be in the fourth Quarter of 2007 and the investment of approximately HK$600 million on the revamp of HITEC will be funded within the Group. Market response to our pre-letting exercise is encouraging. As at 30th June, 2007, the occupancy rate of the whole building (retail and office) was approximately 73%.

Hong Kong Rental Property EBIT (HK$m)


200
150
100
50
0
166
188
204
50
44
26
122
144
30
2005
2006
2007
Hopwell Centre
HITEC
Others

Hopewell Centre and HITEC Average Occupancy (%)


100%
80%
60%
40%
20%
0%
60%
60%
97%
64%
2005
2006
2007
Hopwell Centre
HITEC





Due to temporary closure of some of the exhibition venues for the revamp of HITEC into EMax, the performance of the convention and exhibition business was affected during the year under review. Revenue was HK$31 million as compared to last year's HK$33 million. As part of the revamp, a new multi-purpose hall named "Star Hall" with a seating capacity of approximately 3,500 will be added to our list of venues and is scheduled to be completed in the fourth quarter of 2007. Bookings for the new Star Hall have already commenced and strong market response was received with the first show scheduled already.

Panda Place, shopping mall of Panda Hotel, Tsuen Wan

Panda Place is a 219,000 square feet shopping centre situated beneath the Panda Hotel. It opened for business in the second half of 2005 upon completion of the major renovation works. With the active leasing and promotional activities, the shopping mall has attracted a wide variety of tenants covering food and beverage, lifestyle and entertainment. The wide customer base covers the hotel guests, local families and working population in the area. The average occupancy rate was over 80% and the rental rate is on the growing trend. On-going improvement and upgrading works alongside with trade-mix enhancement programs have been implemented to facilitate the shopping centre to become a dynamic and exciting landmark in Tsuen Wan.

QRE Plaza, Wanchai

QRE Plaza is a 25-storey stylish commercial building situated opposite to Hopewell Centre. The superstructure work has been completed and the building is scheduled to be operational in the third quarter of 2007. The development will provide trendy food and beverage outlets on the lower floors and unique commercial tenants on the upper floors. The construction work of the footbridge linking QRE Plaza, Hopewell Centre and Wu Chung House will also be completed in the third quarter of 2007. The property will be held for long-term investment. Leasing activities are well in progress and market response is encouraging.







Residential and Commercial Tower,
214-224 Queen's Road East, Wanchai

The property is planned to be developed into a 28-storey building with 216 units of high quality serviced apartments. It offers conveniently located, stylish and high quality accommodations in the heart of Wanchai commercial district, aiming to capture the lucrative market of the expatriates and young professionals. Construction work is in progress and scheduled to be completed in the fourth quarter of 2008. The development will be held for long-term investment purpose.

Residential Development, 12 Broadwood Road, Happy Valley

The site is planned to be redeveloped into a 45-storey apartment building of luxurious quality for rental purpose. Foundation and site formation works of the development commenced in January 2007. The development will have a gross floor area of approximately 113,900 square feet and is targeted to be completed in the first quarter of 2010. Upon completion, the development will further strengthen the Group's recurring rental income base.

Allway Gardens Shopping Arcade, Tsuen Wan

In line with the Group's strategy to focus on high quality residential and commercial properties, the Group has contracted to dispose of its interest in the Allway Gardens Shopping Arcade which consists of retail shops and various car parking spaces. The transaction is expected to be completed in the fourth quarter of 2007.





Property Development

The Group's property development business includes its 50% interest in Nova City, Taipa Island, Macau and its 95% interest in Hopewell New Town in Huadu, Guangzhou, PRC.

Nova City, Taipa Island, Macau

Nova Taipa Gardens, in which the Group has a 50% interest, is a multi-phased joint venture residential and commercial property development on Taipa Island in Macau.

Construction of Nova City Phase I, with floor area of about 1,100,000 square feet, was completed and occupation permit obtained. So far, about 99% of the units have been sold and handover of units to flat owners commenced in September 2006.

Construction of Nova City Phase II, with floor area of about 864,000 square feet, was completed and occupation permit obtained. So far, about 98% of the units have been sold and handover of units to flat owners commenced in June 2007.

Construction of Nova City Phase III, with floor area of about 865,000 square feet, is well under way and completion is currently planned to be in 2008. The pre-sale of three blocks (out of four) of Nova City Phase III units was launched during the year under review and about 98% of those pre-sale units have been sold so far.

The remaining phases of the project, including Nova City Phase IV and Phase V, will be developed by stages and are under planning.





On 25th June, 2007, the Group entered into an agreement with the related company of one of its joint venture partners to dispose of its 50% interest in the project as well as its interests in two related property management companies for a total consideration of HK$4,580 million in cash. An initial deposit of HK$458 million has been paid to the Group's solicitors as stakeholder in the year under review. Completion of this disposal is subject to the satisfaction of the conditions precedent as provided under the agreement. The disposal, when completed, will enable the Group to capture the opportunity to early realize the value of its interests in the project and to secure a gain on disposal.

Hopewell New Town, Huadu, Guangzhou

The Group owns a 95% interest in Hopewell New Town, a composite development project in Huadu, Guangzhou. Huadu is one of the fastest growing districts in Guangzhou with the new Baiyun International Airport and the car manufacturing industry as the prime drivers. The project is planned to be developed in phases comprising of residential units, commercial space and a logistics complex. As it is just approximately 2 km from the Guangzhou Baiyun International Airport, it is ideally located to capture the robust demand for residential, commercial and logistics developments generated by the new airport.

All the apartments and townhouses of Phase 1A of the development, comprising 6 residential apartment blocks and 57 townhouses, have been completed and sold out. The Group is now planning for the development of the remaining phases and the design and plans are now being refined and pending Government approval. The development of Phase 1B of approximately 18,000 square metre, is currently planned to be completed in the fourth quarter of 2008.


Guangzhou-Shenzhen Superhighway


Phase II of the Western Delta Route


Heyuan Power Plant



Infrastructure

EBIT from infrastructure business for the year under review increased 15% from HK$1,083 million of the last corresponding year to HK$1,246 million due to the steady growth in traffic flow and toll revenue of the Guangzhou-Shenzhen Superhighway ("GS Superhighway") and Phase I of the Western Delta Route ("Phase I West"), toll expressways invested by the Group's listed subsidiary, Hopewell Highway Infrastructure Limited ("HHI"). The average daily toll revenue of Guangzhou East-South-West Ring Road ("ESW Ring Road"), another toll expressway invested by HHI, was about the same as last year.

HHI

The Group continues to retain approximately 73% shareholding in HHI which focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges.

The persistent and robust economic development of the Guangdong Province and the Pearl River Delta region (the "PRD") has generated both passenger and cargo flow, which resulted in large traveling demand. GS Superhighway and Phase I West have recorded continued steady growth in both traffic flow and toll revenue during the year under review. ESW Ring Road's average daily toll revenue was about the same as last financial year. Compared to the last financial



year, aggregate average daily traffic and aggregate average daily toll revenue of the expressways recorded increases of 14% and 12% to 431,000 vehicles and RMB11,560,000 respectively. Total toll revenue for the year reached RMB4,219 million. Benefiting from Shenzhen's traffic restrictions on heavy trucks on certain of its local roads since mid-September 2006, GS Superhighway's average daily toll revenue has exceeded RMB10 million.

While the Central Government has implemented country-wide stricter control and approval policy on land use which make land acquisition and demolition more difficult and also prolong the time of land handover, the construction of Phase II of the Western Delta Route ("Phase II West") has been proceeding. The preparation work for project approval's application of Phase III of the Western Delta Route ("Phase III West") is underway. According to the Outline Plan of the Eleventh Five-Year Plan on National Economic and Social Development, the Guangdong Provincial Government will accelerate the development in the western flank of the PRD. HHI believes that the Western Delta Route will benefit from the Plan.

In addition, the continuing expansion of the PRD expressway network, improved standard of living of people in the region, substantial increase in car ownership, rapid growth in passenger and freight transportation and logistics industry



also generate tremendous traffic demand in the region. HHI expects the stable growth in traffic flow and toll revenue and the increasing importance of the GS Superhighway and Phase I West will continue. At the same time, these growing economies will provide HHI with more commercial opportunities.

Benefiting from the continuing Renminbi appreciation, the GS Superhighway joint venture company has recorded exchange gains on retranslation of the United States dollar bank loans. As at 30th June, 2007, HHI had HK$3.9 billion cash on hand and unutilized syndicated bank loan facility of HK$3.6 billion. Such a solid financial position will definitely strengthen HHI's capabilities in capturing future investment opportunities.

On 9th August, 2007, a wholly-owned subsidiary of HHI entered into an agreement with one of the joint venture partners of the Guangzhou East-South-West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South-West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and HHI, and the approval of the relevant PRC authorities within 180 days of the date of the agreement (or such other date as the parties may mutually agree).



Project Summary

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jul 1997 - Jun 2027
Profit Sharing Ratio	Year 1-10: 50% Year 11-20: 48% Year 21-30: 45%

Guangzhou-Shenzhen Superhighway

GS Superhighway is a 122.8 km long, closed system, fully lit dual three-lane expressway. It is currently the only expressway connecting Guangzhou, Shenzhen and Hong Kong. It is also the major artery in the PRD highway network with connections to the Guangzhou Ring Road, Guangzhou Second Ring Road (northern section), Humen Bridge, Dongguan Changhu Expressway, Shenzhen Jihe Expressway, Shenzhen Nanping Expressway and also other major cities, ports and airports in the region. It has demonstrated consistent steady growth in traffic and toll revenue since its opening to traffic in 1994. Over the past financial year, GS Superhighway's average daily traffic rose 20% to 324,000 vehicles while its average daily toll revenue rose 14% to RMB10,035,000. The annual toll revenue increased to RMB3,663 million, representing an increase of 14% over the last year.

Since mid-September 2006, Shenzhen authorities have restricted heavy trucks to run on some of its local roads, requiring heavy trucks entering into the Huanggang Border Crossing to travel directly to GS Superhighway en route to other destinations. This arrangement helped boost traffic of the GS Superhighway.

The joint venture company has persisted in upgrading its service standard and improving its ancillary facilities. Within the reporting year, the joint venture company has completed the expansion of its Huanggang, Futian, Nantou, Fuyong and Xinqiao toll stations. It has also completed the construction of its Nanping toll station. Moreover, to increase its traffic management capability, additional surveillance CCTVs were installed. Resources have also been deployed to enhance the safety facilities, strengthen the patrol and rescue services aiming to improve emergency handling efficiency and minimize traffic congestion caused by traffic accidents. As a result, the number of fatal in accidents had been substantially reduced. The joint venture company will continue to enhance the road patrol, rescue and traffic management in order to improve the traffic accident handling efficiency.

Starting from mid-July 2007, a section of the main alignment at the Machong interchange (southern direction) has temporarily been closed to effect repair and maintenance. As traffic management has been well organized to minimize inconvenience to road users, no significant impact on toll revenue of the GS Superhighway was observed.

As reported in the Interim Report, the joint venture company has agreed, subject to the approval of the Guangdong Provincial Government, to take up RMB725.14 million, a part of the additional investment of HHI incurred during the construction of the GS Superhighway and such approval has now been obtained. The above will not have a material impact on the results of the operation of HHI.

Also, as reported in the Interim Report, due to difficulties in changing the original land use to utilize land parcels already acquired within the interchanges and along the GS Superhighway for property development, and that the operation of space under elevated sections for shops has primarily ceased for some time due to various constraints, the above two projects will not be further proceeded with by the joint venture company.

With the continuous economic development of Guangdong Province and the rapid increase in car ownership, HHI believes that the traffic flow and toll revenue of GS Superhighway will maintain stable growth. To cater for the increasing traffic demand, the joint venture company has been actively refining the feasibility of widening GS Superhighway to dual five-lane.

According to the joint venture contract, HHI's profit sharing ratio has been adjusted from 50% to 48% since 1 July, 2007.

Annual Toll Revenue
(RMBm)


4,000
3,000
2,000
1,000
3,663
2005
2006
2007

Average Daily Traffic
(No. of vehicles)


350,000
300,000
250,000
200,000
323,698
2005
2006
2007

Average Daily Toll Revenue
(RMB'000)


10,000
8,000
6,000
4,000
10,035
2005
2006
2007



Project Summary

Location	Guangzhou, Guangdong, PRC
Length	38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jan 2002 - Dec 2031
Net Cash Flow Sharing Ratio	Year 1-10: 45% Year 11-20: 37.5% Year 21-30: 32.5%

Guangzhou East-South-West Ring Road

The ESW Ring Road is a 38 km long expressway, with connections to the GS Superhighway, Nansha Port Expressway, Phase I West, Guangfo Expressway, Guangzhou North Ring Road and the other major feeder roads of Guangzhou, creating a circular transportation artery surrounding the central part of Guangzhou. It serves an important function of relieving the inner city traffic pressure of Guangzhou and providing a speedy route for traffic to pass through Guangzhou en route to other destinations.

During the year under review, two local toll-free roads running parallel to a portion of the ESW Ring Road were opened which had diverted traffic from the ESW Ring Road.

Over the past financial year, the average toll revenue was RMB1,149,000, maintaining at about the same level as the preceding financial year, whilst the average daily toll traffic decreased by 4% to 81,000 vehicles. The annual toll revenue was RMB419 million.

On 9th August, 2007, a wholly-owned subsidiary of HHI entered into an agreement with one of the joint venture partners of the Guangzhou East-South-West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South-West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and HHI, and the approval of the relevant PRC authorities within 180 days of the date of the agreement (or such other date as the parties may mutually agree).

Annual Toll Revenue
(RMBm)


500
400
300
200
356
419
2005
2006
2007

Average Daily Traffic
(No. of vehicles)


80,000
60,000
40,000
20,000
62,600
80,664
2005
2006
2007

Average Daily
Toll Revenue (RMB'000)


1,200
1,000
800
600
975
1,150
1,149
2005
2006
2007


40

Project Summary

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Sep 2003 - Sep 2033
Profit Sharing Ratio	50%

Phase I of the Western Delta Route

Phase I West is a 14.7 km closed system dual three-lane expressway. It has connections to the ESW Ring Road in the north and the National Highway 105 and Bigui Road of Shunde in the south. Currently, Phase I West is the only expressway linking Guangzhou and the Shunde District of Foshan.

In November 2006, a local toll-free road in Foshan, parallel to Phase I West was opened. This has resulted in traffic diversion and slowed down the growth of Phase I West. The joint venture company has been taking measures to attract more traffic.

Over the past financial year, the average daily toll revenue of Phase I West grew 11% to RMB376,000, while the average daily traffic grew 13% to 26,000 vehicles. The annual toll revenue reached RMB137 million.

Annual Toll Revenue
(RMBm)


140
120
100
80
100
125
137
2005
2006
2007

Average Daily Traffic
(No. of vehicles)


25,000
20,000
15,000
10,000
18,204
23,245
25,941
2005
2006
2007

Average Daily
Toll Revenue (RMB'000)


400
350
300
250
273
340
376
2005
2006
2007



Project Summary - Phase II West

Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Apr 2007 – Sept 2038
Profit Sharing Ratio	50%

Phase II and III of the Western Delta Route

The Western Delta Route is to be constructed in three phases. Phase I West was completed and started operations in April 2004.

Phase II West will be a 46 km closed system dual three-lane expressway starting in the north from the Shunde end of Phase I West and extending southward to National Highway 105 and the proposed western expressway of Zhongshan. Upon completion, it will be the only presently planned expressway linking Guangzhou to the central part of Zhongshan. While the Central Government has implemented country-wide stricter control and approval policy on land use which make land acquisition and demolition more difficult and also prolong the time of land handover, the construction of Phase II West has been proceeding and is currently planned to be completed by end of 2009.

Phase III West will be a 38 km expressway starting in the north from the Zhongshan end of Phase II West and extending southward to Zhuhai. The total investment cost (excluding interest during construction period) is planned to be RMB3.6 billion. HHI reached consensus with its PRC partner (also the PRC partner of the Phase I West and Phase II West) on the terms of investment, construction and operation of the Phase III West. The preparation work for project approval's application of Phase III West is underway.

Project Summary - Phase III West

Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Prospoсed 50%





Upon the completion of the Western Delta Route, it will be a strategic expressway directly linking up Guangzhou and Zhuhai along the western bank of the PRD. According to the Outline Plan of the Eleventh Five-Year Plan on National Economic and Social Development, the Guangdong Government will accelerate the development in the western flank of the PRD. HHI believes that the Western Delta Route will benefit from the Plan.

Hong Kong-Zhuhai-Macau Bridge Project

As reported in the media, feasibility studies on the Hong Kong-Zhuhai-Macau Bridge project have been substantially completed and the Central Government is highly supportive of the project. HHI is confident that it will be in an advantageous position to assume an important role in this project once it proceeds to the tendering stage.

Heyuan Power Plant

Heyuan Power Plant is a 2 x 600 MW ultra super-critical coal-fired power plant which is located in Heyuan City, Guangdong province. Project approval was obtained and construction work of the project is in progress, with commercial operation presently planned to be in 2009. The total project cost is estimated to be about RMB5.4 billion.

The Group's subsidiary owns an interest of 40% whilst the remaining 60% is being owned by the Shenzhen Energy Group, the former joint venture partner of the Group in the very successful Shajiao B Power Plant Project in China.



High standards of service



Panda Hotel



High quality food



pgraded suite at Panda Hotel

Hospitality EBIT (HK$m)


80
60
40
20
0
49
10
39
73
23
50
72
26
46
2005
2006
2007
Panda Hotel
Others

Panda Hotel Average Occupancy (%)


100%
75%
50%
25%
0%
85%
87%
84%
2005
2006
2007



Hotel and Catering

Turnover of the hospitality business for the year under review rose slightly to HK$379 million. Panda Hotel performed satisfactorily and the performance of its restaurant and catering services improved. However, the closure and relocation of the catering outlets at HITEC as part of the HITEC revamp exercise has temporarily affected their performance during the year under review.

Panda Hotel, Tsuen Wan

The hotel industry was adversely affected by several incidents that had negatively impacted Hong Kong hotel industry, namely, news on ill treatment of Mainland visitors and shoppers and the suspension of cableway service of Ngong Ping 360. During the year under review, supply of new hotel rooms increased the competition of the hotel market. Against these challenges, Panda Hotel achieved a satisfactory performance.

For the year under review, average room occupancy was 84% and the average room rate increased slightly as compared to last year. Total Hotel revenue was HK$205 million, which was slightly above last year by HK$5 million. Hotel room revenue was sustained at the HK$134 million level this year through the attracting of more individual leisure travellers and business customers, and enhancement of standards of service to achieve higher average room rate. The management has also focused on marketing schemes and ongoing renovation and upgrading programmes to meet the competition from upcoming new hotels. The restaurant and catering revenue for the year of HK$61 million was above last year by HK$4 million. Food & Beverage marketing schemes including attractive promotions and packages for corporate, association, and meeting incentive convention exhibition (MICE) clients have been strengthened to maintain the momentum of business growth.





Restaurants and Catering Services

The Revolving 66 Restaurant ("R66") at Hopewell Centre, the only revolving restaurant in Hong Kong, continues to be a very popular venue amongst tourists and local residents. Joint promotions and other promotional offers have increased its profile both locally and internationally. As a result of these efforts, R66 enjoyed an excellent year with 19% increase in revenue.

The catering outlets at HITEC were repositioned as part of the HITEC revamp plan. MENU, a new western restaurant, opened in November 2006 to replace the Grand Buffet Restaurant. Continuous promotion packages and marketing schemes were launched to build up reputation and public awareness of the restaurant. The Yuet Loy Heen Chinese Restaurant was closed in April 2007 and a new Chinese restaurant, Xi Shan, was opened in July 2007.

The business of Bayern Gourmet Food, a manufacturer and supplier of sausages, meats and fish products, continued to perform satisfactorily. On the retail side, promotion counters were set up in supermarkets to increase public awareness of its brands and products. Overall, Bayern Gourmet Food's revenues rose slightly during the year.

Mega Tower Hotel, Wanchai

The Group is committed to pursue its plan to develop the proposed 2,000-room Mega Tower Hotel at the adjacent site to the west of Hopewell Centre. The appeal against the Town Planning Board's rejection to the Group's planning application of 2004 is in process. Other alternatives in realizing the project are under review from time to time by the Group.





Others

Employees and Remuneration Policies

The Group has approximately 1,200 employees as at 30th June, 2007 and offers competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group also adopted share option scheme and share award scheme for the purposes of recognizing contributions by, and giving incentives to, the employees. Details of the schemes are set out in the Report of the Directors. The Group also provides medical and personal accident insurance coverage to all staff members. During the year, various staff events, such as Annual Dinner, Staff Appreciation Lunch, Bowling Night and staff recreation and sports events, were organized to build closer relationship.

Training programs for improving employee productivity were conducted in the past year on an ongoing basis. They included Elementary and Putonghua Courses which aimed at enhancing the communication skills and Red Cross First Aid Course which aimed at increasing safety awareness and accident prevention in the Group.

Community Relations

During the year, the Group continued to support various community services which included a donation to Hong Kong Arts Centre to support art and creative industry, sponsorship of community events such as Hong Kong Arts Festival, Dress Casual Day, Walk for Millions, CHKLC Football Competition, Olympic Day Run, MTR Race Walking etc.

MANAGEMENT DISCUSSION AND ANALYSIS

GROUP RESULTS

Overview

For the year ended 30th June, 2007, the Group's turnover by activities and their respective earnings before interest and tax are reported as follows:

	Turnover (Note 1)		Earnings before interest & tax (Note 2)	
In HK$ million	*2006*	***2007***	*2006*	***2007***
Property letting, agency & management	331	**390**	188	**204**
Property development	108	**227**	48	**1,067**
Infrastructure project investment	7	**5**	1,083	**1,246**
Hotel operations, restaurant & catering	377	**379**	73	**72**
Others	-	**-**	100	**99**
	823	**1,001**	1,492	**2,688**
Share of turnover of jointly-controlled entities				
Property development	56	**1,694**		
Infrastructure project investment	1,735	**2,026**		
	2,614	**4,721**		

	Results	
In HK$ million	*2006*	***2007***
Earnings before interest & tax (note 2)	1,492	**2,688**
Exceptional items	835	**327**
Fair value changes on the Group's investment properties		
– Revaluation increase	405	**208**
– Attributable tax effect	(71)	**(36)**
Finance costs	(62)	**(84)**
Taxation	3	**(76)**
Profit for the Year	2,602	**3,027**
Attributable to:		
Equity holders of the Company	2,250	**2,632**
Minority interests	352	**395**
	2,602	**3,027**

Notes:

(1) Turnover represented the sum of the Group's turnover of HK$1,001 million (2006: HK$823 million) plus the Group's attributable share of turnover of jointly controlled entities engaging in infrastructure project investment of HK$2,026 million (2006: HK$1,735 million) and property development business of HK$1,694 million (2006: HK$56 million).

(2) Earnings before interest & tax represented the sum of (i) profit from operations before changes in fair value of investment properties and exceptional items of HK$386 million (2006: HK$353 million); and (ii) share of profits of jointly controlled entities and associates of HK$2,302 million (2006: HK$1,139 million).

The Group's share of taxation of jointly controlled entities and associates for the current year of HK$293 million (2006: HK$112 million) are presented net of the share of profits of jointly controlled entities and associates.

Turnover

Turnover for the year ended 30th June, 2007, including the Group's proportionate share of turnover of jointly controlled entities engaging in toll expressway and property development businesses, was HK$4,721 million, an 81% increase as compared with HK$2,614 million of last year. The increase was the result of revenue growth of all business segments, in particular, the property development businesses. The Group's attributable share of net revenue of the property development project in Macau amounted to HK$1,694 million for the year under review, representing a more than 29 times increase over HK$56 million of the last year.

Earnings before Interest and Tax

The Group's earnings before interest and tax increased by 80% to HK$2,688 million from HK$1,492 million of the last year. The increase was mainly attributable to the prominent growth of our core businesses including property, infrastructure and hospitality, totaling HK$1,197 million.

Exceptional Items

The gain from exceptional items was HK$327 million as compared to HK$835 million of the previous year. The amount mainly comprised gain on disposal of available-for-sale investments of HK$320 million (2006: HK$29 million). Other major items of the last year included, inter alia, (i) gain on disposal of interests in Hopewell (Thailand) Limited of HK$265 million; (ii) gain on disposal of interests in Shunde Roads project of HK$245 million; (iii) gain on disposal of interests in a power plant project of HK$186 million; and (iv) write back of warranty provision of HK$80 million.

Profit Attributable to Equity Holders

The Group's profit attributable to equity holders was HK$2,632 million, representing an increase of 17% over HK$2,250 million of the last year. Excluding the effects of the fair value change on investment properties, the Group's profit attributable to equity holders would be HK$2,460 million, a 28% increase over HK$1,917 million of the last year.

Liquidity and Financial Resources

As of 30th June, 2007, the Group's cash balances and available banking facilities are as below:

	As at 30th June,	
In HK$ million	*2006*	***2007***
Cash		
HHI	3,014	**3,904**
Other entities in the Group	636	**1,854**
	3,650	**5,758**
Available Banking Facilities		
HHI	3,600	**3,600**
Other entities in the Group	10,624	**10,235**
	14,224	**13,835**
Cash and Available Banking Facilities		
HHI	6,614	**7,504**
Other entities in the Group	11,260	**12,089**
The Group	17,874	**19,593**

The Group's financial position remains strong. With net cash balances in hand together with the available banking facilities, the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

The Group has benefited from the continuing appreciation of Renminbi since the reform of Renminbi exchange rate regime in July 2005.

Treasury Policies

The Group's treasury activities were managed centrally at the corporate level, which aims to provide the most cost efficient funding and manage financial risks for the Group as a whole, such as interest rate and foreign exchange risks.

The banking facilities of the Group are principally on a floating rate basis and denominated in Hong Kong dollars. The Group has constantly monitored its interest rate and foreign exchange exposure and, when appropriate, the Group may apply hedging instruments to minimize these risks. The use of financial instrument is strictly controlled and is solely for managing the Group's interest rate and foreign currency exchange rate exposures in connection with its borrowings.

The Group's capital structure, which is mainly financed by equity, is shown as below:

	As at 30th June,	
In HK$ million	*2006*	***2007***
Equity attributable to equity holders of the Company	17,234	**19,171**
Share based compensation reserves of a subsidiary	–	**2**
Minority interests	2,862	**3,059**
Total Equity	20,096	**22,232**
Bank Borrowings	–	**–**
Total Capitalisation	20,096	**22,232**

Project Commitments

Details of the project commitments are set out in note 44 to the financial statements.

Contingencies

Details of the contingent liabilities are set out in note 46 to the financial statements.

Charges on Assets

As at 30th June, 2007, no mortgage was charged on the Group's assets.

Material Acquisitions or Disposals

Other than the disposal of our interests in the property development project in Macau as mentioned in the Chairman's Statement, there was no material acquisition or disposal of the Company's subsidiaries and associates during the year ended 30th June, 2007.

CORPORATE GOVERNANCE REPORT

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board of Directors (the "Board") that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the Code on Corporate Governance Practices (the "CG-Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Throughout the year ended 30th June, 2007, the Company has complied with all code provisions set out in the CG-Code.

Board of Directors

The Company is managed through the Board which currently comprises of eleven Executive Directors (including the Chairman), three Non-Executive Directors and four Independent Non-Executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 8 to 13 of this Annual Report.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon Ying Sheung WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Eddie Ping Chang HO, Managing Director, and Mr. Thomas Jefferson WU (the son of Sir Gordon Ying Sheung WU), Co-Managing Director, are responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Directors has been established and set out clearly in writing.

Non-Executive Directors and Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgment. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-Executive Director a written annual confirmation of independence. All the Independent Non-Executive Directors meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his/her last appointment by the Board, election or re-election, and shall be eligible for re-election subject to the provisions of the Articles of Association. All Non-Executive Directors and Independent Non-Executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s). During the year, one new Executive Director, Mr. William Wing Lam WONG, was appointed. On 13th August, 2007, one new Independent Non-Executive Director, Mr. Yuk Keung IP, was also appointed. Newly appointed Directors will be given an induction on the information of the Group and a manual on the duties and responsibilities as a director of a listed company both under the Listing Rules and applicable laws.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board Committees

The Board has established a Committee of Executive Directors in September 1991 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these 2 Board Committees comprise, except for the Chairman of the Remuneration Committee, entirely of Independent Non-Executive Directors.

	Audit Committee	*Remuneration Committee*
Committee Members	Mr. Lee Yick NAM* *(Chairman)* Ms. Linda Lai Chuen LOKE* Mr. Guy Man Guy WU* Mr. Yuk Keung IP* *(Appointed on 13th August, 2007)*	Mr. Eddie Ping Chang HO# *(Chairman)* Mr. Lee Yick NAM* Ms. Linda Lai Chuen LOKE*
Major responsibilities and functions	• Consider the appointment and independence of external auditors. • Review and supervise the Group's financial reporting process, internal control and compliance. • Review and monitor the interim and annual financial statements before submission to the Board.	• Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.
Work performed during the year	• Considered and approved the terms of engagement of the external auditors including audit fee. • Reviewed the annual financial statements for the year ended 30th June, 2006 and the interim financial statements for the six months ended 31st December, 2006. • Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	• Determined the remuneration package of a newly appointed Executive Director. • Reviewed the level of Directors' fees for the year. • Reviewed and approved the grant of share awards to the Directors under the Share Award Scheme.

Executive Director
* *Independent Non-Executive Director*

Attendance at Meetings

During the year under view, the attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meetings and Annual General Meeting are as follows:

	Number of meetings attended / held			
	Board Meetings	***Audit Committee Meetings***	***Remuneration Committee Meeting***	***Annual General Meeting***
Number of meetings held	5	2	2	1
Executive Directors				
Sir Gordon Ying Sheung WU *GBS, KCMG, FICE* *(Chairman)*	3 out of 5	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO *(Remuneration Committee Chairman)*	4 out of 5	N/A	2 out of 2	1 out of 1
Mr. Thomas Jefferson WU	4 out of 5	N/A	N/A	1 out of 1
Mr. Josiah Chin Lai KWOK	4 out of 5	N/A	N/A	1 out of 1
Mr. Robert Van Jin NIEN	5 out of 5	N/A	N/A	1 out of 1
Mr. Albert Kam Yin YEUNG	4 out of 5	N/A	N/A	1 out of 1
Mr. David Yau-gay LUI	4 out of 5	N/A	N/A	1 out of 1
Mr. Andy Lee Ming CHEUNG	5 out of 5	N/A	N/A	1 out of 1
Mr. Eddie Wing Chuen HO Junior	5 out of 5	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK	5 out of 5	N/A	N/A	1 out of 1
Mr. William Wing Lam WONG *(Appointed on 18th January, 2007)*	3 out of 3	N/A	N/A	N/A
Non-Executive Directors				
Mr. Henry Hin Moh LEE	4 out of 5	N/A	N/A	1 out of 1
Lady Ivy Sau Ping KWOK WU *JP*	3 out of 5	N/A	N/A	1 out of 1
Mr. Carmelo Ka Sze LEE	4 out of 5	N/A	N/A	1 out of 1
Independent Non-Executive Directors				
Mr. Guy Man Guy WU	5 out of 5	2 out of 2	N/A	1 out of 1
Ms. Linda Lai Chuen LOKE	4 out of 5	2 out of 2	2 out of 2	1 out of 1
Mr. Lee Yick NAM *(Audit Committee Chairman)*	5 out of 5	2 out of 2	2 out of 2	1 out of 1
Mr. Yuk Keung IP *(Appointed on 13th August, 2007)*	N/A	N/A	N/A	N/A

Remuneration Policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises of some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus, share options and share awards which are performance related elements. No Director is allowed to approve his/her own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 19th October, 2006.

Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiry made, all Directors have confirmed that they have complied fully with the Model Code throughout the year.

Financial Reporting

The Directors recognize the responsibility for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditors with respect to the financial reporting are set out in the Independent Auditor's Report on page 62 of this Annual Report.

External Auditors

The Company's external auditors are Deloitte Touche Tohmatsu. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditors is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditors as well as approving their terms of engagement including their fees. Apart from the statutory audit of the annual financial statements, Deloitte Touche Tohmatsu was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31st December, 2006 as well as advising on tax compliance and related matters. During the year ended 30th June, 2007, the fees payable by the Group to the external auditors in respect of audit and non-audit services provided by them were as follows:

	HK$'000
Audit services	6,135
Non-audit services:	
Tax compliance and advisory services	819
	6,954

Internal Controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor Relations

The Group acknowledges the importance of communicating with shareholders and investors. A two-way dialogue and prompt disclosure of information in strict compliance with the relevant regulations are regarded as the core of effective communications with the market. These are always given high priority by the Group.

During the year under review, the Group maintained its active role in investor relations. This was carried out through participation in investment conferences, meetings and teleconferences with fund managers and analysts. In addition, each year, the Group holds presentations for analysts and media on results announcement. Not only do these events update the investors with the Group's business operations, they also provide opportunities for shareholders and investors to raise their queries and share their views with our senior management.

To ensure shareholders and investors can follow closely on the Group's business development, the Group maintains a corporate website at www.hopewellholdings.com. This acts as an effective intermediate for information disclosure, which provides comprehensive and updated information on the Group's operations, announcements, press release, as well as interim and annual reports.

The Group will review and improve the disclosure of information and effectiveness of communication with investors and shareholders from time to time. It will continue to maintain its dialogue with the investment community and uphold its transparency through a proactive investor relations policy.

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2007.

Principal Activities

The principal activity of the Company is investment holding and its subsidiaries are active in the fields of investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

Results

The results of the Group for the year ended 30th June, 2007 are set out in the consolidated income statement on page 63.

Final Dividend and Special Dividend

The Directors recommend the payment of a final dividend of HK82 cents (2006: HK48 cents) per share which, together with the interim dividend of HK38 cents (2006: interim dividend of HK36 cents) per share paid on 23rd March, 2007, represents a total dividend distribution of HK120 cents (2006: HK84 cents) per share, totalling HK$1,079 million in respect of the year ended 30th June, 2007 (2006: HK$755 million).

The Directors also recommend the payment of a special dividend of HK35 cents per share. The dividends for this year (including the special dividend) represents a 57% payout of net profits (before effect of property revaluation gain).

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 14 to 33.

Share Capital

Movements in share capital of the Company during the year are set out in note 40 to the financial statements.

Share Premium and Reserves of the Group and the Company

Movements in share premium and reserves during the year are set out in note 41 to the financial statements.

Distributable Reserve

The Company's distributable reserve at 30th June, 2007 amounted to HK$3,120 million (2006: HK$2,585 million) which represents retained profits of the Company as at that date.

Donations

Donations made by the Group during the year for charitable and other purposes amounted to HK$6,133,000 (2006: HK$22,136,000).

Fixed Assets

Movements in investment properties and property, plant and equipment during the year are set out in notes 21 and 22 to the financial statements respectively. Particulars regarding the major properties and property interests of the Group are set out on pages 123 and 124.

Major Customers and Suppliers

The turnover attributable to the Group's five largest customers combined was 9% of the Group's turnover for the year. The five largest suppliers of the Group accounted for approximately 22% of the Group's total purchases and the largest supplier included therein accounted for approximately 7%.

None of the Directors, their associates, or any shareholder of the Company, which to the knowledge of the Directors of the Company, owns more than 5% of the Company's issued shares, had any beneficial interests in the Group's five largest customers and suppliers.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are set out on pages 8 to 13. Changes during the year and up to the date of this report are as follows:

Mr. William Wing Lam WONG	(appointed on 18th January, 2007)
Mr. Yuk Keung IP	(appointed on 13th August, 2007)

In accordance with the Company's Articles of Association, Sir Gordon Ying Sheung WU, Mr. Thomas Jefferson WU, Mr. Henry Hin Moh LEE, Mr. Robert Van Jin NIEN, Mr. Carmelo Ka Sze LEE and Mr. Lee Yick NAM shall retire at the forthcoming annual general meeting and, being eligible, offered themselves for re-election.

Mr. Andy Lee Ming CHEUNG has resigned as an Executive Director of the Company with effect from 18th October, 2007.

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company and HHI who are regarded as members of the Group's senior management.

Qualified Accountant

Mr. Nicholas Tai Keung MAY, aged 45, Qualified Accountant, joined the Group in April 2007. He currently holds the position of Group Financial Controller and is responsible for financial management and accounting functions of the Group. He is a CPA of CPA Australia and a CPA of the Hong Kong Institute of Certified Public Accountants.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30th June, 2007, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(A) the Company [(i)]

	Shares							
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests [(ii)] (interests of controlled corporation)*	*Other interests [(iii)]*	*Underlying shares of equity derivatives*	*Awarded shares [(iv)]*	*Total interests*	*% of issued share capital*
Gordon Ying Sheung WU	74,683,032	21,910,000 [(v)]	111,250,000 [(vi)]	30,680,000	-	-	238,523,032 [(ix)]	26.52%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	-	-	-	28,439,000	3.16%
Thomas Jefferson WU	27,840,000	-	820,000	-	-	-	28,660,000	3.19%
Josiah Chin Lai KWOK	1,095,000	-	-	-	-	180,000	1,275,000	0.14%
Henry Hin Moh LEE	5,104,322	-	-	-	-	-	5,104,322	0.57%
Robert Van Jin NIEN	756,000	-	-	-	-	72,000	828,000	0.09%
Guy Man Guy WU	2,645,650	-	-	-		-	2,645,650	0.29%
Ivy Sau Ping KWOK WU	21,910,000	124,743,032 [(vii)]	61,190,000 [(viii)]	30,680,000	-	-	238,523,032 [(ix)]	26.52%
Linda Lai Chuen LOKE	-	1,308,981	-	-	-	-	1,308,981	0.15%
David Yau-gay LUI	8,537	-	-	-	-	-	8,537	0.00%
Albert Kam Yin YEUNG	330,000	-	-	-	-	120,000	450,000	0.05%
Andy Lee Ming CHEUNG	126,000	-	-	-	200,000 [(x)]	72,000	398,000	0.04%
Eddie Wing Chuen HO Junior	536,000	-	-	-	-	72,000	608,000	0.07%
Lee Yick NAM	90,000	-	-	-	-	-	90,000	0.01%
Barry Chung Tat MOK	200,000	-	-	-	2,000,000 [(x)]	100,000	2,300,000	0.26%
William Wing Lam WONG	50,000	-	-	-	288,000 [(x)]	100,000	438,000	0.05%

Notes:

(i) All interests in the shares and underlying shares of equity derivatives of the Company were long positions. None of the Directors or chief executives held any short position in the shares and underlying shares of equity derivatives of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 30,680,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the Employees Share Award Scheme of the Company adopted on 25th January, 2007 but not yet vested, details of which are set out below:

Directors	*Date of award*	*No. of awarded shares*	*Vesting date*
Josiah Chin Lai KWOK	25/01/2007	90,000	25/01/2008
		90,000	25/01/2009
Robert Van Jin NIEN	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Albert Kam Yin YEUNG	25/01/2007	60,000	25/01/2008
		60,000	25/01/2009
Andy Lee Ming CHEUNG	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Eddie Wing Chuen HO Junior	25/01/2007	36,000	25/01/2008
		36,000	25/01/2009
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009
William Wing Lam WONG	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009

(v) The family interests in 21,910,000 shares represented the interests of Lady Ivy WU.

(vi) The corporate interests in 111,250,000 shares held by Sir Gordon WU included the interests in 61,190,000 shares referred to in Note (viii).

(vii) The family interests in 124,743,032 shares represented the interests of Sir Gordon WU. This figure included 50,060,000 shares held by Sir Gordon WU through corporations.

(viii) The corporate interests in 61,190,000 shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(ix) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(x) The interests in underlying shares of equity derivatives represented interests in options granted to Directors under the 2003 Share Option Scheme to subscribe for shares of the Company, further details of which are set out in the section headed "Share Options of the Company".

(B) Associated Corporations

(1) Hopewell Highway Infrastructure Limited ("HHI")

Directors	*HHI Shares* — *Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests* [i] *(interests of controlled corporation)*	*Other Interests*	*Total Interests*	*% of issued share capital*
Gordon Ying Sheung WU	6,249,402	2,491,000 [ii]	10,124,999 [iii]	3,068,000 [iv]	21,933,401 [viii]	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	-	2,165,600	0.07%
Thomas Jefferson WU	5,657,000	-	82,000	-	5,739,000	0.19%
Henry Hin Moh LEE	279,530	-	-	-	279,530	0.01%
Robert Van Jin NIEN	60,000	-	-	-	60,000	0.00%
Ivy Sau Ping KWOK WU	2,491,000 [v]	10,255,402 [vi]	6,118,999 [vii]	3,068,000 [iv]	21,933,401 [viii]	0.74%
David Yau-gay LUI	853	-	-	-	853	0.00%

Notes:

(i) These HHI Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The interests in 2,491,000 HHI Shares were interests held by Lady Ivy WU.

(iii) The corporate interests in 10,124,999 HHI Shares held by Sir Gordon WU included the corporate interests in 6,118,999 HHI Shares referred to in Note (vii).

(iv) The other interests in 3,068,000 HHI Shares represented the interests held jointly by Sir Gordon WU and Lady Ivy WU.

(v) The interests in 2,491,000 HHI Shares were personal interests beneficially owned by Lady Ivy WU and represented the same block of shares in Note (ii).

(vi) The family interests in 10,255,402 HHI Shares represented the interests of Sir Gordon WU. This figure included 4,006,000 HHI Shares held by Sir Gordon WU through corporations.

(vii) The corporate interests in 6,118,999 HHI Shares were held through corporations owned by Sir Gordon WU and Lady Ivy WU as to 50% each.

(viii) Sir Gordon WU and Lady Ivy WU were deemed under the SFO to have same interests with each other.

(2) *HCNH Insurance Brokers Limited ("HCNH")*
Mr. Eddie Ping Chang HO together with his associate beneficially owned 600,000 ordinary shares of HCNH, an associated corporation of the Company, representing 50% of its issued share capital, through Hong Kong Insurance Agency Limited which was 100% owned by him together with his associate.

All the above interests in the shares and underlying shares of equity derivatives of associated corporations were long positions.

Save as aforesaid, as at 30th June, 2007, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options of the Company

The shareholders of the Company approved the adoption of a new share option scheme (the "2003 Share Option Scheme") effective on 1st November, 2003.

(A) The 2003 Share Option Scheme will expire on 31st October, 2013, but any options then outstanding will continue to be exercisable. A summary of some of the principal terms of the 2003 Share Option Scheme is set out in (B) below.

(B) The 2003 Share Option Scheme is designated to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to any eligible persons (including substantial shareholders of the Company, directors or employees or consultants, professionals or advisers of/to each member of the Group) and for such other purposes as the Board may approve from time to time.

Under the 2003 Share Option Scheme, the maximum number of shares in the Company in respect of which options may be granted (together with shares issued pursuant to options exercised and shares in respect of which any option remains outstanding) will not exceed 10% of the aggregate nominal amount of the issued share capital of the Company as at the date of adoption of the 2003 Share Option Scheme, unless a fresh approval from the shareholders is obtained. The maximum entitlement of each participant under the 2003 Share Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 73,844,212 shares (representing approximately 8.2% of the issued share capital of the Company) are available for issue under the 2003 Share Option Scheme.

The period under which an option may be exercised will be determined by the Board of Directors of the Company in its discretion, save that an option shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board of Directors of the Company and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 14 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option and shall be stated in the letter containing the offer of the grant of option. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotations sheet on the date of grant (deemed to be the date of offer), which must be a business day; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the date of grant; and (c) the nominal value of a share in the Company.

(C) Details of the movement of share options under the 2003 Share Option Scheme during the year ended 30th June, 2007 were as follows:

			Number of share options						
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2006*	*Granted during the year*	*Exercised during the year*	*Lapsed during the year*	*Outstanding at 30/06/2007*	*Exercise period*	*Closing price before date of grant falling within the year HK$*
Directors									
Albert Kam Yin YEUNG	08/09/2004	17.10	850,000	-	850,000	-	-	08/09/2004 -07/09/2007	N/A
Andy Lee Ming CHEUNG	08/09/2004	17.10	500,000	-	300,000	-	200,000	08/09/2004 -07/09/2007	N/A
Barry Chung Tat MOK	02/09/2005	19.94	2,500,000	-	500,000	-	2,000,000	02/03/2006 -01/03/2009	N/A
Employees	10/10/2006	22.44	-	8,960,000	-	256,000	8,704,000	01/11/2007 -31/10/2013	22.25
Total			3,850,000	8,960,000	1,650,000	256,000	10,904,000		

No option was cancelled during the year.

The weighted average closing prices of the shares on the dates immediately before the dates on which the options were exercised by Mr. Albert Kam Yin YEUNG, Mr. Andy Lee Ming CHEUNG and Mr. Barry Chung Tak MOK during the year were HK$26.00, HK$29.95 and HK$33.60 respectively.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 2nd September, 2005 and 10th October, 2006 are exercisable in the following manner:

Maximum options exercisable	***Exercise period***
Granted on 2nd September, 2005	
50% of options granted	02/03/2006 - 01/03/2007
100% of options granted *	02/03/2007 - 01/03/2009
Granted on 10th October, 2006	
20% of options granted	01/11/2007 - 31/10/2008
40% of options granted*	01/11/2008 - 31/10/2009
60% of options granted*	01/11/2009 - 31/10/2010
80% of options granted*	01/11/2010 - 31/10/2011
100% of options granted*	01/11/2011 - 31/10/2013

* Including those not previously exercised

The fair value of the share options granted during the period with the exercise price per share of HK$22.44 is estimated at approximately HK$44.00 million at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$22.25 at the grant date, the historical volatility of share price of the Company of 26% which is based on rolling two-year volatility of the Company's share price over last three years, expected life of options of 7 years, expected dividend yield of 1.9% on a semi-annual basis, and the risk free rate of 3.956% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Options of HHI

(A) The share option scheme of HHI was approved by the written resolutions of the then sole shareholder of HHI passed on 16th July, 2003 and approved by shareholders of the Company at an extraordinary general meeting held on 16th July, 2003 (the "HHI Option Scheme"). The HHI Option Scheme will expire on 15th July, 2013. A summary of some of the principal terms of the HHI Option Scheme is set out in (B) below.

(B) The purpose of the HHI Option Scheme is to provide HHI with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the HHI group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the HHI group; (iii) any consultants, professional and other advisers to each member of the HHI group; (iv) any chief executives, or substantial shareholders of HHI; (v) any associates of director, chief executive or substantial shareholder of HHI and (vi) any employees of substantial shareholder of HHI or such other purposes as the board of directors of HHI may approve from time to time.

Under the HHI Option Scheme, the maximum number of shares in HHI which may be issued upon exercise of all options to be granted under the HHI Option Scheme and any other share option scheme of HHI will not exceed 10% of the total number of shares of HHI in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of HHI is obtained. The maximum entitlement of each participant under the HHI Option Scheme in any 12-month period must not exceed 1% of the issued share capital of HHI. As at the date of this report, a total of 277,000,000 shares (representing 9.3% of the issued share capital of HHI) are available for issue under the HHI Option Scheme.

The period during which an option may be exercised will be determined by the board of directors of HHI at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the board of directors of HHI and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option. The exercise price for an option shall be such price as the board of directors of HHI may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in HHI.

(C) Details of the movement of share options under the HHI Option Scheme during the year ended 30th June, 2007 were as follows:

			Number of Share options					
	Date of grant	*Exercise price per share HK$*	*Outstanding at 01/07/2006*	*Granted during the year*	*Exercised during the year*	*Outstanding at 30/06/2007*	*Exercise period*	*Closing price before date of grant falling within the year HK$*
Director of HHI								
Leo Kwok Kee LEUNG	08/09/2004	4.875	2,000,000	-	2,000,000	-	08/09/2004 -07/09/2007	N/A
Employee of HHI	08/09/2004	4.875	400,000	-	400,000		08/09/2004 -07/09/2007	N/A
Employees of HHI	17/10/2006	5.858	-	6,200,000	-	6,200,000	01/12/2007 -30/11/2013	5.71
Total			2,400,000	6,200,000	2,400,000	6,200,000		

No option was cancelled or lapsed during the year.

The weighted average closing prices of the shares on the dates immediately before the dates on which the options were exercised by Ir. Leo Kwok Kee LEUNG and the employee of HHI during the year were HK$7.36 and HK$6.61 respectively.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 17th October, 2006 are exercisable in the following manner:

Maximum options exercisable	*Exercise period*
20% of options granted	01/12/2007 - 30/11/2008
40% of options granted*	01/12/2008 - 30/11/2009
60% of options granted*	01/12/2009 - 30/11/2010
80% of options granted*	01/12/2010 - 30/11/2011
100% of options granted*	01/12/2011 - 30/11/2013

* including those not previously exercised

The fair value of the share options granted during the period with the exercise price per share of HK$5.858 is estimated at approximately HK$5,814,000 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$5.700 per share at the grant date, the historical volatility of share price of HHI of 23% which is based on rolling two-year volatility of HHI's share price over last three years, expected life of options of 7 years, expected dividend yield of 4.75%, and the risk-free rate of 3.969% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected share price volatility. As the characteristics of the options granted during the period are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards of the Company

(A) The Share Award Scheme of the Company (the "HHL Award Scheme") was adopted by the Board on 25th January, 2007 ("HHL Adoption Date"). Unless terminated earlier by the Board, the HHL Award Scheme shall be valid and effective for a term of 15 years commencing on the HHL Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHL Adoption Date. A summary of some of the principal terms of the HHL Award Scheme is set out in (B) below.

(B) The purpose of the HHL Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the HHL Award Scheme, the Board (or where the relevant selected employee is a Director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHL Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the HHL Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) A total of 3,374,000 Shares have been awarded to the following 10 employees during the year ended 30th June, 2007 subject to the terms of the HHL Award Scheme and the condition that such selected employees shall not dispose of awarded shares in the 12-month period commencing on the vesting date thereof. No awarded shares lapsed during the year ended 30th June, 2007.

Name of selected employee	*Date of award*	*Number of awarded shares*	*Vesting date*
Directors			
Sir Gordon Ying Sheung WU	25/01/2007	880,000	25/01/2007
Eddie Ping Chang HO	25/01/2007	750,000	25/01/2007
Thomas Jefferson WU	25/01/2007	670,000	25/01/2007
Josiah Chin Lai KWOK	25/01/2007	90,000	25/01/2007
		90,000	25/01/2008
		90,000	25/01/2009
Robert Van Jin NIEN	25/01/2007	36,000	25/01/2007
		36,000	25/01/2008
		36,000	25/01/2009
Albert Kam Yin YEUNG	25/01/2007	60,000	25/01/2007
		60,000	25/01/2008
		60,000	25/01/2009
Andy Lee Ming CHEUNG	25/01/2007	36,000	25/01/2007
		36,000	25/01/2008
		36,000	25/01/2009
Eddie Wing Chuen HO Junior	25/01/2007	36,000	25/01/2007
		36,000	25/01/2008
		36,000	25/01/2009
Barry Chung Tat MOK	25/01/2007	50,000	25/01/2007
		50,000	25/01/2008
		50,000	25/01/2009
William Wing Lam WONG	25/01/2007	50,000	25/01/2007
		50,000	25/01/2008
		50,000	25/01/2009

Share Awards of HHI

(A) The Share Award Scheme of HHI (the "HHI Award Scheme") was adopted by the board of directors of HHI on 25th January, 2007 ("HHI Adoption Date"). Unless terminated earlier by the board of directors of HHI ("HHI Board"), the HHI Award Scheme shall be valid and effective for a term of 15 years commencing on the HHI Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the HHI Adoption Date. A summary of some of the principal terms of the HHI Award Scheme is set out in (B) below.

(B) The purpose of the HHI Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of HHI group and to give incentive in order to retain them for the continual operation and development of HHI group and to attract suitable personnel for further development of HHI group.

Under the HHI Award Scheme, the HHI Board (or where the relevant selected employee is a director of HHI, the Remuneration Committee of HHI) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the HHI Award Scheme and determine the number of shares to be awarded. The HHI Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the HHI Board under the HHI Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of HHI as at the date of such grant.

(C) A total of 1,940,000 shares have been awarded to following 5 employees during the year ended 30th June, 2007 subject to the terms of the HHI Award Scheme and the condition that such selected employees shall not dispose of awarded shares in the 12-month period commencing on the vesting date thereof. No awarded shares lapsed during the year ended 30th June, 2007.

Name of selected employee	*Date of award*	*Number of awarded shares*	*Vesting date*
Directors of HHI			
Thomas Jefferson WU	25/01/2007	800,000	25/01/2007
Alan Chi Hung CHAN	25/01/2007	140,000	25/01/2007
		140,000	25/01/2008
		140,000	25/01/2009
Leo Kwok Kee LEUNG	25/01/2007	100,000	25/01/2007
		100,000	25/01/2008
		100,000	25/01/2009
Cheng Hui JIA	25/01/2007	100,000	25/01/2007
		100,000	25/01/2008
		100,000	25/01/2009
Employee of HHI	25/01/2007	40,000	25/01/2007
		40,000	25/01/2008
		40,000	25/01/2009

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options of the Company", "Share Options of HHI", "Share Awards of the Company" and "Share Awards of HHI", at no time during the year ended 30th June, 2007 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board of Directors with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No directors proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement from office and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Group has set up the MPF Schemes. Mandatory contributions to these schemes are made by both the employers and employees at 5% of the employees' monthly relevant income capped at HK$20,000. The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes. During the year, the Group made contributions to the schemes amounted to HK$8,402,000.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company were entered into during the year or subsisted at the end of the year.

Substantial Shareholders

Save as disclosed under the section headed "Directors' Interests in Shares, Underlying Shares and Debentures", as at 30th June, 2007, the Company had not been notified of any other interest or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under section 336 of the SFO.

Purchase, Sale or Redemption of Securities

During the year, the Company repurchased 832,000 shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration, including transaction costs, of HK$18,877,541. All the repurchased shares were subsequently cancelled. The nominal value of the cancelled shares of HK$2,080,000 was credited to capital redemption reserve and the aggregate consideration was paid out from the Company's retained profits. Details of the repurchases are as follows:

Month of the repurchases	*Total no. of the ordinary shares repurchased*	*Highest price paid per share HK$*	*Lowest price paid per share HK$*	*Aggregate consideration paid (including transaction costs) HK$*
October 2006	432,000	22.45	22.25	9,702,113
November 2006	400,000	22.95	22.80	9,175,428
Total	832,000			18,877,541

The purchases were made for the benefit of the shareholders with a view to enhancing the earnings per share of the Group.

Save as disclosed above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during the year ended 30th June, 2007.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his/her independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Connected Transactions

(A) Management Agreement with Nan Yue

On 1st June, 2007, Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") entered into a management agreement with Guangdong Nan Yue Logistics Company Limited ("Nan Yue"), a subsidiary of its PRC partner.

Pursuant to such management agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for the Phase II West Project. The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The management agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of the Phase II West Project). The service fee is 2.5% of the fee for the materials supplied for the Phase II West Project and shall be paid on a quarterly basis after deduction of the 5% assurance fee that shall be repayable without interest to Nan Yue upon completion of the term of the Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of the Phase II West Project ("Construction Contractors"). The material fee shall be payable by the Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for the Phase II West Project.

Pursuant to the Listing Agreement between HHI and the Stock Exchange and the letter dated 7th August, 2003 from the Company to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by HHI group which operates a toll road project, is deemed to be a subsidiary of HHI and the Company for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31st March, 2004). The relevant PRC partner of West Route JV currently has a 50% interest in each of West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of HHI) and is accordingly deemed to be a connected person of the Company and HHI for the purposes of Chapter 14A of the Listing Rules.

This connected transaction, which details were contained in the joint press announcements by HHI and the Company dated 1st June, 2007, was exempt from the independent shareholders' approval requirement pursuant to Chapter 14A of the Listing Rule.

(B) Sale of HHI Ring Road Co

Subsequent to the balance sheet date, on 9th August, 2007, a wholly-owned subsidiary of HHI entered into an agreement with one of the joint venture partners of the Guangzhou East-south West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-south West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and HHI and the approval of the relevant PRC authorities within 180 days of the date of the Agreement (or such other date as the parties may be mutually agreed). The approval of the relevant PRC authorities and the approval of the major shareholder of HHI have been obtained and the Company will convene an extraordinary general meeting for approval of the same. The details of this transaction were contained in the joint announcement by HHI and the Company dated 9th August, 2007. Pursuant to the above-mentioned Listing Agreement between HHI and the Stock Exchange and the letter dated 7th August, 2003 from the Company to the Stock Exchange, the Guangzhou East-south West Ring Road joint venture is also deemed to be a subsidiary of the Company and HHI for the purposes of the current Chapters 14 and 14A of the Listing Rules and as the purchaser currently has a 10% interest in this joint venture, it is accordingly deemed to be a connected person of the Company and HHI for the purposes of Chapter 14A of the Listing Rules.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors, as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13 of the Listing Rules

The Sino-foreign co-operative joint venture enterprises jointly controlled by the HHI Group and the PRC joint venture partners which operate toll expressways and infrastructure projects have, following the listing of HHI on the Stock Exchange in 2003, been deemed as subsidiaries of the Company for the purpose of the disclosure requirements under Chapter 13 of the Listing Rules. Accordingly, information on advances and financial assistance to such joint venture enterprises is no longer required under Rules 13.13, 13.16, 13.20 and 13.22 of the Listing Rules to be specifically disclosed in the annual report.

Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU *GBS, KCMG, FICE*
Chairman

Hong Kong, 21st August, 2007

CORPORATE INFORMATION

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Mr. Eddie Ping Chang HO*
Vice Chairman & Managing Director

Mr. Thomas Jefferson WU
Co-Managing Director

Mr. Josiah Chin Lai KWOK
Deputy Managing Director

Mr. Henry Hin Moh LEE#

Mr. Robert Van Jin NIEN

Mr. Guy Man Guy WU##

Lady Ivy Sau Ping KWOK WU JP#

Ms. Linda Lai Chuen LOKE##

Mr. Albert Kam Yin YEUNG

Mr. David Yau-gay LUI

Mr. Carmelo Ka Sze LEE#

Mr. Andy Lee Ming CHEUNG

Mr. Eddie Wing Chuen HO Junior

Mr. Lee Yick NAM##

Mr. Barry Chung Tat MOK

Mr. William Wing Lam WONG

Mr. Yuk Keung IP##

* *Also as Alternate Director to Sir Gordon Ying Sheung WU and Lady Ivy Sau Ping KWOK WU*

\# *Non-Executive Directors*

\## *Independent Non-Executive Directors*

Audit Committee

Mr. Lee Yick NAM *Chairman*

Ms. Linda Lai Chuen LOKE

Mr. Guy Man Guy WU

Mr. Yuk Yeung IP

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*

Mr. Lee Yick NAM

Ms. Linda Lai Chuen LOKE

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

64th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Principal Bankers+

Agricultural Bank of China
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China Construction Bank Corporation
China Merchants Bank Co., Limited
Chiyu Banking Corporation Limited
Chong Hing Bank Limited
Citibank, N.A.
DBS Bank Limited
Export Development Canada
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Luso International Banking Limited
Malayan Banking Berhad
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Oversea-Chinese Banking Corporation Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

+ *names arranged in alphabetical order*

Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555
Fax : (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 54)

American Depositary Receipt

CUSIP No.	439555301
Trading Symbol	HOWWY
ADR to share ratio	1:1
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2862 5683
Fax : (852) 2861 2068
Email: ir@hopewellholdings.com

Web Page

www.hopewellholdings.com

Note: In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

CONTENTS

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HOLDINGS LIMITED
(incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hopewell Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 63 to 122, which comprise the consolidated and Company balance sheets as at 30th June, 2007, and the consolidated income statement, the consolidated statement of recognised income and expense and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30th June, 2007 and of the profit and cash flows of the Group for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
21st August, 2007

CONSOLIDATED INCOME STATEMENT

	Notes	2006 HK$'000 (restated)	**2007** **HK$'000**
Turnover	6	823,122	**1,000,605**
Cost of sales and services		(471,385)	**(583,437)**
		351,737	**417,168**
Other income	8	232,674	**308,990**
Selling and distribution costs		(40,104)	**(62,100)**
Administrative expenses		(169,625)	**(271,716)**
Other expenses	9	(22,136)	**(6,133)**
Gain arising from changes in fair value of investment properties		405,529	**207,777**
Gain on disposal of available-for-sale investments	10	28,889	**319,849**
Gain on disposal/deemed disposal of subsidiaries	11	294,491	**7,617**
Gain on disposal of a power station project	12	185,755	**—**
Reversal of impairment loss on an amount due from a former jointly controlled entity	13	245,480	**—**
Write back of warranty provisions	46(a)	80,000	**—**
Finance costs	14	(61,706)	**(84,253)**
Share of profits of			
Jointly controlled entities	15	1,123,054	**2,295,917**
Associates		16,564	**5,639**
Profit before taxation	16	2,670,602	**3,138,755**
Income tax expense	17	(68,148)	**(112,118)**
Profit for the year		2,602,454	**3,026,637**
Attributable to:			
Equity holders of the Company		2,249,896	**2,632,127**
Minority interests		352,558	**394,510**
		2,602,454	**3,026,637**
Dividends paid	18	664,901	**772,608**
		HK$	**HK$**
Earnings per share	19		
Basic		2.50	**2.93**
Diluted		2.50	**2.92**

CONSOLIDATED BALANCE SHEET

	Notes	2006 HK$'000	**2007** **HK$'000**
ASSETS			
Non-current Assets			
Investment properties	21	6,537,344	**6,870,499**
Property, plant and equipment	22	458,804	**448,516**
Prepaid land lease payments	23	972,953	**982,611**
Properties for or under development	26	231,647	**335,653**
Interests in jointly controlled entities	27	6,949,504	**7,103,156**
Interests in associates	28	23,376	**23,625**
Other investment project	44(b)	92,344	**336,866**
Available-for-sale investments	29	194,932	**18,682**
Long-term loans and receivables	30	1,039,530	**283,431**
		16,500,434	**16,403,039**
Current Assets			
Inventories	31	11,537	**14,690**
Properties for sale	32	462,094	**311,149**
Prepaid land lease payments	23	8,449	**11,109**
Trade and other receivables	33	656,117	**990,175**
Deposits and prepayments		50,616	**55,974**
Loans to a jointly controlled entity	30	45,620	**—**
Bank balances and cash held by:	34		
— Hopewell Highway Infrastructure Limited and its subsidiaries		3,013,899	**3,904,064**
— Other entities in the Group		635,663	**1,853,515**
		4,883,995	**7,140,676**
Assets classified as held for sale	35	—	**818,333**
		4,883,995	**7,959,009**
Total Assets		21,384,429	**24,362,048**

CONSOLIDATED BALANCE SHEET (continued)

	Notes	2006 HK$'000	**2007 HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	40	2,246,413	**2,248,458**
Share premium and reserves	41	14,987,392	**16,922,054**
Equity attributable to equity holders of the Company		17,233,805	**19,170,512**
Share option reserve of a subsidiary	41	—	**1,268**
Share award reserve of a subsidiary	41	—	**1,043**
Minority interests	41	2,862,080	**3,058,754**
Total Equity		20,095,885	**22,231,577**
Non-current Liabilities			
Warranty provisions	46(a)	84,059	**84,059**
Deferred tax liabilities	42	659,113	**731,922**
		743,172	**815,981**
Current Liabilities			
Trade and other payables	36	330,204	**356,926**
Deposits received from sale of properties		41,589	**—**
Rental and other deposits		125,457	**134,351**
Amount due to a jointly controlled entity	37	—	**238,499**
Amounts due to associates	37	10,891	**10,668**
Amount due to a minority shareholder of a subsidiary	39	8,531	**32,048**
Tax liabilities		28,700	**48,828**
		545,372	**821,320**
Liabilities associated with assets classified as held for sale	35	—	**493,170**
		545,372	**1,314,490**
Total Liabilities		1,288,544	**2,130,471**
Total Equity and Liabilities		21,384,429	**24,362,048**

Thomas Jefferson WU
Co-Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

COMPANY BALANCE SHEET

	Notes	2006 HK$'000	**2007 HK$'000**
ASSETS			
Non-current Assets			
Investments in subsidiaries	24	1,595	**789,048**
Amounts due from subsidiaries	25	176,501	**10,993,622**
Investments in associates	28	401	**401**
Available-for-sale investments	29	3,000	**3,000**
		181,497	**11,786,071**
Current Assets			
Trade and other receivables		441	**1,481**
Deposits and prepayments		358	**337**
Amounts due from subsidiaries	38	13,377,570	**1,747,749**
Bank balances and cash		171,222	**1,212,183**
		13,549,591	**2,961,750**
Total Assets		13,731,088	**14,747,821**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	40	2,246,413	**2,248,458**
Share premium and reserves	41	11,260,187	**11,822,053**
		13,506,600	**14,070,511**
Current Liabilities			
Trade and other payables		22,145	**3,669**
Amounts due to associates	37	11,106	**10,882**
Amounts due to subsidiaries	38	191,237	**662,556**
Tax liabilities		—	**203**
Total Liabilities		224,488	**677,310**
Total Equity and Liabilities		13,731,088	**14,747,821**

Thomas Jefferson WU
Co-Managing Director

Josiah Chin Lai KWOK
Deputy Managing Director

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2006 HK$'000	**2007** **HK$'000**
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	101,611	**135,548**
Gain arising from changes in fair value of available-for-sale investments	48,191	**292,589**
Deferred tax liabilities on change in fair value of available-for-sale investments	—	**(55,974)**
Net income recognised directly in equity	149,802	**372,163**
Transfer to consolidated income statement on disposal of available-for-sale investments	(20,931)	**(319,849)**
Reversal of deferred tax liabilities on disposal of available-for-sale investments	—	**55,974**
Profit for the year	2,602,454	**3,026,637**
Total recognised income for the year	2,731,325	**3,134,925**
Attributable to:		
Equity holders of the Company	2,355,616	**2,709,835**
Minority interests	375,709	**425,090**
	2,731,325	**3,134,925**

CONSOLIDATED CASH FLOW STATEMENT

	2006 HK$'000	2007 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	2,670,602	**3,138,755**
Adjustments for:		
Interest from		
Bank deposits, loans and receivables	(140,045)	**(214,082)**
Yield on held-to-maturity debt securities (after deducting amortisation of premium on acquisition)	(3,822)	**—**
Dividend income	—	**(1,422)**
Depreciation of property, plant and equipment	26,509	**31,740**
Amortisation of prepaid land lease payments	3,227	**3,227**
Share-based payment expense	5,295	**101,885**
Gain arising from changes in fair value of investment properties	(405,529)	**(207,777)**
Gain on disposal of available-for-sale investments	(28,889)	**(319,849)**
Gain on disposal/deemed disposal of subsidiaries	(294,491)	**(7,617)**
Gain on disposal of a power station project	(185,755)	**—**
Reversal of impairment loss on an amount due from a former jointly controlled entity	(245,480)	**—**
Write back of warranty provisions	(80,000)	**—**
Loss on disposal of other property, plant and equipment	80	**948**
Finance costs	61,706	**84,253**
Share of profits of		
Jointly controlled entities	(1,123,054)	**(2,295,917)**
Associates	(16,564)	**(5,639)**
Operating cash flows before movements in working capital	243,790	**308,505**
Increase in inventories	(2,204)	**(3,153)**
(Increase) decrease in properties for sale	(102,364)	**150,945**
(Increase) decrease in trade and other receivables, and deposits and prepayments	(39,330)	**52,463**
Increase (decrease) in deposits received from sale of properties	41,589	**(41,589)**
Increase in trade and other payables, and rental and other deposits	40,090	**12,141**
Cash generated from operations	181,571	**479,312**
Tax paid		
Hong Kong Profits Tax	(5,482)	**(9,647)**
Taxation elsewhere	(9,278)	**(10,023)**
Payment for purchase of shares under share award schemes	—	**(116,239)**
NET CASH FROM OPERATING ACTIVITIES	166,811	**343,403**

CONSOLIDATED CASH FLOW STATEMENT (continued)

	2006 HK$'000	**2007** **HK$'000**
INVESTING ACTIVITIES		
Interest received	165,483	**207,584**
Dividends received	902,622	**1,886,780**
Additions to investment properties	(53,255)	**(296,414)**
Additions to property, plant and equipment	(45,444)	**(22,679)**
Additions to prepaid land lease payments	(285,336)	**(23,427)**
Investments in associates	(12)	**—**
Repayments to associates	(1,147)	**(223)**
Investments in jointly controlled entities	(4,000)	**(181,896)**
Loans to jointly controlled entities	(29,500)	**—**
Repayments from jointly controlled entities	293,911	**888,138**
Decrease in long-term receivables	51,066	**—**
Acquisition of available-for-sale investments	(199,497)	**(328,592)**
Proceeds from disposal of available-for-sale investments	79,396	**797,431**
Proceeds on redemption and disposal of held-to-maturity debt securities	733,035	**—**
Increase in other investment project	(92,344)	**(244,522)**
Additions to properties for or under development	(24,948)	**(96,124)**
Net proceeds received on disposal of		
Power station project	89,785	**133,724**
Other property, plant and equipment	241	**279**
Investment properties	44,289	**35,170**
Acquisition of additional interests in a subsidiary	(992)	**(7,466)**
NET CASH FROM INVESTING ACTIVITIES	1,623,353	**2,747,763**

CONSOLIDATED CASH FLOW STATEMENT (continued)

	2006	2007
	HK$'000	***HK$'000***
FINANCING ACTIVITIES		
Dividends paid to		
Shareholders	(664,901)	**(772,608)**
Minority shareholders of subsidiaries	(200,476)	**(302,424)**
Distributions to minority shareholders	(17,773)	**—**
Proceeds from exercise of warrants of and issue of shares by a subsidiary	255,964	**88,226**
Advances from minority shareholders of a subsidiary	8,531	**23,517**
Net proceeds from issue of shares by the Company	10,166	**29,609**
Repurchase of shares	—	**(18,878)**
New bank loans	1,152,000	**—**
Repayment of bank loans	(1,207,000)	**—**
Interest paid	(5,636)	**—**
Loan arrangement fees and bank charges paid	(38,016)	**(45,139)**
NET CASH USED IN FINANCING ACTIVITIES	(707,141)	**(997,697)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,083,023	**2,093,469**
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	2,551,430	**3,649,562**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	15,109	**14,548**
CASH AND CASH EQUIVALENTS AT END OF THE YEAR, representing bank balances and cash	3,649,562	**5,757,579**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

The Company is a public limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). The address of the registered office and principal place of business of the Company is 64th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The consolidated financial statements are presented in Hong Kong dollars, which is also the functional currency of the Company.

The Group is principally engaged in investment in infrastructure projects, property development and investment, property agency and management, hotel investment and management, restaurant operations and food catering.

2. APPLICATION OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendments and interpretations ("new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), which are effective for the current accounting period. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

HKAS 1 (Amendment)	Capital Disclosures[1]
HKAS 23 (Revised)	Borrowing Costs[2]
HKFRS 7	Financial Instruments: Disclosures[1]
HKFRS 8	Operating Segments[2]
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment[3]
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions[4]
HK(IFRIC)-Int 12	Service Concession Arrangements[5]

[1] Effective for annual periods beginning on or after 1st January, 2007
[2] Effective for annual periods beginning on or after 1st January, 2009
[3] Effective for annual periods beginning on or after 1st November, 2006
[4] Effective for annual periods beginning on or after 1st March, 2007
[5] Effective for annual periods beginning on or after 1st January, 2008

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange and the Hong Kong Companies Ordinance.

The principal accounting policies adopted are as follows:

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Basis of consolidation (continued)
All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations
The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for the control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under HKFRS 3 "Business Combinations" are recognised at their fair values at the acquisition date.

Investments in subsidiaries
In the Company's balance sheet, investments in subsidiaries are stated at cost less any identified impairment losses.

Interests in jointly controlled entities
Joint venture arrangements which involve the establishment of a separate entity in which venturers have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The results and assets and liabilities of jointly controlled entities are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Under the equity method, investments in jointly controlled entities are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the jointly controlled entities, less any identified impairment loss. When the Group's share of losses of a jointly controlled entity equals or exceeds its interest in that jointly controlled entity (which includes any long-term interests that, in substance, form part of the Group's net investment in the jointly controlled entity), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that jointly controlled entity.

The Group has incurred additional development expenditure for the construction and development of the toll expressways operated by the jointly controlled entities, which were not accounted for by those entities. Such costs are included in additional cost of investments in jointly controlled entities and are amortised over the joint venture period on the same basis as that adopted by the relevant jointly controlled entity in respect of depreciation of its project cost, commencing from the date of operation of the project undertaken. On disposal of a jointly controlled entity, the attributable amount of the unamortised additional cost of investments is included in the determination of the profit or loss on disposal.

When a group entity transacts with a jointly controlled entity of the Group, unrealised profits or losses are eliminated to the extent of the Group's interest in the jointly controlled entity, except to the extent that unrealised losses provide evidence of an impairment of the asset transferred, in which case, the full amount of losses is recognised.

Interests in associates
An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under HKFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

In the Company's balance sheet, investments in associates are stated at cost less any identified impairment losses.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment properties are included in profit or loss for the period in which they arise.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use or no future economic benefits are expected from its disposal. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated income statement in the year in which the item is derecognised.

Property, plant and equipment

Property, plant and equipment are stated at cost less subsequent accumulated depreciation and any accumulated impairment losses.

Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual value, using the straight-line method.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated income statement in the year in which the item is derecognised.

Properties for or under development

Properties held for or under development are stated at cost less any identified impairment losses. The cost of properties comprises land cost, development expenditure, other attributable expenses and, where appropriate, borrowing costs capitalised. Depreciation of buildings commences when they are available for use.

When the leasehold land and buildings are in the course of development, the leasehold land component is classified as prepaid lease payments and amortised over a straight line basis over the lease term. During the construction period, the amortisation charge provided for the leasehold land is included as part of the cost of the property under development.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Prepaid land lease payments

Prepaid land lease payments, which represent up-front payments to acquire interests in leasehold land, are stated at cost and amortised over the period of the lease on a straight line basis.

Non-current assets held for sale

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

Financial assets and financial liabilities are recognised on the balance sheet when a group entity becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group's financial assets are classified into loans and receivables, held-to-maturity investments and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as "held-to-maturity investments", "financial assets at fair value through profit or loss" and "loans and receivables". At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognised in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognised in equity is removed from equity and recognised in profit or loss. Any impairment losses on available-for-sale financial assets are recognised in profit or loss. Impairment losses on available-for-sale equity investments will not reverse through profit or loss in subsequent periods.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. At each balance sheet date subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed on initial recognition. Impairment losses are reversed in subsequent years when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to the restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables (including long-term loans and receivables, trade and other receivables, loans to a jointly controlled entity, amounts due from subsidiaries and bank balances) are carried at amortised cost using the effective interest method, less any identified impairment losses. An impairment loss is recognised in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognised, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortised cost would have been had the impairment not been recognised.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial liabilities and equity (continued)

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities (including amounts due to a jointly controlled entity and associates, amounts due to subsidiaries, trade and other payables and amount due to a minority shareholder) are subsequently measured at amortised cost, using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or financial liability, or where appropriate, a shorter period.

Derecognition

Financial assets are derecognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised directly in equity is recognised in profit or loss.

Financial liabilities are derecognised when the obligation specified in the relevant contract is discharged or cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Properties for sale

Completed properties and properties under development held for sale are stated at the lower of cost and net realisable value. Cost includes the cost of land, development expenditure, borrowing costs capitalised in accordance with the Group's accounting policy, and other attributable expenses. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale, determined by management based on prevailing market conditions.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessees. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognised in the consolidated income statement on a straight-line basis over the term of the relevant lease.

The Group as lessee

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognised as a reduction of rental expense over the lease term on a straight-line basis.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies (continued)

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognised in profit or loss in the period in which they arise. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognised directly in equity, in which cases, the exchange differences are also recognised directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group (i.e. Hong Kong dollars) at the rates of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the year, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognised as a separate component of equity (the translation reserve). Such exchange differences are recognised in profit or loss in the period in which the foreign operation is disposed of.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax asset is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as expenses when employee rendered service entitling them to the contribution.

Equity-settled share-based payment transactions

The fair value of services received, determined by reference to the fair value of share options granted at the grant date, is expensed on a straight-line basis over the vesting period, with a corresponding increase in share option reserve. At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity-settled share-based payment transactions (continued)

The fair value of services received, determined by reference to the fair value of awarded shares granted at the grant date, in exchange for the grant of the awarded shares is expensed on a straight-line basis over the vesting period, with a corresponding increase in share award reserve. At the time when the awarded shares are vested, the amount previously recognised in share award reserve and the amount of the relevant treasury shares will be transferred to retained profits. When the awarded shares are not vested or are forfeited during the vesting period, the amount previously recognised in share award reserve will be recognised as income immediately in the consolidated income statement.

At each balance sheet date, the Group revises its estimates of the number of share options and awarded shares that are expected to ultimately vest. The impact of the revision of the estimates, if any, is recognised in the profit or loss, with a corresponding adjustment to the share option reserve and share award reserve respectively.

Revenue recognition

Revenue is measured at the fair value of consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of discounts and sales related taxes.

Lease of properties

Rental income in respect of properties under operating leases is recognised on a straight line basis over the respective lease term.

Property agency and management

Revenue from the provision of property agency and management services is recognised when the relevant services are provided.

Property development

Revenue from sales of properties is recognised on the execution of binding sales agreement or when the relevant completion certificates are issued by the respective government authorities, whichever is the later, provided all of the following criteria are met:

- the significant risks and rewards of ownership of the properties are transferred to buyers;
- neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the properties are retained;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the Group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Infrastructure project investments

Revenue from provision of management services for infrastructure project investments is recognised when services are rendered.

Hotel investment and management

Revenue from hotel investment and management is recognised when the relevant services are provided.

Restaurant operations and food catering

Revenue from restaurant operations and food catering services is recognised when goods are delivered and services are provided.

Interest income

Interests from financial assets are recognised on a time basis by reference to the principal outstanding and at the interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income

Dividends from investments are recognised when the Group's rights to receive payment have been established.

4. KEY SOURCES OF ESTIMATION UNCERTAINTY

The Group makes estimates and assumptions concerning the future. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

Investment properties
Investment properties are stated at fair value based on the valuation performed by independent professional valuers. In determining the fair value, the valuers have based on a method of valuation which involves certain estimates of market conditions. In relying on the valuation report, the directors of the Company have exercised their judgment and are satisfied that the assumptions used in the valuation is reflective of the current market conditions. Changes to these assumptions would result in changes in the fair value of the Group's investment properties and the corresponding adjustments to the amount of gain or loss would be reported in the consolidated income statement.

Depreciation of toll expressways operated by jointly controlled entities and amortisation of cost of investments in jointly controlled entities
Depreciation of toll expressways operated by jointly controlled entities and amortisation of the Group's cost of investments in jointly controlled entities are calculated based on ratio of actual traffic volume compared to the total expected traffic volume throughout the remaining operation period of the respective jointly controlled entities. Adjustments may need to be made to the carrying amount of the Group's interests in jointly controlled entities and share of results of these jointly controlled entities should there be a material difference between the total expected traffic volume and the actual results.

Deferred tax assets
Deferred tax assets are only recognised for unused tax losses carried forward to the extent it is probable that future taxable profits will be available against which the unused tax losses can be utilised, based on all available evidence. Recognition primarily involves judgment regarding the future financial performance of the particular entity in which the deferred tax asset has been recognised. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all the deferred tax assets will ultimately be realised, such as the existence of taxable temporary differences and the periods in which tax losses can be utilised. The carrying amounts of deferred tax assets and related financial models and budgets are reviewed at each balance sheet date and to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered, such deferred tax asset will be reduced and charged to the consolidated income statement.

5. FINANCIAL INSTRUMENTS

a. Financial risk management objectives and policies

The major financial instruments include available-for-sale investments, long-term loans and receivables, trade and other receivables, loans to a jointly controlled entity, amounts due from subsidiaries, bank balances and cash, amounts due to a jointly controlled entity, subsidiaries and associates, trade and other payables and amount due to a minority shareholder. Details of these financial instruments are disclosed in the respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. Management monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

The main risks arising from the financial instruments are market risk and credit risk. The directors review and agree policies for managing each of these risks and they are summarised below.

Market risk

(i) *Currency risk*
Certain bank deposits held by the subsidiaries of the Company are denominated in currencies other than the functional currency of the subsidiaries (foreign currency). These subsidiaries currently do not have a currency hedging policy. However, management monitors exchange exposure and will consider hedging significant foreign currency exposure should the need arise.

(ii) *Cash flow interest rate risk*
The Group has exposures to cash flow interest rate risk regarding its loans to jointly controlled entities (note 30) which carry interest at floating interest rate. Currently, interest rate risk is not hedged. However, from time to time, if interest rate fluctuates significantly, appropriate measures would be taken to manage interest rate exposure. The Group's bank balances are all short term in nature, any future variations in interest rate will not have a significant impact on the results of the Group.

(iii) *Other price risk*
The Group is also exposed to equity security price risk through its investments in listed and unlisted equity investments. Management monitors the price movements of these assets and makes appropriate investment decisions.

5. FINANCIAL INSTRUMENTS (continued)

a. Financial risk management objectives and policies (continued)

Credit risk

The Group's and the Company's maximum exposures to credit risk in the event of the counterparties' failure to perform their obligations as at 30th June, 2007 in relation to each class of recognised financial assets are the carrying amounts of those assets as stated in the consolidated and the Company balance sheets and in respect of the guarantees given by the Group and the Company are the amounts covered by the guarantees granted. The recoverability of each individual receivable and the Group's and the Company's credit risk exposure are regularly reviewed to ensure that adequate provisions are made for impairment losses. The Group has established credit approvals and other monitoring procedures to ensure that follow-up actions are taken to minimise the potential losses from bad credit risk. In this regard, the directors of the Company consider that the Group's and the Company's credit risk is adequately monitored.

The credit risk on liquid funds is limited because the counterparties are financial institutions with high credit standing.

Other than the long-term loans and receivables disclosed in note 30, the Group has no significant concentration of credit risk, with exposures adequately spread over a number of counterparties and customers.

b. Fair values

The fair values of financial assets and financial liabilities are determined as follows:

- the fair values of financial assets with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market bid prices; and
- the fair values of other financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions.

The directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the consolidated financial statements approximate their fair values.

6. TURNOVER

Turnover comprises mainly income from property letting, agency and management, property development, restaurant operations and food catering, and service fee income from infrastructure project investments and hotel investment and management, and is analysed as follows:

	2006 *HK$'000*	***2007*** ***HK$'000***
Property letting, agency and management	330,636	**389,950**
Property development	107,849	**225,982**
Infrastructure project investments	7,229	**4,916**
Hotel investment and management	200,460	**204,651**
Restaurant operations and food catering	176,255	**174,287**
Other operations	693	**819**
	823,122	**1,000,605**

Note: Interest income from loans to jointly controlled entities undertaking infrastructure projects amounting to HK$234 million (2006: HK$108 million), which was previously included in turnover, has been reclassified and included in share of profits of jointly controlled entities (Note 15). Comparative amount has been restated accordingly.

7. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business Segments

The businesses based upon which the Group reports its primary segment information are as follows:

Property investment	—	property letting, agency and management
Property development	—	development of properties
Infrastructure project investments	—	investments in expressway projects
Hotel investment and management	—	hotel ownership and management
Restaurants and catering	—	restaurant operations and food catering

Segment information about these businesses is presented below.

Segment turnover
Year ended 30th June

	2006			**2007**		
	External HK$'000	*Inter-segment HK$'000*	*Combined HK$'000*	***External HK$'000***	***Inter-segment HK$'000***	***Combined HK$'000***
Property investment	330,636	25,730	356,366	**389,950**	**26,263**	**416,213**
Property development	107,849	—	107,849	**225,982**	**—**	**225,982**
Infrastructure project investments	7,229	—	7,229	**4,916**	**—**	**4,916**
Hotel investment and management	200,460	175	200,635	**204,651**	**14**	**204,665**
Restaurants and catering	176,255	—	176,255	**174,287**	**—**	**174,287**
Other operations	693	—	693	**819**	**10,685**	**11,504**
Eliminations	—	(25,905)	(25,905)	**—**	**(36,962)**	**(36,962)**
Total turnover	823,122	—	823,122	**1,000,605**	**—**	**1,000,605**

Inter-segment revenue was charged at prices determined by management with reference to market prices.

Segment results
Year ended 30th June

	2006				**2007**			
	Segment results HK$'000	*Jointly controlled entities HK$'000*	*Associates HK$'000*	*Total HK$'000*	***Segment results HK$'000***	***Jointly controlled entities HK$'000***	***Associates HK$'000***	***Total HK$'000***
Property investment								
— Operations	187,696	—	382	188,078	**199,078**	**(28)**	**4,861**	**203,911**
— Gain arising from changes in fair value of investment properties	405,529	—	—	405,529	**207,777**	**—**	**—**	**207,777**
Property development	(506)	32,576	15,758	47,828	**25,986**	**1,040,653**	**—**	**1,066,639**
Infrastructure project investments	(7,669)	1,090,478	—	1,082,809	**(8,804)**	**1,255,292**	**—**	**1,246,488**
Hotel investment and management	55,204	—	—	55,204	**52,557**	**—**	**—**	**52,557**
Restaurants and catering	17,936	—	—	17,936	**19,403**	**—**	**—**	**19,403**
Other operations	15,166	—	424	15,590	**3,681**	**—**	**778**	**4,459**
	673,356	1,123,054	16,564	1,812,974	**499,678**	**2,295,917**	**5,639**	**2,801,234**

7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Segment results (continued)

	2006 HK$'000	**2007 HK$'000**
Segment results		
Company and subsidiaries	673,356	**499,678**
Interest and other income	143,867	**214,082**
Exchange gains	15,062	**25,824**
Unallocated corporate expenses	(74,210)	**(145,598)**
	758,075	**593,986**
Gain on disposal of available-for-sale investments	28,889	**319,849**
Gain on disposal/deemed disposal of subsidiaries	294,491	**7,617**
Gain on disposal of a power station project	185,755	**—**
Reversal of impairment loss on an amount due from a former jointly controlled entity	245,480	**—**
Write back of warranty provisions	80,000	**—**
Finance costs	(61,706)	**(84,253)**
Share of profits of		
Jointly controlled entities	1,123,054	**2,295,917**
Associates	16,564	**5,639**
Profit before taxation	2,670,602	**3,138,755**
Income tax expense	(68,148)	**(112,118)**
Profit for the year	2,602,454	**3,026,637**

Assets and Liabilities
At 30th June, 2007

	Segment assets HK$'000	***Interests in and loans to jointly controlled entities HK$'000***	***Interests in associates HK$'000***	***Consolidated total assets HK$'000***	***Segment liabilities HK$'000***	***Consolidated total liabilities HK$'000***
Property investment	**7,159,357**	**6,472**	**21,317**	**7,187,146**	**285,152**	**285,152**
Property development	**319,072**	**622,261**	**3,380**	**944,713**	**69,949**	**69,949**
Infrastructure project investments	**342,578**	**7,380,115**	**—**	**7,722,693**	**317,649**	**317,649**
Hotel investment and management	**386,074**	**—**	**—**	**386,074**	**41,369**	**41,369**
Restaurants and catering	**128,243**	**—**	**—**	**128,243**	**18,306**	**18,306**
Other operations	**18,771**	**—**	**—**	**18,771**	**29,161**	**29,161**
	8,354,095	**8,008,848**	**24,697**	**16,387,640**	**761,586**	**761,586**
Available-for-sale investments				**18,682**		**—**
Other assets/liabilities				**7,955,726**		**1,368,885**
				24,362,048		**2,130,471**

7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Business Segments (continued)

Assets and Liabilities
At 30th June, 2006

	Segment assets HK$'000	Interests in and loans to jointly controlled entities HK$'000	Interests in associates HK$'000	Consolidated total assets HK$'000	Segment liabilities HK$'000	Consolidated total liabilities HK$'000
Property investment	6,631,603	4,000	19,973	6,655,576	131,822	131,822
Property development	503,600	541,608	3,403	1,048,611	152,171	152,171
Infrastructure project investments	102,469	7,489,046	—	7,591,515	53,225	53,225
Hotel investment and management	398,805	—	—	398,805	54,496	54,496
Restaurants and catering	118,702	—	—	118,702	19,735	19,735
Other operations	19,385	—	—	19,385	46,736	46,736
	7,774,564	8,034,654	23,376	15,832,594	458,185	458,185
Available-for-sale investments				194,932		—
Other assets/liabilities				5,356,903		830,359
				21,384,429		1,288,544

The Group's total assets less current liabilities and the Group's net current assets at 30th June, 2007 amounted to HK$23,047,558,000 (2006: HK$20,839,057,000) and HK$6,644,519,000 (2006: HK$4,338,623,000) respectively.

Other Information

	2006			**2007**		
	Capital additions HK$'000	Depreciation and amortisation HK$'000	Other non-cash expenses HK$'000	**Capital additions HK$'000**	**Depreciation and amortisation HK$'000**	**Other non-cash expenses HK$'000**
Property investment	63,364	3,538	—	**325,426**	**6,950**	**364**
Property development	31,114	982	—	**430**	**619**	—
Infrastructure project investments	223	112,696	—	**500**	**126,333**	—
Hotel investment and management	32,087	17,489	857	**6,830**	**17,782**	—
Restaurants and catering	7,158	4,700	85	**7,042**	**3,424**	**63**
Other operations	28	674	—	**218**	**737**	—
Unallocated	1,542	1,983	—	**106,617**	**1,793**	—

Geographical Segments

The Group's property investment, hotel investment and management, restaurants and catering activities are mainly carried out in Hong Kong and Macau. All the infrastructure project investments are located in the People's Republic of China (the "PRC") and the property development activities are carried out in Hong Kong, the PRC and Macau. The following table provides an analysis of the Group's turnover by geographical markets:

	Turnover 2006 HK$'000	**Turnover 2007 HK$'000**
Hong Kong	705,926	**759,930**
The PRC and Macau	117,196	**240,675**
	823,122	**1,000,605**

7. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)

Geographical Segments (continued)

The following is an analysis of the carrying amounts of assets and additions to investment properties, property, plant and equipment, and properties for or under development of the Group, analysed by the geographical areas in which the assets are located:

	Assets		*Additions to investment properties, property, plant and equipment, and properties for or under development*	
	2006	***2007***	*2006*	***2007***
	HK$'000	***HK$'000***	*HK$'000*	***HK$'000***
Group segment assets				
Hong Kong	7,146,923	**7,677,321**	133,203	**340,020**
The PRC	608,985	**657,681**	771	**426**
Other regions	18,656	**19,093**	—	**—**
	7,774,564	**8,354,095**	133,974	**340,446**
Other assets *(Note)*	13,609,865	**16,007,953**	1,542	**106,617**
	21,384,429	**24,362,048**	135,516	**447,063**

Note: Other assets shown above include interests in and loans to jointly controlled entities engaging in infrastructure project investments in the PRC, available-for-sale investments and bank deposits.

8. OTHER INCOME

	2006	***2007***
	HK$'000	***HK$'000***
Included in other income are:		
Interest from		
Bank deposits	122,399	**211,788**
Loans and other receivables	17,646	**2,294**
Yield on held-to-maturity debt securities (after deducting amortisation of premium on acquisition of Nil (2006: HK$3,914,000))	3,822	**—**
Dividend income from		
Listed securities	—	**489**
Unlisted investments	—	**933**
Exchange gains, net	39,021	**65,647**

9. OTHER EXPENSES

The other expenses represent charitable donations made by the Group.

10. GAIN ON DISPOSAL OF AVAILABLE-FOR-SALE INVESTMENTS

	2006 HK$'000	2007 HK$'000
Proceeds from disposal of		
Listed equity securities	71,438	797,431
Unlisted equity investments	7,958	—
	79,396	797,431
Carrying amount of investments disposed of	(71,438)	(797,431)
Investment revaluation reserve realised on disposal	20,931	319,849
	28,889	319,849

11. GAIN ON DISPOSAL/DEEMED DISPOSAL OF SUBSIDIARIES

	2006 HK$'000	2007 HK$'000
Gain on deemed disposal of interest in a listed subsidiary *(Note a)*	29,104	7,617
Gain on disposal of a subsidiary *(Note b)*	265,387	—
	294,491	7,617

Notes:

(a) Following the exercise of the HHI Warrants and HHI share options by the holders during the year as detailed in note 40, the Company's interest in HHI has been reduced by 0.47% (2006: 1.54%) to 72.77% (2006: 73.24%), giving rise to a gain on deemed disposal of HK$8 million (2006: HK$29 million) recognised in the consolidated income statement for the year.

(b) In the prior year, the Company entered into an agreement for the disposal of the Company's entire interest in and the Group's advances to a subsidiary, Hopewell (Thailand) Limited ("HTL"), whose primary business is the undertaking of the elevated rail and road transport system project in Bangkok (the "BERTS Project"). The consideration for the disposal amounted to Thai Baht 500 million plus a sum equivalent to 20% of the excess over Thai Baht 2 billion if the total amount recoverable by HTL relating to its claims in connection with the BERTS Project exceeds Thai Baht 2 billion as specified in the agreement. However, the timing and ultimate receipt of the consideration could be materially affected by the occurrence of certain events relating to the successful recovery by HTL of its claims regarding the BERTS Project, which are uncertain. Accordingly, the consideration will only be recognised by the Group until receipt of the consideration is probable. The gain on disposal of HTL amounting to approximately HK$265 million recognised in the consolidated income statement for the year ended 30th June, 2006 represents the net liabilities of HTL which no longer were included in the consolidated balance sheet of the Group on disposal.

12. GAIN ON DISPOSAL OF A POWER STATION PROJECT

The amount represents gain on disposal of the Tanjung Jati B Power Station in Indonesia recognised in the year ended 30th June, 2006.

13. REVERSAL OF IMPAIRMENT LOSS ON AN AMOUNT DUE FROM A FORMER JOINTLY CONTROLLED ENTITY

	2006 HK$'000	2007 HK$'000
Reversal of impairment loss on an amount due from a former jointly controlled entity *(Note)*	245,480	—

Note: In the year ended 30th June, 2005, the Group disposed of its entire interests in the jointly controlled entities undertaking the highway and bridge project and the National Highway 105 project in Shunde, the PRC, which gave rise to a gain on disposal of approximately HK$496 million recognised by the Group. In determining the gain on disposal, the outstanding amount due from one of the jointly controlled entities of approximately HK$245 million was regarded as impaired. During the year ended 30th June, 2006, such outstanding amount of HK$245 million was fully repaid by the jointly controlled entity to the Group and has been recognised in the consolidated income statement for that year.

14. FINANCE COSTS

	2006 HK$'000	2007 HK$'000
Interests on bank loans and overdrafts wholly repayable within five years	5,636	—
Other interest expense *(Note 27c)*	39,549	**43,398**
Total interest	45,185	**43,398**
Loan arrangement fees and bank charges	16,521	**40,855**
	61,706	**84,253**

15. SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES

	2006 HK$'000	2007 HK$'000
Share of profits of jointly controlled entities before amortisation of cost of investments in jointly controlled entities	1,127,101	**2,187,371**
Interest income from loans to, and registered capital contribution made to, jointly controlled entities	108,279	**234,444**
Amortisation of cost of investments in jointly controlled entities	(112,326)	**(125,898)**
	1,123,054	**2,295,917**

Interest income from loans to, and registered capital contribution made to, jointly controlled entities includes imputed interest on interest-free loans advanced by the Group to a jointly controlled entity amounting to HK$160 million (2006: HK$43 million), of which HK$120 million (2006: Nil) is attributable to the early settlement of the interest-free loans during the year.

16. PROFIT BEFORE TAXATION

	2006 HK$'000	2007 HK$'000
Profit before taxation has been arrived at after charging (crediting):		
Auditors' remuneration	4,630	**6,135**
Depreciation of property, plant and equipment	26,509	**31,740**
Amortisation of prepaid land lease payments	8,532	**11,109**
Less: Amount capitalised to properties for or under development	(5,305)	**(7,882)**
	3,227	**3,227**
Rental expense in respect of properties under operating leases	1,095	**1,177**
Staff costs (including directors' emoluments)	243,415	**346,014**
Share of tax of jointly controlled entities (included in share of profits of jointly controlled entities)	111,577	**291,842**
Share of tax of associates (included in share of profits of associates)	36	**1,076**
Rental income from investment properties, less attributable outgoings of HK$150,762,000 (2006: HK$125,444,000)	(197,250)	**(225,205)**

17. INCOME TAX EXPENSE

	2006 HK$'000	2007 HK$'000
Hong Kong Profits Tax		
Current year	12,585	**23,546**
(Over)underprovision in respect of prior years	(16,525)	**236**
	(3,940)	**23,782**
Taxation elsewhere		
Current year	11,610	**15,531**
Overprovision in respect of prior years	(18,144)	**(4)**
	(10,474)	**39,309**
Deferred tax *(note 42)*	78,622	**72,809**
	68,148	**112,118**

Hong Kong Profits Tax is calculated at 17.5% (2006: 17.5%) on the estimated assessable profit for the year.

Taxes on profits assessable elsewhere are calculated at the tax rates prevailing in the countries in which the Group operates.

Details of deferred taxation are set out in note 42.

17. INCOME TAX EXPENSE (continued)

The income tax expense can be reconciled to the profit before taxation per the consolidated income statement as follows:

	2006 HK$'000	**2007 HK$'000**
Profit before taxation	2,670,602	**3,138,755**
Tax at Hong Kong Profits Tax rate of 17.5% (2006: 17.5%)	467,355	**549,282**
Tax effect of expenses not deductible for tax purposes	20,204	**22,390**
Tax effect of income not taxable for tax purposes	(151,299)	**(50,549)**
Tax effect of tax losses not recognised	6,851	**18,099**
Tax effect of utilisation of tax losses not previously recognised	(6,021)	**(5,540)**
Tax effect of utilisation of deductible temporary differences not previously recognised	(32,507)	**(378)**
Tax effect of share of profits of jointly controlled entities and associates	(199,433)	**(402,772)**
(Over)underprovision in respect of prior years	(34,669)	**232**
Effect of reversal of deferred tax previously recognised on reclassification of investment properties to assets classified as held for sale	—	**(26,886)**
Effect of different tax rates of subsidiaries operating in other jurisdictions	(1,856)	**8,772**
Others	(477)	**(532)**
Income tax expense	68,148	**112,118**

18. DIVIDENDS

	2006 HK$'000	**2007 HK$'000**
Dividends paid		
Final dividend for the year ended 30th June, 2006 of HK48 cents per share (2006: year ended 30th June, 2005 of HK38 cents per share)	341,454	**431,407**
Interim dividend for the year ended 30th June, 2007 of HK38 cents per share (2006: year ended 30th June, 2006 of HK36 cents per share)	323,447	**341,473**
Less: Dividend for shares held by HHL Employees' Share Award Scheme Trust *(Note 40)*	—	**(272)**
	323,447	**341,201**
	664,901	**772,608**
Dividends proposed		
Final dividend for the year ended 30th June, 2007 of HK82 cents per share (2006: year ended 30th June, 2006 of HK48 cents per share)	431,311	**737,658**
Special dividend for the year ended 30th June, 2007 of HK35 cents per share (2006: Nil)	—	**314,854**
	431,311	**1,052,512**
Less: Dividends for shares held by HHL Employees' Share Award Scheme Trust	—	**(838)**
	431,311	**1,051,674**

The proposed final dividend and special dividend of HK82 cents per share and HK35 cents per share respectively have been proposed by the directors and are subject to approval by the shareholders in general meeting.

The proposed final dividend and special dividend are calculated based on the number of shares in issue, less the dividends for shares held by HHL Employees' Share Award Scheme Trust, at the date of approval of these financial statements.

19. EARNINGS PER SHARE

	2006 HK$'000	**2007 HK$'000**
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings for the purposes of basic earnings per share		
Profit for the year attributable to equity holders of the Company	2,249,896	**2,632,127**
Effect of dilutive potential ordinary shares of HHI *(note 40):*		
Adjustment to the Group's results arising from a dilution of HHI's earnings attributable to warrants and share options issued	(3,803)	**(432)**
Earnings for the purposes of diluted earnings per share	2,246,093	**2,631,695**

	2006 Number of shares	**2007 Number of shares**
Weighted average number of ordinary shares for the purposes of basic earnings per share	898,379,751	**898,306,631**
Effect of dilutive potential ordinary shares:		
Share options	280,799	**1,664,525**
Award shares	—	**500,597**
Weighted average number of ordinary shares for the purposes of diluted earnings per share	898,660,550	**900,471,753**

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held by HHL Employees' Share Award Scheme Trust.

20. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES

(a) Directors' emoluments

The emoluments paid or payable to the Company's directors are as follows:

	Year ended 30th June, 2007				
	Directors' fees HK$'000	*Basic salaries, allowances and benefits-in-kind HK$'000*	*Share-based payments HK$'000*	*Contributions to provident fund schemes HK$'000*	*Total HK$'000*
Sir Gordon Ying Sheung Wu	600	4,500	23,211	—	28,311
Mr. Eddie Ping Chang Ho	500	3,492	19,782	—	23,774
Mr. Thomas Jefferson Wu	400	3,354	22,995	24	26,773
Mr. Josiah Chin Lai Kwok	200	3,000	3,788	12	7,000
Mr. Henry Hin Moh Lee	200	1,000	—	—	1,200
Mr. Robert Van Jin Nien	200	1,430	1,515	12	3,157
Mr. Guy Man Guy Wu	200	—	—	—	200
Lady Ivy Sau Ping Kwok Wu	200	—	—	—	200
Ms. Linda Lai Chuen Loke	200	—	—	—	200
Mr. Albert Kam Yin Yeung	200	1,638	2,526	12	4,376
Mr. Barry Chung Tat Mok	400	1,992	3,628	12	6,032
Mr. David Yau-gay Lui	200	—	—	—	200
Mr. Carmelo Ka Sze Lee	200	—	—	—	200
Mr. Andy Lee Ming Cheung	200	1,585	1,515	—	3,300
Mr. Eddie Wing Chuen Ho Junior	200	819	1,515	12	2,546
Mr. Lee Yick Nam	400	—	—	—	400
Mr. William Wong Wing Lam	90	794	2,105	6	2,995
	4,590	23,604	82,580	90	110,864

20. EMOLUMENTS OF DIRECTORS AND HIGHEST PAID EMPLOYEES (continued)

(a) Directors' emoluments (continued)

Year ended 30th June, 2006

	Directors' fees HK$'000	Basic salaries, allowances and benefits-in-kind HK$'000	Share-based payments HK$'000	Contributions to provident fund schemes HK$'000	Total HK$'000
Sir Gordon Ying Sheung Wu	600	4,500	—	—	5,100
Mr. Eddie Ping Chang Ho	500	3,492	—	—	3,992
Mr. Thomas Jefferson Wu	400	3,354	—	24	3,778
Mr. Josiah Chin Lai Kwok	200	3,000	—	12	3,212
Mr. Henry Hin Moh Lee	200	1,000	—	—	1,200
Mr. Robert Van Jin Nien	200	1,430	—	12	1,642
Mr. Guy Man Guy Wu	200	—	—	—	200
Lady Ivy Sau Ping Kwok Wu	200	—	—	—	200
Ms. Linda Lai Chuen Loke	200	—	—	—	200
Mr. Albert Kam Yin Yeung	200	1,638	—	12	1,850
Mr. Barry Chung Tat Mok	351	1,585	5,295	8	7,239
Mr. David Yau-gay Lui	200	—	—	—	200
Mr. Carmelo Ka Sze Lee	200	—	—	—	200
Mr. Andy Lee Ming Cheung	200	1,573	—	12	1,785
Mr. Eddie Wing Chuen Ho Junior	200	819	—	12	1,031
Mr. Lee Yick Nam	400	—	—	—	400
Mr. Colin Henry Weir	83	2,662	—	5	2,750
	4,534	25,053	5,295	97	34,979

Mr. William Wong Wing Lam was appointed as a director of the Company with effect from 18th January, 2007.

Mr. Colin Henry Weir resigned as a director of the Company with effect from 1st December, 2005.

Other than fees of HK$800,000 (2006: HK$800,000) paid or payable to the independent non-executive directors which have been included above, no remuneration was paid or is payable to such directors.

(b) Highest paid employees' emoluments

The five individuals in the Group with the highest emoluments are the directors of the Company and details of their emoluments have been disclosed above.

21. INVESTMENT PROPERTIES

	The Group	
	2006	***2007***
	HK$'000	***HK$'000***
Investment properties at fair value		
At beginning of the year	6,116,284	**6,537,344**
Additions	59,820	**320,378**
Disposals	(44,289)	**—**
Transfer to assets classified as held for sale *(Note 35)*	—	**(195,000)**
Increase in fair value recognised in consolidated income statement	405,529	**207,777**
At end of the year	6,537,344	**6,870,499**

The Group's investment properties comprises:

	2006	***2007***
	HK$'000	***HK$'000***
Land and buildings in Hong Kong on		
Long leases	3,268,730	**3,391,092**
Medium-term leases	3,268,614	**3,479,407**
	6,537,344	**6,870,499**

All of the Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

The fair value of the Group's investment properties at 30th June, 2007 has been arrived at on the basis of a valuation carried as at that date by CB Richard Ellis Limited ("CB Richard"), independent professional property valuers not connected with the Group. The valuation report on these properties are signed by a director of CB Richard who is a member of The Hong Kong Institute of Surveyors ("HKIS"), and the valuations, which are prepared in accordance with The HKIS Valuation Standards on Properties published by HKIS, were arrived at by reference to market evidence of recent transaction prices for similar properties and/or on the basis of discounted cash flow projections based on estimates of future rental income from properties.

22. PROPERTY, PLANT AND EQUIPMENT

	Buildings in Hong Kong			
	Hotel property HK$'000	*Other properties HK$'000*	*Other assets HK$'000*	*Total HK$'000*
The Group				
COST				
At 1st July, 2005	369,543	177,433	282,667	829,643
Additions	—	1,644	43,800	45,444
Disposals	—	—	(1,254)	(1,254)
Disposal of a subsidiary	—	—	(624)	(624)
At 30th June, 2006	369,543	179,077	324,589	873,209
Additions	—	107	22,572	22,679
Disposals	—	—	(7,502)	(7,502)
At 30th June, 2007	**369,543**	**179,184**	**339,659**	**888,386**
DEPRECIATION				
At 1st July, 2005	103,471	46,932	238,613	389,016
Provided for the year	7,392	3,691	15,426	26,509
Eliminated on disposals	—	—	(933)	(933)
Eliminated on disposal of a subsidiary	—	—	(187)	(187)
At 30th June, 2006	110,863	50,623	252,919	414,405
Provided for the year	7,392	3,691	20,657	31,740
Eliminated on disposals	—	—	(6,275)	(6,275)
At 30th June, 2007	**118,255**	**54,314**	**267,301**	**439,870**
CARRYING VALUES				
At 30th June, 2006	258,680	128,454	71,670	458,804
At 30th June, 2007	**251,288**	**124,870**	**72,358**	**448,516**

22. PROPERTY, PLANT AND EQUIPMENT (continued)

An analysis of the carrying values of the buildings in Hong Kong is as follows:

	The Group	
	2006	***2007***
	HK$'000	***HK$'000***
Hotel property on land under medium-term leases	258,680	**251,288**
Other properties on land under		
Long leases	16,671	**16,084**
Medium-term leases	111,783	**108,786**
	128,454	**124,870**

The above items of property, plant and equipment are depreciated over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual value, using the straight-line method, as follows:

Category of assets	***Estimated useful lives***
Buildings	50 years or the remaining term of the lease of the land on which the buildings are located, whichever is shorter
Other assets	3 to 10 years

23. PREPAID LAND LEASE PAYMENTS

	The Group	
	2006	***2007***
	HK$'000	***HK$'000***
The Group's prepaid land lease payments comprise:		
Leasehold land in Hong Kong on		
Long leases	843,196	**858,870**
Medium-term leases	138,206	**134,850**
	981,402	**993,720**
Analysed for reporting purposes as		
Non-current asset	972,953	**982,611**
Current asset	8,449	**11,109**
	981,402	**993,720**

24. INVESTMENTS IN SUBSIDIARIES

	The Company	
	2006 HK$'000	2007 HK$'000
Unlisted shares		
At cost less impairment	603	**780,589**
Shares listed in Hong Kong, at cost	992	**8,459**
	1,595	**789,048**
Market value of listed shares	1,170	**10,182**

Particulars of the principal subsidiaries are set out in note 49.

25. AMOUNTS DUE FROM SUBSIDIARIES

	The Company	
	2006 HK$'000	2007 HK$'000
Amounts due from subsidiaries		
Interest free	—	**10,993,622**
Interest bearing	176,501	**—**
	176,501	**10,993,622**

The amounts due from subsidiaries at 30th June, 2007 are unsecured and with no fixed repayment terms except for the aggregate principal amount of HK$557 million (2006: Nil) which are repayable in 2013. In the opinion of the directors, based on their assessment as at 30th June, 2007 of the estimated future cash flows from the subsidiaries, the amounts due from subsidiaries will not be repayable within one year from the balance sheet date, accordingly these amounts are classified as non-current. The principal amounts due from subsidiaries at 30th June, 2007 of HK$11,774 million have been reduced to their present value of HK$10,994 million with a corresponding increase of HK$780 million in investments in subsidiaries which are regarded as deemed contribution by the Company to these subsidiaries. The effective interest rate on the amounts due from subsidiaries in respect of the year is 5.8% per annum, representing the borrowing rates of the relevant subsidiaries.

The amount due from a subsidiary amounting to HK$177 million at 30th June, 2006, which was unsecured and carried interest ranging from 4.6% to 5.9% per annum, was repaid during the year.

26. PROPERTIES FOR OR UNDER DEVELOPMENT

	The Group	
	2006 HK$'000	**2007 HK$'000**
COST		
At beginning of the year	201,395	**231,647**
Additions	30,252	**104,006**
At end of the year	231,647	**335,653**

Included in the cost of properties for or under development is net interest capitalised totalling HK$55.4 million (2006: HK$55.4 million).

27. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2006 HK$'000	**2007 HK$'000**
Expressway and property projects in the PRC		
Unlisted investments, at cost		
Registered capital contribution	1,188,763	**1,368,159**
Additional cost of investments	4,677,170	**4,231,541**
	5,865,933	**5,599,700**
Share of post-acquisition reserves	1,562,129	**2,177,654**
Less: Accumulated amortisation	(554,772)	**(680,670)**
	6,873,290	**7,096,684**
Property development project in Macau		
Unlisted investment, at cost	4,850	—
Share of post-acquisition reserves	67,364	—
	72,214	—
Other unlisted investments	4,000	**6,472**
	6,949,504	**7,103,156**

27. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

Notes:

Particulars of the Group's principal jointly controlled entities at 30th June, 2007 are as follows:

Name of company	*Place of establishment*	*Registered/issued ordinary capital*	*Principal activity*	*Proportion of registered/issued ordinary capital held by the Group*
Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited	The PRC	RMB471,000,000 (equivalent to HK$702,000,000)	Development, operation and management of an expressway	100%
Guangzhou E-S-W Ring Road Company Limited	The PRC	US$55,000,000	Development, operation and management of an expressway	50%
Guangdong Guangzhou-Zhuhai West Superhighway Company Limited	The PRC	RMB2,303,000,000	Development, operation and management of an expressway	50%
Nova Taipa-Urbanizacoes Limitada	Macau	MOP10,000,000	Property development	50%

Details of the principal jointly controlled entities at the balance sheet date are as follows:

(a) Phase I of the Guangzhou-Shenzhen-Zhuhai Superhighway ("GS Superhighway")

The GS Superhighway is undertaken by Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a joint venture company established in the PRC. The operation period is 30 years from the GS Superhighway's official opening date. The Group's entitlement to the profit of the toll operations of the GS Superhighway is 50% for the initial ten years, 48% for the next ten years and 45% for the last ten years of the operation period. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath the GS Superhighway for a period of 30 years commencing on the date of completion of the GS Superhighway. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC partner without compensation.

GS Superhighway JV has also been granted the rights to develop parcels of land within certain interchanges of the GS Superhighway for sale or rental with certain land premium to be waived. Detailed terms of such grant have yet to be finalised.

The registered capital of GS Superhighway JV of HK$702 million, which is contributed by the Group and carries interest at Hong Kong prime rate, is repayable out of the net cash flows of GS Superhighway JV after its payment of various items, such as operating expenses, tax and debt service obligations, as stated in the joint venture agreement of GS Superhighway JV, and the bank loan agreements entered into by GS Superhighway JV. The repayment of the registered capital is subject to the applicable PRC rules and regulations.

The GS Superhighway was officially opened in July 1997.

(b) Phases II and III of the Guangzhou-Shenzhen-Zhuhai Superhighway ("Western Delta Route")

The Western Delta Route, comprising a major transportation route in Western Pearl River Delta to be developed in three phases, is undertaken by Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), a joint venture company established in the PRC.

The operation period of phase I ("Phase I West") of the project is 30 years from 17th September, 2003. The expiration date of the joint venture co-operation period of West Route JV has been extended from 16th September, 2033 to 16th September, 2038. The Group is entitled to 50% of the profits from the operation of West Route JV. At the end of the joint venture co-operation period, all the immovable assets and facilities of West Route JV will revert to the PRC government without compensation. Phase I West was opened in April 2005 and the phase II of the project is currently under construction.

As stated in the joint venture agreement of West Route JV, the joint venture partners are entitled to the repayment of registered capital of West Route JV, which is interest free and with no specific repayment terms. The repayment of the registered capital is subject to the applicable PRC rules and regulations.

27. INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(c) Ring Road project in Guangzhou

The construction, operation and management of the Guangzhou East-South-West Ring Road ("ESW Ring Road") are undertaken by Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a joint venture company established in the PRC for this purpose. The operation period shall be approximately 30 years commencing from January 2002.

The Group is entitled to 45% of the net cash surplus of Ring Road JV for the initial ten years of the operation period and thereafter the Group's profit entitlement will be reduced to 37.5% for the subsequent ten years and 32.5% for the remaining ten years of the operation period. At the end of the operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation. The ESW Ring Road was officially opened in January 2002.

As stated in the joint venture agreement of Ring Road JV, the joint venture partners are entitled to the repayment of registered capital of Ring Road JV, which is interest free and with no specific repayment terms. The repayment of the registered capital is subject to applicable PRC rules and regulations.

Ring Road JV has in the past raised bank loans to finance the development of its road project. The interests of such bank loans were reimbursed by the Hong Kong joint venture partners. During the year, interest reimbursed to Ring Road JV by the Group under such arrangement amounted to approximately HK$43 million (2006: HK$40 million).

As referred to in note 51, the Group entered into an agreement for the disposal of its interest in Ring Road JV subsequent to the year end date.

(d) Property development project in Macau

The investment represents the Group's 50% interest in Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), a company incorporated and operating in Macau engaging principally in property development.

During the year, the Group entered into a conditional agreement to dispose of its entire interest in Nova Taipa. Accordingly, the carrying amount of the interest in Nova Taipa has been reclassified as "Assets classified as held for sale" *(Note 35b)*.

The summarised financial information in respect of the Group's share of the assets, liabilities, income and expenses of its jointly controlled entities (including the jointly controlled entity classified as held for sale) which are accounted for using the equity method is set out below:

	2006 *HK$'000*	***2007*** ***HK$'000***
Current assets	1,777,860	**1,951,570**
Non-current assets	7,990,704	**8,783,674**
Current liabilities	1,219,089	**1,419,283**
Non-current liabilities	5,943,095	**6,236,412**
Income	1,978,381	**4,066,346**
Expenses	862,857	**1,951,408**

28. INTERESTS IN ASSOCIATES

	The Group	
	2006	***2007***
	HK$'000	***HK$'000***
Cost of investments, unlisted	522	**505**
Share of post-acquisition profits and reserves, net of dividends received	22,854	**23,120**
	23,376	**23,625**

	The Company	
	2006	***2007***
	HK$'000	***HK$'000***
Unlisted shares, at cost	401	**401**

Particulars of the principal associates are set out in note 50.

The summarised financial information in respect of the Group's associates (including the associates classified as held for sale) is set out below:

	2006	***2007***
	HK$'000	***HK$'000***
Total assets	77,932	**82,629**
Total liabilities	(18,578)	**(19,267)**
Net assets	59,354	**63,362**
Group's share of net assets of associates	23,376	**23,625**
Revenue	49,120	**19,166**
Profit for the year	44,667	**13,514**
Group's share of profits of associates for the year	16,564	**5,639**

29. AVAILABLE-FOR-SALE INVESTMENTS

	The Group	
	2006 *HK$'000*	***2007*** ***HK$'000***
Unlisted equity investments, at cost	18,682	**18,682**
Equity securities listed in Hong Kong, at fair value	176,250	**—**
	194,932	**18,682**
Market value of listed equity securities	176,250	**—**

	The Company	
	2006 *HK$'000*	***2007*** ***HK$'000***
Unlisted equity investments, at cost	3,000	**3,000**

The fair values of the listed equity securities have been determined by reference to the bid prices quoted on the Hong Kong Stock Exchange.

The unlisted equity investments are measured at cost because the directors of the Company are of the opinion that the range of reasonable fair value estimates is so significant that their fair value cannot be measured reliably.

30. LONG-TERM LOANS AND RECEIVABLES

	The Group	
	2006 HK$'000	**2007 HK$'000**
Loans to jointly controlled entities	1,085,150	**283,431**
Less: Amounts due within one year classified under current assets:		
Loans to a jointly controlled entity	(45,620)	—
	1,039,530	**283,431**
Analysis of long-term loans and receivables:		
Interest bearing at Hong Kong prime rate	225,208	**283,431**
Interest bearing at a fixed rate of 6% to 7% per annum	423,774	—
Interest free	436,168	—
	1,085,150	**283,431**

The loans to jointly controlled entities are unsecured and with no fixed repayment terms except for an aggregate amount of HK$283 million (2006: HK$616 million) which are repayable out of the net cash surplus from the operations of the relevant jointly controlled entities.

The interest-free long-term loans and receivables amounting to HK$436 million at 30th June, 2006 were measured based on the present value of the estimated future cash flows discounted at the effective interest rate computed at initial recognition.

The effective interest rates on the long-term loans and receivables in respect of the year range from 6% to 8% per annum (2006: 6% to 8% per annum).

31. INVENTORIES

	The Group	
	2006 HK$'000	**2007 HK$'000**
Hotel and restaurant inventories	11,537	**14,690**

The cost of inventories recognised as an expense during the year amounted to HK$111,216,000 (2006: HK$108,844,000).

32. PROPERTIES FOR SALE

	The Group	
	2006 *HK$'000*	***2007*** ***HK$'000***
Properties		
Under development	337,281	**287,389**
Completed	124,813	**23,760**
	462,094	**311,149**

The cost of properties recognised as an expense during the year amounted to HK$173,514,000 (2006: HK$85,612,000).

The properties under development is expected to be substantially realised not within one year from the balance sheet date.

33. TRADE AND OTHER RECEIVABLES

Other than rentals receivable, which are payable upon presentation of invoices, the Group allows an average credit period of 15 to 60 days to its trade customers.

The following is an analysis of trade and other receivables outstanding at the balance sheet date:

	The Group	
	2006 *HK$'000*	***2007*** ***HK$'000***
Receivables aged		
0-30 days	56,027	**28,128**
31-60 days	7,964	**7,405**
Over 60 days	6,823	**8,379**
	70,814	**43,912**
Interest on bank deposits	2,519	**9,017**
Deposit monies from disposal of interests in, and loans to, a jointly controlled entity and interests in associates *(Note 35b)*	—	**458,000**
Proceeds receivable on disposal of investment and property, plant and equipment	229,948	**75,869**
Dividend receivable from a jointly controlled entity	352,836	**403,377**
	656,117	**990,175**

34. BANK BALANCES AND CASH

Bank balances and cash comprise cash held by the Group and bank deposits with maturity of three months or less which carry interest at market rates which range from 1.5% to 5.3% (2006: 1.5% to 4.9%) per annum.

Included in bank balances and cash are bank deposits held by subsidiaries amounting to approximately RMB369 million (2006: RMB360 million) and US$466 million (2006: US$297 million) which are denominated in currencies other than the functional currencies of the subsidiaries.

35. ASSETS CLASSIFIED AS HELD FOR SALE/LIABILITIES ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

(i) Assets classified as held for sale comprise:

	The Group	
	2006 HK$'000	***2007 HK$'000***
Investment properties *(Note a)*	—	**195,000**
Interest in a jointly controlled entity *(Note b)*	—	**204,263**
Interests in associates *(Note b)*	—	**1,072**
Long-term loans and receivables *(Note b)*	—	**417,998**
	—	**818,333**

(ii) Liabilities associated with assets classified as held for sale comprise:

	The Group	
	2006 HK$'000	***2007 HK$'000***
Deposits received on disposal of investment properties *(Note a)*	—	**35,170**
Deposit monies in respect of disposal of interests in a jointly controlled entity and associates, and long-term loans and receivables *(Note b)*	—	**458,000**
	—	**493,170**

Notes:

(a) During the year, the Group entered into agreements with certain independent third parties for the disposal of its investment properties and properties for sale with carrying amounts as at 30th June, 2007 amounting to HK$195 million and HK$3.8 million, respectively, for a total consideration of HK$240.8 million. The disposals have not been completed up to the balance sheet date and, accordingly, the investment properties have been reclassified as "Assets classified as held for sale". Deposits received on the disposal of such properties amounting to HK$35.2 million have been classified as "Liabilities associated with assets classified as held for sale".

(b) During the year, the Group entered into a conditional agreement with a subsidiary of a shareholder of the Group's jointly controlled entity, Nova Taipa-Urbanizacoes Limitada ("Nova Taipa"), for the disposal of the Group's equity interest in, and loans to, Nova Taipa, and the equity interests in two associates, namely, Nova City Property Management Limited ("Nova City") and Nova Taipa Gardens Property Management Limited ("Nova Gardens"), for a total consideration of HK$4,580 million. Nova Taipa is principally engaged in property development whereas Nova City and Nova Gardens are principally engaged in property management. The disposals have not been completed up to the balance sheet date and, accordingly, the Group's equity interests in the jointly controlled entity and the associates, and the loans to the jointly controlled entity which were previously included in long-term loans and receivables, have been reclassified as "Assets classified as held for sale". Deposit monies which have been placed by the purchaser with a firm of solicitors in relation to the disposal of the jointly controlled entity and the associates amounting to HK$458 million has been classified as "Liabilities associated with assets classified as held for sale".

36. TRADE AND OTHER PAYABLES

The following is an analysis of trade and other payables outstanding at the balance sheet date:

	The Group	
	2006 *HK$'000*	***2007*** ***HK$'000***
Payables due		
0-30 days	159,362	**212,519**
31-60 days	6,476	**1,955**
Over 60 days	150,973	**110,986**
	316,811	**325,460**
Retentions payable	13,393	**31,466**
	330,204	**356,926**

37. AMOUNTS DUE TO A JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

The Group
The amount due to a jointly controlled entity is unsecured, interest free and repayable on demand.

The Group and the Company
The amounts due to associates are unsecured, interest free and repayable on demand.

38. AMOUNTS DUE FROM/TO SUBSIDIARIES

The Company
The amounts due from/to subsidiaries are unsecured, interest free and repayable within one year or on demand.

39. AMOUNT DUE TO A MINORITY SHAREHOLDER OF A SUBSIDIARY

The Group
The amount due to a minority shareholder of a subsidiary is unsecured, interest free and repayable on demand.

40. SHARE CAPITAL

	Number of shares		*Nominal value*	
	2006 *'000*	***2007*** ***'000***	*2006* *HK$'000*	***2007*** ***HK$'000***
The Group and the Company				
Ordinary shares of HK$2.50 each				
Authorised	1,200,000	**1,200,000**	3,000,000	**3,000,000**
Issued and fully paid				
At beginning of the year	897,970	**898,565**	2,244,925	**2,246,413**
Issued during the year	595	**1,650**	1,488	**4,125**
Repurchased during the year	—	**(832)**	—	**(2,080)**
At end of the year	898,565	**899,383**	2,246,413	**2,248,458**

During the year, the Company issued a total of 1,650,000 (2006: 595,000) ordinary shares of HK$2.50 each for a total cash consideration of HK$29,635,000 (2006: HK$10,175,000) pursuant to the exercise of the share options granted by the Company. These shares rank pari passu in all respects with the other shares in issue.

During the year, the Company repurchased 832,000 (2006: Nil) ordinary shares of the Company on the Hong Kong Stock Exchange, as follows:

Month	*Number of ordinary shares repurchased*	*Purchase price per share*		*Total consideration paid (including transaction costs)*
		Highest	*Lowest*	
	'000	*HK$*	*HK$*	*HK$'000*
2006				
October	432	22.45	22.25	9,702
November	400	22.95	22.80	9,176
	832			18,878

These repurchases were effected by the directors pursuant to the mandate from the shareholders with a view to benefiting the shareholders as a whole by the enhancement of the earnings per share of the Group.

At 30th June, 2007, the Company's 716,000 (2006: Nil) issued shares with an aggregate nominal value of HK$1,790,000 (2006: Nil) were held by HHL Employees' Share Award Scheme Trust (see note on share award scheme explained below). In accordance with the trust deed of the HHL Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

Share option schemes

(a) ***The Company***

In 2003, the Company adopted a share option scheme ("HHL 2003 Scheme") which is effective for a period of 10 years. The principal purpose of this scheme is to provide incentives to directors and eligible employees. The Board is authorised under the share option scheme to grant options to executive directors and employees of the Company or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in the Company.

Under the HHL 2003 Scheme, options granted must be taken up within 14 days from the date of the offer letter upon the payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the consolidated income statement when received.

40. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) *The Company* (continued)

The following table discloses details of share options which were granted by the Company at nominal consideration and movements in such holdings:

Date of grant	Subscription price per share HK$	Outstanding at 1st July, 2005	Movements during the year: Granted	Movements during the year: Exercised	Movements during the year: Cancelled/ lapsed	At 30th June, 2006: Outstanding	At 30th June, 2006: Exercisable	Closing prices at the date of exercise HK$
Directors								
8th September, 2004	17.10	1,945,000	—	(595,000)	—	1,350,000	1,350,000	21.2, 20.0
2nd September, 2005	19.94	—	2,500,000	—	—	2,500,000	1,250,000	N/A
		1,945,000	2,500,000	(595,000)	—	3,850,000	2,600,000	
Weighted average exercise price		HK$17.10	HK$19.94	HK$17.10	N/A	HK$18.94	HK$18.47	

(Number of shares under options granted)

Date of grant	**Subscription price per share HK$**	**Outstanding at 1st July, 2006**	**Movements during the year: Granted**	**Movements during the year: Exercised**	**Movements during the year: Cancelled/ lapsed**	**At 30th June, 2007: Outstanding**	**At 30th June, 2007: Exercisable**	**Closing prices at the date of exercise HK$**
Directors								
8th September, 2004	17.10	1,350,000	—	(1,150,000)	—	**200,000**	**200,000**	21.2, 20.0
2nd September, 2005	19.94	2,500,000	—	(500,000)	—	**2,000,000**	**2,000,000**	32.3, 35.65
		3,850,000	—	(1,650,000)	—	**2,200,000**	**2,200,000**	
Employees								
10th October, 2006	22.44	—	8,960,000	—	(256,000)	**8,704,000**	—	N/A
		3,850,000	8,960,000	(1,650,000)	(256,000)	**10,904,000**	**2,200,000**	
Weighted average exercise price		HK$18.94	HK$22.44	HK$17.96	HK$22.44	**HK$21.88**	**HK$19.68**	

The dates of grant of options referred to above represent the dates on which the options were accepted by the grantees.

The options granted on 8th September, 2004 under the HHL 2003 Scheme are exercisable within a period of three years from the date of grant.

40. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) *The Company* (continued)

The options granted on 2nd September, 2005 under the HHL 2003 Scheme are exercisable in the following manner:

Number of share options	*Vesting period*	*Exercisable period*
1,250,000	2nd September, 2005 to 1st March, 2006	2nd March, 2006 to 1st March, 2009
1,250,000	2nd September, 2005 to 1st March, 2007	2nd March, 2007 to 1st March, 2009
2,500,000		

The options granted on 10th October, 2006 are exercisable in the following manner:

Number of share options	*Vesting period*	*Exercisable period*
1,792,000	10th October, 2006 to 31st October, 2007	1st November, 2007 to 31st October, 2013
1,792,000	10th October, 2006 to 31st October, 2008	1st November, 2008 to 31st October, 2013
1,792,000	10th October, 2006 to 31st October, 2009	1st November, 2009 to 31st October, 2013
1,792,000	10th October, 2006 to 31st October, 2010	1st November, 2010 to 31st October, 2013
1,792,000	10th October, 2006 to 31st October, 2011	1st November, 2011 to 31st October, 2013
8,960,000		

On 2nd September, 2005, the Company granted options under the HHL 2003 Scheme at nominal consideration to a director to subscribe for a total of 2,500,000 ordinary shares in the Company. The fair values of the options granted on that date are HK$6,819,000 which were calculated using the Binomial option pricing model. The inputs into the model were as follows:

Weighted average share price (at grant date)	HK$19.60
Exercise price	HK$19.94
Expected volatility	23.3%
Expected life	3.4 years
Risk-free rate	3.66%
Expected dividend yield	4.1%

40. SHARE CAPITAL (continued)

Share option schemes (continued)

(a) *The Company* (continued)

On 10th October, 2006, the Company granted options under the HHL 2003 Scheme at nominal consideration to certain employees to subscribe for a total of 8,960,000 ordinary shares in the Company. The fair values of the options granted on that date are HK$43,981,000 which were calculated using the Binomial option pricing model. The inputs into the model were as follows:

Weighted average share price (at grant date)	HK$22.25
Exercise price	HK$22.44
Expected volatility	26%
Expected life	7 years
Risk-free rate	3.956%
Expected dividend yield	3.8%

Expected volatility was determined by using the historical volatility of the Company's share price over the previous year. The expected life used in the model has been adjusted for the effects of non-transferability, exercise restrictions and behavioural considerations. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

The Group recognised the total expense of HK$15,125,000 for the year (2006: HK$5,295,000) in relation to share options granted by the Company.

(b) *HHI*

A share option scheme ("HHI Scheme") was adopted by HHI pursuant to the written resolutions of the shareholder of HHI passed on 16th July, 2003 and approved by the shareholders of the Company at an extraordinary general meeting held on 16th July, 2003. The HHI Scheme shall be valid and effective for a period of 10 years and the principal purpose of which is to provide incentives to directors and eligible employees. The Board of HHI is authorised to grant options under the HHI Scheme to executive directors and employees of the Company, HHI or any of its subsidiaries and persons specified in the scheme document to subscribe for shares in HHI.

Options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1 per each grant of option, payable as consideration on acceptance, which is recognised in the consolidated income statement when received.

40. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) *HHI* (continued)

The following table discloses the details of share options granted under the HHI Scheme by HHI to its directors and employees, who are not directors of the Company, at nominal consideration:

		Number of shares under options granted						
			Movements during the year			At 30th June, 2006		
Date of grant	*Subscription price per share HK$*	*Outstanding at 1st July, 2005*	*Granted*	*Exercised*	*Cancelled/ lapsed*	*Outstanding*	*Exercisable*	*Closing prices at the date of exercise HK$*
8th September, 2004	4.875	2,400,000	—	—	—	2,400,000	2,400,000	N/A
Weighted average exercise price		HK$4.875	N/A	N/A	N/A	HK$4.875	HK$4.875	

		Number of shares under options granted						
			Movements during the year			At 30th June, 2007		
Date of grant	***Subscription price per share HK$***	***Outstanding at 1st July, 2006***	***Granted***	***Exercised***	***Cancelled/ lapsed***	***Outstanding***	***Exercisable***	***Closing prices at the date of exercise HK$***
8th September, 2004	4.875	2,400,000	—	(2,400,000)	—	—	—	6.61
17th October, 2006	5.858	—	6,200,000	—	—	**6,200,000**	—	N/A
		2,400,000	6,200,000	(2,400,000)	—	**6,200,000**	—	
Weighted average exercise price		HK$4.875	HK$5.858	HK$4.875	N/A	**HK$5.858**	N/A	

The options granted to certain employees on 17th October, 2006 are exercisable in the following manner:

Number of share options	***Vesting period***	***Exercise period***
1,240,000	1st December, 2006 to 30th November, 2007	1st December, 2007 to 30th November, 2013
1,240,000	1st December, 2006 to 30th November, 2008	1st December, 2008 to 30th November, 2013
1,240,000	1st December, 2006 to 30th November, 2009	1st December, 2009 to 30th November, 2013
1,240,000	1st December, 2006 to 30th November, 2010	1st December, 2010 to 30th November, 2013
1,240,000	1st December, 2006 to 30th November, 2011	1st December, 2011 to 30th November, 2013
6,200,000		

40. SHARE CAPITAL (continued)

Share option schemes (continued)

(b) ***HHI*** (continued)

The total fair values of the options determined at the dates of grant using the Binomial option pricing model are HK$5,814,000. The inputs into the model were as follows:

Weighted average share price (at grant date)	HK$5.700
Exercise price	HK$5.858
Expected volatility	23%
Expected life	6.4-6.9 years
Risk free rate	3.969%
Expected dividend yield	4.75%

Expected volatility was determined by using the historical volatility of the HHI's share price over the previous year. The expected life used in the model has been adjusted for the effects of non-transferability, exercise restrictions and behavioural considerations. The variables and assumptions used in computing the fair value of the share options are based on management's best estimate. The value of share options varies with different variables of certain subjective assumptions.

The Group recognised the total expense of HK$1,743,000 for the year (2006: Nil) in relation to share options granted by HHI.

Share award scheme

(a) ***The Company***

On 25th January, 2007, an employees' share award scheme ("HHL Share Award Scheme") was adopted by the Company. The HHL Share Award Scheme is valid and effective for a period of 15 years commencing from 25th January, 2007. Pursuant to the rules of the HHL Share Award Scheme, the Group has set up a trust, HHL Employees' Share Award Scheme Trust, for the purpose of administering the HHL Share Award Scheme and holding the awarded shares before they vest.

During the year, a total of 3,374,000 shares in the Company has been awarded to certain directors of the Company at no consideration. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof. Details of the movements of shares of the Company awarded during the year ended 30th June, 2007 are as follows:

Vesting date	*Outstanding at 1st July, 2006*	*Movements during the year* *Awarded*	*Movements during the year* *Allotted*	*Outstanding at 30th June, 2007*
Directors				
25th January, 2007	—	2,658,000	(2,658,000)	—
25th January, 2008	—	358,000	—	**358,000**
25th January, 2009	—	358,000	—	**358,000**
	—	3,374,000	(2,658,000)	**716,000**
Weighted average fair value	N/A	HK$25.92	HK$26.38	**HK$24.22**

During the year ended 30th June, 2007, 3,374,000 shares of the Company were acquired at a total cost of HK$102,109,000.

40. SHARE CAPITAL (continued)

Share award scheme (continued)

(a) ***The Company*** (continued)

The total fair value of the awarded shares determined at the date of grant using the Black-Scholes option pricing model was HK$87,445,000, of which HK$75,733,000 was recognised as an expense for the year.

The following assumptions were used to calculate the fair value of awarded shares:

Closing share price at date of grant	HK$28.65
Expected life of options	1-3 years
Expected volatility	
— First year	22.15%
— Second year	20.26%
— Third year	25.28%
Expected dividend yield	2.6%
Risk free rate	
— First year	3.89%
— Second year	3.92%
— Third year	3.93%

The Black-Scholes option pricing model has been used to estimate the fair value of the awarded shares. The variables and assumptions used in computing the fair value of the awarded shares are based on the directors' best estimate. The value of awarded shares varies with different variables of certain subjective assumptions.

(b) ***HHI***

On 25th January, 2007, an employees' share award scheme ("HHI Share Award Scheme") was adopted by HHI. The HHI Share Award Scheme is valid and effective for a period of 15 years commencing from 25th January, 2007. Pursuant to the rules of the HHI Share Award Scheme, HHI has set up a trust, HHI Employees' Share Award Scheme Trust, for the purpose of administering the HHI Share Award Scheme and holding the awarded shares before they vest.

During the year, a total of 1,940,000 shares in HHI has been awarded to a director of the Company and employees of the Group at no consideration. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof. Details of the movements of shares of HHI awarded during the year ended 30th June, 2007 are as follows:

Vesting date	*Outstanding at 1st July, 2006*	*Movements during the year*		*Outstanding at 30th June, 2007*
		Awarded	*Allotted*	
A director				
25th January, 2007	—	800,000	(800,000)	—
Employees				
25th January, 2007	—	380,000	(380,000)	—
25th January, 2008	—	380,000	—	**380,000**
25th January, 2009	—	380,000	—	**380,000**
	—	1,140,000	(380,000)	**760,000**
	—	1,940,000	(1,180,000)	**760,000**
Weighted average fair value	N/A	HK$6.38	HK$6.65	**HK$5.94**

40. SHARE CAPITAL (continued)

Share award scheme (continued)

(b) ***HHI*** (continued)

During the year ended 30th June, 2007, 1,940,000 shares of HHI were acquired at a total cost of HK$14,130,000.

The total fair value of the awarded shares determined at the date of grant using the Black-Scholes option pricing model was HK$12,369,000, of which HK$9,284,000 was recognised as an expense for the year.

The following assumptions were used to calculate the fair value of awarded shares:

Closing share price at date of grant	HK$7.38
Expected life of options	1-3 years
Expected volatility	
— First year	25.18%
— Second year	21.80%
— Third year	23.47%
Expected dividend yield	4.36%
Risk free rate	
— First year	3.89%
— Second year	3.92%
— Third year	3.93%

The Black-Scholes option pricing model has been used to estimate the fair value of the awarded shares. The variables and assumptions used in computing the fair value of the awarded shares are based on the directors' best estimate. The value of awarded share varies with different variables of certain subjective assumptions.

HHI Warrants

In connection with the listing of the shares in HHI in 2003, HHI issued warrants to the Company's shareholders which entitle the holders thereof to subscribe for shares in HHI at a subscription price of HK$4.18 per share subject to adjustment during the three-year period commencing on 6th August, 2003. The HHI Warrants were listed on the Hong Kong Stock Exchange.

During the year, 18,307,997 (2006: 61,235,525) HHI warrants carrying an aggregate subscription price of HK$76,527,427 (2006: HK$255,964,495) were exercised by the warrant holders resulting in the issuance of 18,307,997 (2006: 61,235,525) ordinary shares in HHI. The remaining 2,007,353 HHI warrants lapsed upon expiry of the warrants on 5th August, 2006.

41. SHARE PREMIUM AND RESERVES

	Attributable to equity holders of the Company														
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Equity component of share option reserve of a subsidiary HK$'000*	*Equity component of share award reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1st July, 2005	8,648,818	2,668	83,010	(7,314)	63,742	—	—	—	—	4,491,780	13,282,704	—	—	2,489,390	15,772,094
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	—	—	—	78,460	—	—	—	—	—	—	78,460	—	—	23,151	101,611
Gain arising from changes in fair value of available-for-sale investments	—	—	—	—	—	48,191	—	—	—	—	48,191	—	—	—	48,191
Net income recognised directly in equity	—	—	—	78,460	—	48,191	—	—	—	—	126,651	—	—	23,151	149,802
Transfer to consolidated income statement on disposal of available-for-sale investments	—	—	—	—	—	(20,931)	—	—	—	—	(20,931)	—	—	—	(20,931)
Profit for the year	—	—	—	—	—	—	—	—	—	2,249,896	2,249,896	—	—	352,558	2,602,454
Total recognised income for the year	—	—	—	78,460	—	27,260	—	—	—	2,249,896	2,355,616	—	—	375,709	2,731,325
Issue of shares	8,687	—	—	—	—	—	—	—	—	—	8,687	—	—	—	8,687
Shares issue expenses	(9)	—	—	—	—	—	—	—	—	—	(9)	—	—	—	(9)
Dividends to minority shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	(218,249)	(218,249)
Recognition of equity-settled share-based payments	—	—	—	—	—	—	5,295	—	—	—	5,295	—	—	—	5,295
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(992)	(992)
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Deemed disposal of interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	217,314	217,314
Transfers between reserves	—	—	—	—	7,213	—	—	—	—	(7,213)	—	—	—	—	—
Dividends paid *(note 18)*	—	—	—	—	—	—	—	—	—	(664,901)	(664,901)	—	—	—	(664,901)
At 30th June, 2006	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	—	—	6,069,562	14,987,392	—	—	2,862,080	17,849,472

41. SHARE PREMIUM AND RESERVES *(continued)*

	Attributable to equity holders of the Company														
	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Translation reserve HK$'000*	*PRC statutory reserves HK$'000*	*Investment revaluation reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Equity component of share option reserve of a subsidiary HK$'000*	*Equity component of share award reserve of a subsidiary HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 30th June, 2006	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	—	—	6,069,562	14,987,392	—	—	2,862,080	17,849,472
Exchange differences on translation of financial statements of subsidiaries, jointly controlled entities and associates	—	—	—	104,968	—	—	—	—	—	—	104,968	—	—	30,580	135,548
Gain arising from changes in fair value of available-for-sale investments	—	—	—	—	—	292,589	—	—	—	—	292,589	—	—	—	292,589
Deferred tax liabilities on change in fair value of available-for-sale investments	—	—	—	—	—	(55,974)	—	—	—	—	(55,974)	—	—	—	(55,974)
Net income recognised directly in equity	—	—	—	104,968	—	236,615	—	—	—	—	341,583	—	—	30,580	372,163
Transfer to consolidated income statement on disposal of available-for-sale investments	—	—	—	—	—	(319,849)	—	—	—	—	(319,849)	—	—	—	(319,849)
Reversal of deferred tax liabilities on disposal of available-for-sale investments	—	—	—	—	—	55,974	—	—	—	—	55,974	—	—	—	55,974
Profit for the year	—	—	—	—	—	—	—	—	—	2,632,127	2,632,127	—	—	394,510	3,026,637
Total recognised income (expenses) for the year	—	—	—	104,968	—	(27,260)	—	—	—	2,632,127	2,709,835	—	—	425,090	3,134,925
Issue of shares	26,874	—	—	—	—	—	(1,364)	—	—	—	25,510	—	—	—	25,510
Shares issue expenses	(26)	—	—	—	—	—	—	—	—	—	(26)	—	—	—	(26)
Repurchase of shares	—	2,080	—	—	—	—	—	—	—	(18,878)	(16,798)	—	—	—	(16,798)
Dividends to minority shareholders	—	—	—	—	—	—	—	—	—	—	—	—	—	(302,424)	(302,424)
Acquisition of additional interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	(7,466)	(7,466)
Recognition of equity-settled share-based payments	—	—	—	—	—	—	15,125	75,733	—	—	90,858	1,268	6,756	3,003	101,885
Shares vested under the share award schemes of the Group	—	—	—	—	—	—	—	(70,107)	—	(10,334)	(80,441)	—	(5,713)	5,713	(80,441)
Purchase of shares for unvested shares under the share award scheme of the Company	—	—	—	—	—	—	—	—	(21,668)	—	(21,668)	—	—	—	(21,668)
Deemed disposal of interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	72,758	72,758
Transfers between reserves	—	—	—	—	8,574	—	—	—	—	(8,574)	—	—	—	—	—
Dividends paid *(note 18)*	—	—	—	—	—	—	—	—	—	(772,608)	(772,608)	—	—	—	(772,608)
At 30th June, 2007	8,684,344	4,748	83,010	176,114	79,529	—	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119

41. SHARE PREMIUM AND RESERVES *(continued)*

	Share premium HK$'000	*Capital redemption reserve HK$'000*	*Capital reserve HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Shares held for share award scheme HK$'000*	*Retained profits HK$'000*	*Total HK$'000*
The Company At 1st July, 2005	8,648,818	2,668	9,872	—	—	—	2,727,422	11,388,780
Profit for the year and total income recognised for the year	—	—	—	—	—	—	522,335	522,335
Issue of shares	8,687	—	—	—	—	—	—	8,687
Shares issue expenses	(9)	—	—	—	—	—	—	(9)
Recognition of equity-settled share based payments	—	—	—	5,295	—	—	—	5,295
Dividends paid *(note 18)*	—	—	—	—	—	—	(664,901)	(664,901)
At 30th June, 2006	8,657,496	2,668	9,872	5,295	—		2,584,856	11,260,187
Profit for the year and total income recognised for the year	—	—	—	—	—	—	1,337,039	1,337,039
Issue of shares	26,874	—	—	(1,364)	—	—	—	25,510
Shares issue expenses	(26)	—	—	—	—	—	—	(26)
Repurchase of shares	—	2,080	—	—	—	—	(18,878)	(16,798)
Recognition of equity-settled share-based payments	—	—	—	15,125	75,733	—	—	90,858
Shares vested under the share award scheme of the Company	—	—	—	—	(70,107)	—	(10,334)	(80,441)
Purchase of shares for unvested shares under the share award scheme of the Company	—	—	—	—	—	(21,668)	—	(21,668)
Dividends paid *(note 18)*	—	—	—	—	—	—	(772,608)	(772,608)
At 30th June, 2007	8,684,344	4,748	9,872	19,056	5,626	(21,668)	3,120,075	11,822,053

42. DEFERRED TAX LIABILITIES

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the current and prior reporting periods.

	Accelerated tax depreciation **HK$'000**	*Fair value adjustments on investment properties* **HK$'000**	*Arising from business combinations (Note)* **HK$'000**	*Tax losses* **HK$'000**	*Others* **HK$'000**	*Total* **HK$'000**
At 1st July, 2005	133,329	395,785	257,082	(212,820)	7,115	580,491
Charge (credit) to consolidated income statement	14,638	82,646	(10,874)	152	(7,940)	78,622
At 30th June, 2006	147,967	478,431	246,208	(212,668)	(825)	659,113
Charge (credit) to consolidated income statement	20,455	9,481	(4,690)	47,592	(29)	72,809
At 30th June, 2007	168,422	487,912	241,518	(165,076)	(854)	731,922

Note: Such deferred tax liabilities are attributable to taxable temporary differences arising on initial recognition of assets which were acquired in business combinations.

The deferred tax assets and liabilities have been offset for the purposes of balance sheet presentation.

At the balance sheet date, the Group had available unused tax losses of HK$1,439 million (2006: HK$1,638 million) to offset against future profits. A deferred tax asset of HK$165 million (2006: HK$213 million) in respect of tax losses of HK$943 million (2006: HK$1,216 million) has been recognised. No deferred tax asset has been recognised in respect of the remaining tax losses of HK$496 million (2006: HK$422 million) due to the unpredictability of future profit streams. The tax losses available may be carried forward indefinitely.

43. DISPOSAL OF SUBSIDIARIES

	2006 *HK$'000*	***2007*** ***HK$'000***
Net assets disposed of:		
Property, plant and equipment	437	—
Pledged deposits	94,263	—
Trade and other receivables	1,127	—
Deposits and prepayments	431	—
Trade and other payables	(360,553)	—
	(264,295)	—
Minority interests released	(1,092)	—
Gain on disposal of subsidiaries	265,387	—
Total consideration received	—	—

The subsidiaries disposed of during the year ended 30th June, 2006 did not contribute significantly to the Group's cash flows, turnover or profit before taxation for that year.

44. PROJECT COMMITMENTS

(a) Expressway projects in the PRC

At 30th June, 2007, the Group has agreed to make capital contribution to the West Route JV for the development of the Phase II West amounting to RMB857 million (2006: RMB857 million), of which RMB175 million (2006: Nil) has been contributed by the Group as at that date.

In addition, at 30th June, 2007, the Group has agreed, subject to approval of relevant authorities, to make capital contribution to the West Route JV for the development of the Phase III West amounting to RMB571 million (2006: RMB571 million). As at that date, no contribution to the registered capital of the joint venture company has been made by the Group in this respect.

At 30th June, 2007, the Group's attributable share of the commitment of GS Superhighway JV, Ring Road JV and West Route JV in respect of the acquisition of property and equipment, and construction of phase II of the Western Delta Route contracted but not provided for amounting to approximately HK$1,426 million (2006: HK$19 million).

(b) Power station project

The Group had entered into a co-operation agreement with a PRC enterprise for the joint development of a 2x600 MW power station in Guangdong Province of the PRC which is undertaken by a joint venture to be established for that purpose. The development cost of the project is estimated to be in the region of RMB5,400 million. The project has been approved by the relevant PRC authority. At the balance sheet date, development expenditure contracted for in respect of the development of the power station amounted to approximately RMB2,683 million (2006: RMB1,400 million) and the Group has funded the development of the power station project amounting to approximately HK$337 million (2006: HK$92 million).

(c) Property development

(i) *Projects undertaken by the Group*

	2006	***2007***
	HK$'000	***HK$'000***
Authorised but not yet contracted for	495,772	**646,679**
Contracted for but not provided	128,118	**111,975**
	623,890	**758,654**

(ii) *Project undertaken by a jointly controlled entity*

	2006	***2007***
	HK$'000	***HK$'000***
Group's share of property development expenditure		
Authorised but not yet contracted for	15,797	**245,448**
Contracted for but not provided	119,622	**2,705**
	135,419	**248,153**

44. PROJECT COMMITMENTS (continued)

(d) Property renovation

	2006 HK$'000	2007 HK$'000
Property renovation expenditure		
Authorised but not yet contracted for	429,489	—
Contracted for but not provided	34,258	**278,209**
	463,747	**278,209**

45. OPERATING LEASE COMMITMENTS

The Group as lessor

Rental income from investment properties earned during the year is approximately HK$376 million (2006: HK$323 million). At the balance sheet date, the investment properties of the Group (including the investment properties reclassified as "Assets classified as held for sale") with an aggregate carrying amount of approximately HK$6,007 million (2006: HK$5,029 million) were rented out under operating leases. These properties have committed tenants for the next one to ten years without termination options granted to the tenants.

At the balance sheet date, the Group had contracted with tenants for the following future minimum payments under non-cancellable operating leases:

	The Group	
	2006 HK$'000	2007 HK$'000
Within one year	187,633	**236,028**
In the second to fifth years inclusive	252,224	**259,655**
After five years	10,590	**4,760**
	450,447	**500,443**

46. CONTINGENCIES

(a) Disposal of CEPA

In connection with the disposal by the Group of its interests in Consolidated Electric Power Asia Limited ("CEPA") in prior years, the Group entered into an agreement with the purchaser under which the purchaser and its affiliates agreed to release and discharge the Group from all claims whatsoever they may have against the Group arising under the sale agreement. The Group has also agreed to release and discharge the purchaser and its affiliates from all claims whatsoever the Group may have against them. In this connection, the Group has given certain performance undertakings and indemnities to the purchaser and its affiliates, for which provisions totalling approximately HK$164 million had been made in the consolidated financial statements in prior years. During the year ended 30th June, 2006, management conducted a review of the performance undertakings and indemnities given, resulting in a write back of the provision for a warranty against a potential claim not materialised amounting to HK$80 million being recognised in the consolidated income statement for that year. The remaining balance of the provisions amounting to HK$84 million represent management's best estimate of the costs and expenses required to discharge the Group's obligations and liabilities under such agreement. The directors are of the opinion that the provisions are not expected to be payable within one year from the balance sheet date and, accordingly, are classified as non-current.

46. CONTINGENCIES (continued)

(b) Guarantees

(i) A subsidiary of the Company acted as guarantor for the repayment of the mortgage bank loans granted to purchasers of the subsidiary's properties amounted to HK$140 million at 30th June, 2007 (2006: HK$24 million).

(ii) The credit facilities of the Company's subsidiaries to the aggregate extent of HK$10,250 million (2006: HK$10,640 million) are guaranteed by the Company. Such facilities were utilised to the extent of HK$13 million (2006: HK$12 million) at 30th June, 2007.

(iii) Pursuant to the relevant agreements entered into among the joint venture partners of a jointly controlled entity, the Group is responsible for servicing the jointly controlled entity's bank loans, of which RMB890 million (2006: RMB736 million) and HK$500 million (2006: Nil) were utilised at 30th June, 2007.

47. RETIREMENT BENEFIT SCHEME

The Group has established a Mandatory Provident Fund Scheme (the "MPF Scheme") for its Hong Kong employees. The assets of the scheme are held separately in funds which are under the control of independent trustees. The retirement benefit scheme contributions charged to the consolidated income statement represent contributions payable by the Group to the scheme at 5% of each of the employees' monthly relevant income capped at HK$20,000.

The employees employed by the PRC subsidiaries are members of the state-managed retirement benefit schemes operated by the PRC government. The PRC subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit schemes to fund the benefits. The only obligation of the Group with respect to the retirement benefit schemes is to make the required contributions under the schemes.

The total costs charged to the consolidated income statement for the year of HK$8,402,000 (2006: HK$7,884,000) represent contributions paid or payable to the schemes by the Group in respect of the current accounting period. At the balance sheet date, there were no forfeited contributions available to reduce future obligations.

48. RELATED PARTY TRANSACTIONS

In additions to the transactions and balances with related parties disclosed above, the Group has the following transactions with related parties:

(a) The remuneration paid or payable to the Group's key management personnel amounted to HK$121 million (2006: HK$35 million), which comprises share-based payments of HK$86 million (2006: HK$5 million) and short term benefits of HK$35 million (2006: HK$30 million). Such remuneration is determined by the Board of Directors having regard to the performance of individuals and market trends.

(b) During the year ended 30th June, 2006, the Group purchased a property from a company owned by a director of the Company for a consideration of HK$45 million. The consideration was determined with reference to the market value of the property as valued by an independent property valuer.

49. PRINCIPAL SUBSIDIARIES

The following list contains only the details of the subsidiaries at 30th June, 2007 which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a complete list of all the subsidiaries will be of excessive length. Except as otherwise indicated, all the subsidiaries are private companies incorporated and are operating principally in the place of incorporation and all issued shares are ordinary shares. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in Hong Kong:				
Banbury Investments Limited	2 shares of HK$1 each	100	—	Property investment
Bayern Gourmet Food Company Limited	3,000,000 shares of HK$1 each	—	90	Manufacture and sales of food
Chee Shing Company Limited	9,680 shares of HK$100 each	100	—	Provision of management services
Exgratia Company Limited	2 shares of HK$1 each	100	—	Property investment
Goldhill Investments Limited	2 shares of HK$100 each and 60,600 non-voting deferred shares of HK$100 each	—	100	Property investment
Hopewell China Development (Superhighway) Limited (ii)	2 shares of HK$1 each and 4 non-voting deferred shares of HK$1 each	—	70.95	Investment in expressway project
Hopewell Construction Company, Limited	200,000 shares of HK$100 each	—	100	Construction, project management and investment holding
HH Finance Limited	100,000 shares of HK$10 each	100	—	Loan financing
HHI Finance Limited	1 share of HK$1 each	—	72.77	Loan financing
HITEC Management Limited	2 shares of HK$1 each	—	100	Property management
Hopewell Food Industries Limited	1,000,000 shares of HK$1 each	—	100	Restaurant operation
Hopewell Guangzhou-Zhuhai Superhighway Development Limited (ii)	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	—	72.77	Investment in expressway project
Hopewell Housing Limited	30,000 shares of HK$100 each	100	—	Property agents and investment holding
Hopewell Huang Gang Development Limited (ii)	2 shares of HK$1 each	—	100	Property investment
Hopewell Property Management Company Limited	2 shares of HK$100 each	100	—	Building and carpark management

49. PRINCIPAL SUBSIDIARIES (continued)

Name of company	Paid up issued capital	Proportion of nominal value of issued ordinary capital held by the Company		Principal activities
		Directly %	Indirectly %	
Incorporated in Hong Kong: (continued)				
Hopewell Slipform Engineering Limited	2,000,000 shares of HK$1 each	—	100	Construction specialist sub-contractor
Hopewell 108 Limited	1,000 shares of HK$100 each	—	100	Property investment
Hopewell Centre Management Limited	209,200 shares of HK$100 each	100	—	Property management
Hopewell 110 Limited	10,000 shares of HK$100 each	—	100	Property investment and development
International Trademart Company Limited	2 shares of HK$1 each and 10,000 non-voting deferred shares of HK$1 each	—	100	Property investment and operation of a trademart
IT Catering and Services Limited	2 shares of HK$1 each	—	100	Restaurant operations and provision of catering services
Kowloon Panda Hotel Limited	2 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	—	100	Property investment, hotel ownership and operations
Lok Foo Company Limited	52,000 shares of HK$100 each	100	—	Investment holding
Mega Hotels Management Limited	3,000,000 shares of HK$1 each	—	100	Hotel management
Panda Place Management Limited	2 shares of HK$1 each	—	100	Property management
Slipform Engineering Limited	1,000,001 shares of HK$1 each	—	100	Construction, project consultant and investment holding
Wetherall Investments Limited	2 shares of HK$1 each and 2 non-voting deferred shares of HK$1 each	—	100	Property investment and investment holding
Yuba Company Limited	10,000 shares of HK$1 each	—	100	Property investment

49. PRINCIPAL SUBSIDIARIES (continued)

Name of company	*Paid up issued capital*	*Proportion of nominal value of issued ordinary capital held by the Company*		*Principal activities*
		Directly %	*Indirectly* %	
Incorporated in Macau:				
Slipform Engineering (Macau) Limited	500,000 shares of MOP1 each	—	100	Construction
Established in the PRC:				
廣州市合和(花都)置業發展有限公司 (iii)	RMB99,200,000 (registered capital)	—	95	Property development
廣州市冠暉物業管理有限公司 (iv)	RMB500,000 (registered capital)	—	76	Property management
Incorporated in the British Virgin Islands:				
Anber Investments Limited	1 share of US$1 each	—	100	Investment holding
Hopewell (Huadu) Estate Investment Company Limited (i)	1 share of US$1 each	100	—	Investment holding
Hopewell Guangzhou Ring Road Limited (ii)	1 share of US$1 each	—	72.77	Investment in expressway project
H-Power Investor Limited	16 shares of US$1 each	—	87.5	Investment in a power station project
Procelain Properties Ltd. (i)	1 share of US$1 each	—	100	Property investment
Singway (B.V.I.) Company Limited (i)	1 share of US$1 each	—	100	Property investment
Incorporated in the Cayman Islands:				
Delta Roads Limited (i)	46,422 shares of HK$10 each	—	100	Investment holding
Hopewell Highway Infrastructure Limited (v)	2,970,326,283 shares of HK$0.1 each	0.05	72.72	Investment holding
Incorporated in Indonesia:				
P.T. Hi Power Tubanan I	179,125 shares of US$100 each	—	80	Development of a power station project

49. PRINCIPAL SUBSIDIARIES (continued)

Notes:

(i) Operating principally in Hong Kong

(ii) Operating principally in the PRC

(iii) Sino foreign cooperative joint venture registered in the PRC

(iv) Limited liability company registered in the PRC

(v) Hopewell Highway Infrastructure Limited, a company listed on the Hong Kong Stock Exchange, is operating in Hong Kong and the PRC through its subsidiaries and jointly controlled entities.

The non-voting deferred shares carry practically no rights to dividends nor to receive notice of nor to attend or vote at any general meeting of the relevant companies nor to participate in any distribution on winding up.

Particulars of the subsidiaries, including those subsidiaries not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Hong Kong Companies Ordinance.

50. PRINCIPAL ASSOCIATES

Particulars regarding the principal associates, which is incorporated and operating in Hong Kong, are as follows:

Name of company	*Proportion of nominal value of issued capital held by the Company* %	*Principal activities*
Granlai Company Limited	46	Property investment
HCNH Insurance Brokers Limited	25	Insurance brokerage

The directors are of the opinion that a complete list of all the associates will be of excessive length. Particulars of the associates, including those associates not listed above, will be annexed to the next annual return of the Company to be filed with The Registrar of Companies in accordance with the Hong Kong Companies Ordinance.

51. POST BALANCE SHEET EVENTS

On 9th August, 2007, the Group entered into an agreement for the disposal of its entire interest in Ring Road JV (Note 27c) for a consideration of RMB1,712.55 million. The disposal is conditional upon the approval of the shareholders of the Company and its subsidiary, HHI, and the relevant PRC authorities. Details of the disposal are contained in the announcement issued by the Company dated 9th August, 2007.

52. APPROVAL OF FINANCIAL STATEMENTS

The financial statements on pages 63 to 122 were approved and authorised for issue by the Board of Directors on 21st August, 2007.

LIST OF MAJOR PROPERTIES

A. COMPLETED INVESTMENT PROPERTIES AND HOTEL PROPERTY (UNLESS OTHERWISE SPECIFIED, THESE PROPERTIES ARE HELD UNDER MEDIUM TERM LEASES):

Property/land	*Location*	*Use*	*Site area (sq.m.)*	*Gross floor area (sq.m.)*	*Group's interest (%)*
Hongkong International Trade & Exhibition Centre	1 Trademart Drive, Kowloon Bay, Kowloon	Conference, exhibition, restaurant, office, commercial and carparks	22,280	161,575*	100
Hopewell Centre (Long-term lease)	183 Queen's Road East, Wanchai, Hong Kong.	Commercial, office and carparks	5,207	78,102*	100
Panda Hotel	3 Tsuen Wah Street, Tsuen Wan, New Territories				
— Hotel property		Hotel operation		47,167	100
— Shopping arcade & carparks		Commercial and carparks		24,595*	100
			5,750	71,762	
Allway Gardens Shopping Arcade and 125 carparking spaces	9 On Yuk Road, Tsuen Wan, New Territories.	Commercial	N/A	20,742*	100
80 carparking spaces at Wu Chung House	3/F-5/F, 213 Queen's Road East, Hong Kong.	Carparks	N/A	N/A	100

* *Excluding carparking spaces.*

B. PROPERTIES FOR/UNDER DEVELOPMENT/COMPLETED PROPERTIES FOR SALE:

Property/land	*Location*	*Use*	*Stage of completion*	*Site area (sq.m.)*	*Gross floor area^ (sq.m.)*	*Group's interest (%)*
Mega Tower Hotel	Kennedy Road, Ship Street, Hau Fung Lane, Wanchai, Hong Kong.	Hotel complex with recreation, shopping, restaurant and other commercial facilities (Development at planning stage)	Under planning stage	7,301•	172,731	100
QRE Plaza	196-206 Queen's Road East, Wanchai, Hong Kong.	Commercial use (Planned to be completed in 3rd quarter of 2007)	Superstructure works in progress	464	7,000	100
214-224 Queen's Road East & 9-19 Sam Pan Street	214-224 Queen's Road East & 9-19 Sam Pan Street, Wanchai, Hong Kong.	Residential and commercial use (Planned to be completed in 4th quarter of 2008)	Foundation works completed and superstructure works in progress	1,082	9,000	100
12 Broadwood Road	12 Broadwood Road, Happy Valley, Hong Kong	Residential use (Planned to be completed in 4th quarter of 2009)	Demolition works in progress	2,116	11,000	100
Nova Taipa Gardens	North shore of Taipa Island, Macau.	Residential, commercial, hotel and carparks				50•
		— Nova City Phase I	Completed		835	
		— Nova City Phase II	Completed		23,626	
		— Nova City Phase III	Phase III superstructure works in progress		80,000	
				29,547	104,461	
		— Remaining Phases	Under planning stage	29,269	300,000	
Hopewell New Town	Huadu district, Guangzhou, China.	Residential, commercial, logistic and social facilities				95
		— Initial Phase	Completed	N/A	17,632	
		— Remaining Phases	Under planning stage	743,000	1,650,000	

Note:

^ Approximate gross floor area under present planning.

• Total development site area of the land required for the property development is about 11,500 sq.m. of which a total of 7,301 sq.m. are held by the Group and the remaining will be acquired by the Group mainly by way of land exchange with the government at a premium yet to be finalised.

• The property project is undertaken by a jointly controlled entity of the Group.



Stock Code 股份代號 : 54

HOPEWELL
Holdings Limited
Annual Report 2007
合和實業有限公司二零零七年年報

ANNIVERSARY 35

實力建根基 新域共騰飛



廣州－深圳高速公路



位於荃灣的悅來坊



位於荃灣的悅來酒店



港珠澳大橋項目（電腦合成圖片）



連接順德至中山的珠江三角洲西岸幹道第一期（興建中）



河源電廠（興建中）

業務概覽



位於灣仔的合和中心


40

連接廣州至順德的珠江三角洲西岸幹道第I期

位於九龍灣的EMax



位於廣州花都的合和新城



位於灣仔的QRE Plaza



合和實業三十五周年誌慶


HOPEWELL HOLDINGS LIMITED

合和實業有限公司植根香港，於1972年在香港聯合交易所上市（股份代號：54）。合和乃本港其中一家卓越的集團公司，業務多元化包括**物業投資及發展、公路基建、電廠和酒店**。今年是本集團的三十五周年誌慶。



財務摘要

營業額 (港幣百萬元)



5,000
4,000
3,000
2,000
1,000
0
4,721
2,614
2,251
634
823
1,001
2005
2006
2007
集團應佔共同控制個體之營業額
集團營業額

股權持有人應佔溢利 (港幣百萬元)



3,000
2,500
2,000
1,500
1,000
500
0
1,907
2,250
2,632
2005
2006
2007

除利息及稅項前溢利 (港幣百萬元)



3,000
2,500
2,000
1,500
1,000
500
0
2,688
1,492
1,177
905
1,083
1,246
2005
2006
2007
其他除利息及稅項前溢利
基建除利息及稅項前溢利

每股市場價值對比每股資產淨值 (港幣)



35
30
25
20
15
31.9
21.9
19.95
21.3
19.2
17.2
2005
2006
2007
每股市場價值
每股資產淨值

集團除利息及稅項前溢利對比利息



70x
60x
50x
40x
30x
20x
10x
61.9x
33.1x
16.7x
2005
2006
2007
集團除利息及稅項前溢利對比利息

股東權益回報率*



13%
12%
11%
10%
12.8%
11.1%
10.7%
2005
2006
2007
股東權益回報率

* 根據未計入物業重估盈利及相關遞延稅項之淨溢利計算

五年財務概要

綜合業績

(港幣百萬元)	2003*	2004*	2005*	2006*	2007
			截至六月三十日止年度		
營業額	741	613	634	823	**1,001**
除稅前溢利	833	1,955	2,318	2,670	**3.139**
稅項	(122)	(26)	(74)	(68)	**(112)**
未計少數股東權益前溢利	711	1,929	2,244	2,602	**3,027**
少數股東權益	(99)	(311)	(337)	(352)	**(395)**
股權持有人應佔溢利	**612**	**1,618**	**1,907**	**2,250**	**2,632**

* 貸款予經營基建項目之共同控制個體之利息以往計入營業額，現已重新分類並計入應佔共同控制個體溢利。比較數字已據此重列。該重新分類對表列年度之除稅前溢利並無影響。詳情請參閱綜合財務報表附註六。

綜合資產負債表

(港幣百萬元)	2003	2004	2005	2006	2007
			結算至六月三十日		
投資物業	5,655	5,563	6,116	6,537	**6,870**
物業、機械及設備	1,493	462	441	459	**449**
預付土地租賃款項	-	640	791	973	**983**
待發展或發展中之物業	1,018	189	201	232	**336**
共同控制個體權益	8,207	6,122	6,526	6,950	**7,103**
長期貸款及應收款項	-	2,199	1,216	1,039	**283**
契約廢止／已抵押之存款	1,681	95	94	-	**-**
其他非流動資產	575	747	33	310	**379**
流動資產	1,241	4,873	4,233	4,884	**7,959**
總資產	**19,870**	**20,890**	**19,651**	**21,384**	**24,362**
非流動負債	(3,921)	(1,699)	(811)	(743)	**(816)**
流動負債	(2,171)	(2,673)	(905)	(545)	**(1,314)**
總負債	**(6,092)**	**(4,372)**	**(1,716)**	**(1,288)**	**(2,130)**
一附屬公司以股份為基礎之補償儲備金	-	-	-	-	**(2)**
少數股東權益	(125)	(2,419)	(2,469)	(2,862)	**(3,059)**
股東權益	**13,653**	**14,099**	**15,466**	**17,234**	**19,171**

每股值

	2003	2004	2005	2006	2007
每股基本溢利（港仙）	70	183	213	250	**293**
每股股息（港仙）	25	70#	80#	84	**155#**
每股資產淨值（港幣）	15.6	16.0	17.2	19.2	**21.3**

包括之特別股息－2007：港仙35，2005：港仙30，2004：港仙30

財務比率

	2003	2004	2005	2006	2007
淨債務對比股東權益	14%	不適用	不適用	不適用	**不適用**
淨債務對比總資本	11%	不適用	不適用	不適用	**不適用**
股東權益回報率	4.5%	10.2%	10.7%	11.1%	**12.8%**

主席報告書



本人欣然向股東宣佈，集團截至二零零七年六月三十日止財政年度再度表現非常卓越，股權持有人應佔溢利為港幣26.32億元，較去年港幣22.5億元上升17%。每股基本溢利為港幣2.93元，較去年港幣2.5元上升17%。

本人同時欣然宣佈，二零零七年八月乃集團三十五週年誌慶。

末期股息及特別股息

董事會建議就截至二零零七年六月三十日止年度派發末期股息每股港幣82仙，連同已派付之中期股息每股港幣38仙，本年度股息總額為每股港幣120仙，較去年港幣84仙上升43%。有見集團業績表現良好及在穩健財務情況下，適逢集團三十五週年誌慶，董事會亦決定建議派發特別股息每股港幣35仙。本年度派息率（包括持別股息）為淨溢利（未計物業重估盈利之影響）之57%。

待股東於二零零七年十月四日舉行之股東週年大會批准後，建議之末期股息及特別股息將約於二零零七年十月五日派發予於二零零七年十月四日營業時間結束時已登記之股東。

暫停辦理股份過戶登記

公司將於二零零七年九月二十八日（星期五）至二零零七年十月四日（星期四），包括首尾兩天在內，暫停辦理公司股份過戶登記手續。股東如欲獲享建議之末期股息及特別股息，必須於二零零七年九月二十七日（星期四）下午四時三十分前，將所有過戶文件連同有關股票，送達公司股份登記處 — 香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

業務回顧

受惠於穩健之內部需求及表現強勁之金融市場，香港經濟環境維持強健。中國內地之經

濟，特別是珠江三角洲（「珠三角」）境內之經濟仍然有強勁增長。澳門之經濟非常活躍，娛樂及博彩業急速擴展。國際方面，主要工業國均錄得穩定增長。於過去一年，集團受惠於此有利之營商環境。集團三個核心業務 — 物業、基建及酒店於財政年度均錄得理想業績。

集團於香港之出租物業錄得理想增長。集團之旗艦物業合和中心之平均出租率維持於94%之最佳水平。隨著完成主要翻新及現代化工程後，合和中心吸引更多知名企業租戶，而續約及新出租單位之租金亦見大幅上升。由香港國際展貿中心轉型而成之EMax，乃座落於九龍灣之大型娛樂及主題購物中心，現計劃於二零零七年第四季度落成。EMax之預租活動已經展開，市場反應令人鼓舞。多用途場館匯星廳計劃於二零零七年第四季度落成。首場表演的預訂安排已經展開，並獲得市場熱烈反應。座落於灣仔之QRE Plaza已於二零零六年十二月平頂，現計劃該發展項目將於二零零七年第三季度落成，屆時將納入集團之出租物業投資組合行列。QRE Plaza之出租活動進度良好，市場反應令人鼓舞。位處皇后大道東214-224號之住宅及商用樓宇上蓋建築工程，亦為集團出租物業，已於二零零七年二月動工，及計劃於二零零八年第四季度完成。另一持作長線投資用途之住宅物業發展項目於跑馬地樂活道12號之地基及地盤平整工程，已於二零零七年一月動工，現正計劃於二零一零年第一季度完成上蓋建築工程。落成後，將會進一步增強集團之經常性租務收入。

澳門濠庭都會項目（集團佔50%權益）第I及II期已幾乎全部售出，而第III期建築工程亦順利進行中。濠庭都會第III期其中三座（共有四座）已於年內推出預售，迄今98%預售單位已經售出。於二零零七年六月，集團與本計劃其中一名合營夥伴之關連公司訂立協議，出售其於本項目之50%權益及其於兩間關連物業管理公司之權益，代價為現金港幣45.8億元。集團透過出售能預早得知其於計劃之權益價值及保障出售之收益。

於中國內地，廣州市花都區合和新城計劃第1A期所有洋房住宅單位及聯排別墅已經落成及售罄。第1B期建築工程正在進行中，現計劃於二零零八年第四季度落成。

作為一間肩負社會及環保責任之公司，我們已成立特別小組於集團物業研究及實行若干綠化政策，其中包括節約能源及循環再用。該等政策不但有助保護環境，更有助管控營運成本。

集團之基建業務持續取得穩步增長。年內，為應付日益增長交通需求，我們投放了更多努力及資源，以改善營運中高速公路之交通管理。並已投入資源加強安全設施、增強路政巡邏及拯救服務，以提高交通意外處理之效率並減少意外造成之交通堵塞。因此，交通意外造成之死亡人數大大減少。西綫II期之合作合同已獲有關部門批准；對合營公司之注資已於年內展開，而高速公路之建築亦進度良好。西綫III期之準備工作亦進度良好，而建築工作將於獲有關部門批准後動工。一如傳媒所報導，港珠澳大橋項目之可行性研究已經大體上完成，而中央政府亦高度支持該項目。集團之上市附屬公司 — 合和公路基建有限公司（「合和公路基建」）有信心，當項目展開招標程序時，彼將會處於有利位置，並可擔當一個重要之角色。

於二零零七年八月九日，合和公路基建之一間全資附屬公司與廣州東南西環高速公路合營企業其中一名合營夥伴訂立協議，該附屬公司同意以人民幣17.1255億元之代價，出售其於廣州東南西環高速公路合營企業之全部權益，包括一切權利、責任及義務。該協議須待分別公司及合和公路基建之股東批准有關交易，並於協議日期180天內（或雙方可能協定之較後日期）獲得有關中國部門批准後，方告完成。

集團之酒店業務仍穩健地持續改善。悅來酒店平均入住率維持於84%之水平，而平均房間價格則輕微上升。就建議之Mega Tower酒店項目，集團已就城市規劃委員會否決集團於二零零四年之計劃申請提出上訴，而現階段正在進行中。集團亦不時探討實現該項目之其他方案。

至於廣東省河源市之新電廠項目之2×600百萬瓦特超超臨界燃煤電廠項目已獲得批准，而建築工程亦正在進行中。現預計將於二零零九年投入商業運作。

在財務方面，集團受惠於人民幣持續升值。於財政年度結算日，集團淨現金結餘約為港幣58億元（公司：港幣19億元；合和公路基建：港幣39億元），而未動用銀行貸款則為138億元（公司：港幣102億元；合和公路基建：港幣36億元）。此穩健財務狀況使我們更能把握未來之良好商機。

展望

展望全球經濟將繼續向好。中國內地特別是珠三角境內之經濟預料仍有強勁增長，香港亦可繼續因此而受惠。

集團將繼續致力於其三個核心業務 — 物業、基建及酒店。預期物業業務將成為重要增長動力。蓬勃之寫字樓及零售租務市場將刺激我們穩健發展。於未來數月，EMax之開幕及QRE Plaza之落成，集團之寫字樓及零售出租物業組合將進一步加強。另外兩項於香港之出租物業項目，於未來數年落成後，將進一步強化集團出租物業之投資組合，從而增強集團之經常性租務收入。我們將致力增加香港投資物業之收益，目前計劃中之目標為於二零一一年／一二年財政年度前使該收益之增長超過50%。集團目前計劃按市場需求，繼續分期發展合和新城並尋求改善其土地儲備以作日後發展之用。

按我們的觀察，廣深高速公路及西綫I期在高速公路網絡中之重要性將更加突顯，車流量及路費收入可繼續穩步增長。西綫II期之建築工程已經開始並計劃於二零零九年底完成。而西綫III期之項目批准申請籌備工作正在進行中。

憑藉港幣196億元現金及備用銀行信貸額，集團已具備極穩固之基礎，以把握投資機遇。

董事變更

董事會歡迎葉毓強先生加盟公司成為獨立非執行董事及審計委員會成員，由二零零七年八月十三日生效。葉先生於同日亦擔任合和公路基建之獨立非執行董事及審計委員會成員。

鳴謝

本人希望藉此感謝我們之股東、顧客、供應商及業務夥伴不斷支持及貢獻。本人並感謝各董事、管理層及全體員工之忠誠、對集團之支持及努力。各位所付出之努力對集團過去一年之卓越成績以及日後之發展貢獻良多。

胡應湘爵士GBS, KCMG, FICE
主席

香港，二零零七年八月二十一日

執行董事

胡應湘爵士 *GBS, KCMG, FICE*



71歲，為本公司董事會主席。彼亦為本公司之上市附屬公司 — 合和公路基建有限公司（「合和公路基建」）之主席、集團多間成員公司之董事及有線寬頻通訊有限公司之獨立非執行董事。

彼於一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼為集團創辦人之一，未任主席前曾於一九七二年至二零零一年十二月任董事總經理一職。曾負責集團在中國及東南亞之基建項目及參與設計及建造集團在香港、中國及海外之多項物業發展項目，包括沙角B電廠，並獲得英國建築工業獎及創下於二十二個月內竣工之世界紀錄。彼為本公司非執行董事胡爵士夫人郭秀萍太平紳士之丈夫及聯席董事總經理胡文新先生之父親。

彼甚活躍於公務活動及社區服務，其公務及社區職銜包括：

香港

委員	策略發展委員會
成員	香港物流發展局
副會長	香港地產建設商會
委員	大珠三角商務委員會
贊助人	香港物流協會
名譽副會長	香港足球總會有限公司

中國

副主任	中國人民政治協商會議 — 港澳台僑委員會
理事	中國聯合國協會
特邀專家	國家開發銀行

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。彼為英國土木工程師學會、香港運輸物流學會及香港工程科學院資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國名譽領事。獲頒授之其他獎項包括：

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國佛山市
- 中國深圳市
- 中國順德區
- 中國南海區
- 中國花都區
- 菲律賓奎松省

獎項及榮譽	獲獎年份
獲比利時國王HM Albert II頒授 Officer de L' Ordre de la Couronne勳章	2007
獲克羅地亞The Order of Croatian Danica with figure of Blaz Lorkovic勳章	2007
香港特別行政區政府頒授金紫荊星章	2004
星島報業集團選為2003年傑出領袖（商業／金融）	2004
獲Asian Freight & Supply Chain Awards選為Personality of the Year 2003	2003
獲英女皇頒授聖米迦勒及聖喬治爵級司令勳章	1997
獲美國Independent Energy選為Industry All-Star	1996
獲美國George Washington University選為傑出國際行政總裁	1996
獲商業周刊選為「最佳企業家」之一	1994
獲美國 International Road Federation 選為傑出人士	1994
獲南華早報及敦豪選為傑出商業家	1991
獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
獲比利時國王頒授Chevalier de L' Ordre de la Couronne勳章	1985

何炳章先生



74歲，彼自二零零二年一月起出任本公司董事總經理，自二零零三年八月起出任本公司副主席，負責管理集團之整體運作。彼現為本公司及合和公路基建薪酬委員會主席、合和公路基建副主席及集團多間成員公司之董事。自本公司於一九七二年在聯交所上市時便出任董事副總經理。彼在物業發展及大型基建策略發展項目的實施方面具豐富經驗，曾參與發展集團在中國內地所有項目，包括公路、酒店及發電廠項目。彼為中國廣州市、佛山市、深圳市及順德區之榮譽市民。彼為本公司執行董事何榮春先生之父親。

胡文新先生



34歲，彼自二零零一年六月及二零零二年一月起先後出任本公司執行董事及營運總裁。彼於二零零三年八月獲委任為本公司董事副總經理，及於二零零七年七月晉升為本公司之聯席董事總經理。彼亦出任合和公路基建董事總經理及集團多間成員公司之董事。胡先生於一九九九年加盟集團，出任執行委員會經理，並曾於二零零零年三月晉升為集團總監。彼負責評估集團運作及表現，檢討和編訂集團整體策略運作及致力提升集團財務和管理會計系統。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程科學學士學位。於二零零六年，世界經濟論壇推選胡先生為「全球青年領袖」。彼為中國人民政治協商會議花都區委員會委員，並為中國廣州市之榮譽市民。胡先生亦為證券及期貨事務監察委員會諮詢委員會委員，並為青年會計師發展交流協會榮譽顧問、澳門房地產聯合商會榮譽會長、澳門花都同鄉會榮譽會長、澳門冰上運動總會榮譽會長、香港業餘冰球會有限公司及香港冰球訓練學校有限公司主席、香港上市公司商會副主席及Melco PBL Entertainment (Macau) Limited之獨立董事。彼為董事會主席胡應湘爵士及本公司非執行董事胡爵士夫人郭秀萍太平紳士之兒子。

郭展禮先生



55歲，彼於二零零二年一月獲委任為本公司董事副總經理，現亦出任集團多間成員公司之董事。彼為執業律師。早年曾擔任集團多個主要項目之顧問，包括廣深珠高速公路、沙角B和C電廠等。其後，轉任銀行公會秘書、機場管理局法務總監及法國巴黎百富勤集團法律兼監察部董事。

嚴文俊先生



59歲，自一九八零年起出任為本公司執行董事。彼負責處理集團之企業事務、行政、物業租賃及管理事宜。現亦出任集團多間成員公司之董事及新加坡上市公司Uni-Asia Finance Corporation之非執行董事。彼持有美國賓夕凡尼亞大學Wharton Graduate Business School頒授之工商管理碩士學位。

楊鑑賢先生



56歲，於二零零二年十一月獲委任為本公司執行董事，現亦出任集團多間成員公司之董事。彼未加盟集團前，於一九八六年至一九九八年期間，出任雲麥郭楊有限公司之董事及為集團多項發展及建築工程擔任顧問。彼持有香港大學頒授之建築學士學位，為註冊建築師、認可人士、香港建築師學會會員及多個專業學會之會員。

雷有基先生



62歲，彼於一九九七年獲委任為本公司執行董事，現亦出任集團若干成員公司之董事。彼曾任Hopewell (Thailand) Limited之董事，自一九九零年起，參與集團在泰國之曼谷高架公路及鐵路系統項目。彼為香港首屈一指之室內設計及裝修承建公司德基有限公司之創辦董事。

張利民先生



41歲，於二零零三年七月獲委任為本公司執行董事，現亦出任集團多間成員公司之董事。彼於一九九七年加盟集團。參與集團之財務活動以及拓展和監管集團投資項目。彼持有波士頓大學頒授的工商管理學士學位及麥馬斯特大學頒授的工商管理碩士學位。彼為美國伊利諾斯州執業會計師。彼於業務拓展、財務及審計方面具豐富經驗。

何榮春先生



38歲，彼於二零零三年八月獲委任為本公司執行董事。於一九九四年加盟集團，並曾於集團旗下九龍灣國際展貿中心出任多個管理職位，包括市場推廣兼營業總監及副總經理。彼持有美國加州州立大學頒授之文學士學位。彼為本公司副主席及董事總經理何炳章先生之兒子。

莫仲達先生



48歲，彼於二零零五年八月獲委任為本公司及合和公路基建執行董事。彼持有英國厘丁大學頒授之經濟及會計學位。彼在企業融資及項目貸款方面具豐富經驗，曾出任中銀國際融資有限公司之行政總裁。

王永霖先生



50歲，彼於二零零七年一月十八日獲委任為本公司執行董事。彼持有英國Aberdeen University頒授之土地經濟學士學位，並為一位註冊專業測量師。彼於物業及土地方面累積逾二十年經驗。彼自二零零五年五月起出任本公司助理董事，負責銷售及租賃物業，彼亦為集團若干成員公司之董事。在加入本公司前，彼曾任一間國際物業顧問公司「第一太平戴維斯（香港）有限公司」之董事。

非執行董事

李憲武先生

79歲，彼自本公司於一九七二年上市時加盟集團，現任本公司非執行董事及顧問。彼於二零零一年十二月辭退本公司行政職務之前，曾負責集團之房地產發展及物業租售。彼過往致力從事香港地產業務，現為中國佛山市及順德區之榮譽市民。

胡爵士夫人郭秀萍太平紳士

58歲，彼為本公司非執行董事，於一九九一年八月加盟董事會。彼為多個商業及社交組織之委員會及董事會成員，包括亞洲文化協會（香港分會）、亞洲協會和香港紅十字會。彼為董事會主席胡應湘爵士之妻子及本公司聯席董事總經理胡文新先生之母親。

李嘉士先生

47歲，彼於二零零一年三月獲委任為本公司獨立非執行董事，其職銜於二零零四年九月六日被重訂為非執行董事。彼持有香港大學頒授之法律學士學位。彼為執業律師及胡關李羅律師行之合夥人，該律師行向集團提供專業服務及收取正常報酬。彼亦出任另外六間於香港聯合交易所有限公司（「聯交所」）上市之公眾公司之非執行董事，分別為：中國製藥集團有限公司、港通控股有限公司、渝港國際有限公司、渝太地產集團有限公司、安全貨倉有限公司、添利工業國際（集團）有限公司。彼亦同時出任合景泰富地產控股有限公司之獨立非執行董事。彼曾出任白花油國際有限公司、雲南實業控股有限公司、中國光大國際有限公司及太興置業有限公司（全為於聯交所上市之公眾公司）之獨立非執行董事，直至二零零四年九月。

獨立非執行董事

胡文佳先生

50歲，彼為本公司獨立非執行董事，於一九八七年加盟董事會，現亦為本公司審計委員會成員。彼持有美國 Purdue 大學頒授之工業工程學學士學位。彼亦任利威集團及高清視像製作有限公司之董事總經理。

陸勵荃女士

現年69歲，彼為本公司獨立非執行董事，於一九九一年八月加盟董事會，現亦為本公司審計委員會及薪酬委員會成員。彼畢業於柏克萊加州大學，從事證券及投資行業逾三十年。彼曾為美國添惠證券投資（香港）有限公司之榮譽退休董事總經理及美國摩根士丹利之高級副總裁。

藍利益先生

60歲，彼於二零零四年九月獲委任為本公司獨立非執行董事。彼亦出任合和公路基建獨立非執行董事，並為本公司及合和公路基建審計委員會主席及薪酬委員會成員。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，於銀行、投資及金融業方面擁有逾三十年經驗。彼由一九九零年至二零零一年期間曾任廖創興銀行執行董事。在此之前，彼曾任花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼於二零零四年七月一日獲委任為香港存款保障委員會委員，並於二零零六年七月起出任為投資委員會主席。

葉毓強先生

55歲，於二零零七年八月十三日獲委任為本公司及合和公路基建之獨立非執行董事及審計委員會成員。彼持有由卡內基梅隆大學頒授之會計及金融學碩士學位、由康乃爾大學頒授之應用數學碩士學位及由華盛頓大學（聖路易）頒授之應用數學及電腦科學（最優等）學士學位。彼擁有二十九年從事紐約、三藩市及香港銀行業務之經驗，期間大部份時間均任職於花旗集團。葉先生於二零零七年六月自花旗集團退休，在職期間曾於財富管理、交易服務、企業銀行、金融機構、環球關聯銀行及地產財務等業務範疇擔任高級職位。

管理層討論及分析



合和中心


合和新城


大道東214-224號

集團出租物業之投資組合包括：

營運中之出租物業

物業	座落地點	用途	大約總樓面面積（平方呎）
合和中心	港島灣仔	商業及零售	840,000
展貿中心	九龍九龍灣	會議、展覽及商業	839,000
EMax	九龍九龍灣	商業及零售	900,000
悅來坊	新界荃灣	零售	219,000
荃威花園商場	新界荃灣	零售	223,000

發展中之出租物業

物業	座落地點	用途	現計劃中之大約總樓面面積（平方呎）
QRE Plaza	港島灣仔	商業	77,000
皇后大道東214-224號	港島灣仔	住宅及商業	96,500
樂活道12號	港島跑馬地	住宅	113,900





物業

出租物業

截至二零零七年六月三十日止年度，出租物業業務之營業額上升18%至港幣3.90億元，佔集團總營業額約39%。除利息及稅項前溢利上升9%至港幣2.04億元。兩者上升均主要由於合和中心之強勁表現。為提高及改善出租資產的質素，集團已於年內分期於若干出租物業逐步進行翻新及改善工程。

於香港出租物業除利息及稅前溢利（港幣百萬元）



204
188
166
200
150
100
50
0
94
50
22
122
44
22
144
26
30
2005
2006
2007
合和中心
展貿中心
其他

灣仔合和中心

合和中心為集團旗艦物業，平均出租率維持在去年同期約94%之最佳水平，而續約及新出租單位之租金均持續增長。隨著不斷翻新及修繕，合和中心已吸引到愈來愈多知名企業設立辦公室，並為集團提供更穩定之租務收入。合和中心亦正逐步提升低層零售租戶組合，以進一步加強其形象及租務表現。

九龍灣香港國際展貿中心

由於整體經濟持續向好，且越來越多公司將其辦公室遷離中環及尖沙咀等租金昂貴之主要中心商業區，使香港國際展貿中心（「展貿中心」）因而受惠。展貿中心目前正進行一項大型革新工程，其中由地庫3字至6樓將轉型為一所名為「EMax」、佔地900,000平方呎之娛樂及購物中心。預計EMax將於二零零七年第四季度竣工，而展貿中心轉型之投資約港幣6億元，將由集團內部資源撥付。預租活動之市場反應令人鼓舞。截至二零零七年六月三十日，整幢物業（包括零售及寫字樓）之出租率約為73%。

合和中心及展貿中心平均出租率(%)



100%
80%
60%
40%
20%
0%
60%
89%
60%
97%
64%
94%
2005
2006
2007
合和中心
展貿中心





鑒於部份展覽場地因展貿中心轉型為EMax而暫停開放，於回顧年內，會議及展覽業務之表現亦備受影響。本年度有關收入為港幣3,100萬元，較去年同期為港幣3,300萬元。作為革新工程之一部份，一所可設置約3,500個座位名為「匯星廳」之多用途場館，將加入集團會場名單，並預計於二零零七年第四季度竣工。全新之「匯星廳」之首場表現活動現已開始接受預訂，市場反應非常熱烈。

荃灣悅來酒店購物商場 — 悅來坊

悅來坊為一幢面積為219,000平方呎之購物中心，位於悅來酒店低層。於二零零五年下半年大型翻新工程完成時，開始投入業務。在積極之租賃及推廣活動帶動下，該購物中心已吸引到食肆、生活品味及娛樂等各式各樣之租戶青睞。而廣泛之顧客層面亦包括了酒店住戶、區內家庭及同區上班一族。悅來坊之平均出租率逾80%，且正不斷上升。集團更不斷進行改善及提升工程，同時推出加強貿易活動，致力打造悅來坊成為荃灣的活力潮流地標。

灣仔QRE Plaza

位於合和中心對面之QRE Plaza，為一幢設計獨特之商用樓宇，樓高25層。上蓋建築工程已經完成，而預計大廈可於二零零七年第三季度正式營業。QRE Plaza低層將為時尚餐飲食肆，而上層則為獨特的商用租戶所設。貫接QRE Plaza、合和中心及胡忠大廈之行人天橋興建工程，亦將於二零零七年第三季度完成。集團將持有此物業作長線投資用途。QRE Plaza之出租活動現正進行，市場反應令人鼓舞。





灣仔皇后大道東214-224號住宅及商用樓宇

集團計劃將此物業發展為一幢樓高28層、擁有216個單位之高質素服務式住宅單位。其位處灣仔商業地帶中心，不僅交通便捷，更提供優質時尚之住宅單位，務以擁有高消費能力的海外人士及年輕專業人士為主要對象。建築工程正在進行中，預計於二零零八年第四季度竣工。集團將持有此物業作長線投資用途。

跑馬地樂活道12號住宅樓宇

集團計劃重新發展此地盤為樓高45層之頂級住宅物業作出租用途。地基工程及地盤平整已於二零零七年一月展開。該物業總樓面面積約113,900平方呎，預計於二零一零年第一季度竣工。物業落成後，將會進一步鞏固集團之經常性租賃收入基礎。

荃灣荃威花園商場

為配合集團專注於高質素住宅及商用樓宇之策略，集團已訂約出售其於擁有零售商店及多個車位之荃威花園商場之權益，有關交易預期將於二零零七年第四季度完成。





物業發展

於年內，集團之物業發展業務，包括佔50%權益之澳門氹仔濠庭都會及佔95%權益之中國廣州花都區合和新城。

澳門氹仔濠庭都會

集團佔50%權益位於澳門氹仔之濠景花園，為一個多期之合營住宅、商業物業發展項目。

濠庭都會第I期總樓面面積約110萬平方呎，其建築工程已竣工並已取得樓宇入伙紙。迄今約99%單位已售出，單位業主已於二零零六年九月開始收樓。

濠庭都會第II期總樓面面積約864,000平方呎，其建築工程已竣工並已取得樓宇入伙紙。迄今約98%單位已售出，單位業主已於二零零七年六月開始收樓。

濠庭都會第III期總樓面面積約865,000平方呎，現正處於施工階段，預期將於二零零八年完成。濠庭都會第III期其中三幢（共四幢）之預售已於回顧年內展開。迄今約98%之預售單位已售出。

項目之餘下部份將會分期發展，並正在籌劃中。此包括濠庭都會第IV期及第V期。




合和村鎮

於二零零七年六月二十五日，集團訂立一份協議，向其中一名合營伙伴出售其於該項目之50%權益及其於兩間關連物業管理公司之權益，總代價為港幣45.8億元現金，而首期按金港幣4.58億元已於回顧年內交付予集團之律師作為保管人。此出售事項須待該協議所規定之先決條件達成後，方可完成。集團可藉著此出售事項提前將此項目之權益變現，並確保於此出售事項可取得利益。

廣州花都區合和新城

集團佔95%權益之合和新城，是一個位於廣州花都區之綜合發展項目。受新白雲國際機場及汽車製造業所帶動，花都成為廣州最迅速發展地區之一。項目將計劃分期發展，包括住宅、商業及物流。由於物業距離廣州白雲國際機場僅2公里，此優越位置可吸納新機場所帶來之住宅、商業及物流強勁發展需求。

合和新城第1A期之所有高層洋房單位及聯排別墅，包括6幢高層洋房住宅單位及57幢聯排別墅均已落成，並且全部售出。集團現正計劃興建其餘部份，有關的設計計劃現正等候政府批覆。第1B期之工程現正進行，總樓面面積約18,000平方呎。有關工程預期於二零零八年第四季度竣工。



廣州－深圳高速公路



珠江三角洲西岸幹道第II期



河源電廠



基建業務

於回顧年內，從基建業務所得之除利息及稅項前溢利，較去年同期之港幣10.83億元增加15%，至港幣12.46億元，主要由於合和公路基建有限公司（「合和公路基建」）所投資之收費道路項目—廣州－深圳高速公路（「廣深高速公路」）及珠江三角洲西岸幹道第I期之車流量及路費收入穩定增長所致。而另一條由合和公路基建所投資的廣州東南西環高速公路（「東南西環高速公路」）的日均路費收入則與去年相若。

合和公路基建

由集團繼續持有約73%股權之合和公路基建專注開發、推動、發展、投資及營運收費高速公路及橋樑項目。

隨著廣東省及珠江三角洲地區持續蓬勃的經濟發展，促進了人員和物資的往來，對交通產生大量的需求。合和公路基建所投資的高速公路項目，廣深高速公路及珠江三角洲西岸幹道第I期的車流量及路費收入，均於回顧期內繼續錄得穩定增長。東南西環高速公路的日均路費收入則與去年相若。對比上一個財政年度，該三條高速公路之綜合日均車流量及綜合日均路費收入分別錄得14%及12%之增長，至431,000



架次及人民幣11,560,000元，而全年的路費總收入更達人民幣42.19億元。受惠於深圳市自二零零六年九月中開始對大型貨車行走地方路實施交通管制，廣深高速公路的日均路費收入突破人民幣1,000萬元。

儘管中央政府對土地使用實施全國性嚴格控制及審批，令征地拆遷的難度增加及延長了交地的時間，珠江三角洲西岸幹道第II期工程（「西綫II期」）仍不斷進行建設，而珠江三角洲西岸幹道第III期（「西綫III期」）申請立項所需的前期工作亦正在進行中。根據國民經濟和社會發展十一五規劃綱要，廣東省政府正加快珠江三角洲西岸地區之發展。合和公路基建相信，珠江三角洲西岸幹道將因上述規劃而受惠。

此外，在珠江三角洲地區的公路網不斷擴大，以及區內人民的生活水準不斷提高，汽車擁有量的大幅增加，客貨運和物流業的迅速增長，帶動了區內龐大的交通需求。合和公路基建預計廣深高速公路及西綫I期的車流量及路費收入可持續穩步增



長，而重要性將會更加突顯。同時，經濟增長將為合和公路基建帶來更多商機。

受惠於人民幣持續升值，廣深高速公路合營企業的美元貸款折算人民幣時產生了匯兑收益。截至二零零七年六月三十日，持有現金約港幣39億元及尚未提用的港幣36億元銀行貸款額度，此穩健的財務狀況，將肯定地鞏固合和公路基建把握未來投資機會的能力。

於二零零七年八月九日，合和公路基建之全資附屬公司與東南西環高速公路合營企業之其一合營企業夥伴訂立協議，以出售合營企業之所有權益，包括權利、責任和義務，代價為人民幣17.1255億元。協議的完成，有待在本協議簽訂日起180天內（或雙方另行同意之日期），取得合和公路基建及本公司之有關股東對交易的批准及經中國有權審批機關批准。



項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年：50%　11至20年：48%　21至30年：45%

廣州－深圳高速公路

廣深高速公路全長122.8公里，是一條全封閉、全照明、雙向三車道的高速公路，是目前唯一連接廣州、深圳及香港的高速公路，更是珠江三角洲高速公路網的主要幹線，連接著廣州環城高速公路、廣州北二環高速公路（北段）、虎門大橋、東莞常虎高速公路、深圳機荷高速公路、深圳南坪快速路及區內主要城鎮、港口及機場。自一九九四年通車以來，廣深高速公路的車流量及路費收入持續錄得穩定增長。在過去一個財政年度，廣深高速公路之日均車流量增長20%達324,000架次；日均路費收入增長14%至人民幣10,035,000元，而全年路費收入更達人民幣36.63億元，較上年度增長14%。

自二零零六年九月中起，深圳部門對大型貨車行走地方路實施交通管制，規定從皇崗口岸出入境的大型貨車必須經廣深高速公路前往其他地方。該安排增加了廣深高速公路的車流量。

合營企業不斷致力提升廣深高速公路的服務水準及改善沿線配套設施。在回顧年內，合營企業完成了皇崗站、福田站、南頭站、福永站及新橋站的擴建工程，及建成南坪收費站。同時，亦增加沿線監控攝像槍數量以加強交通監控力度。另外，亦投入資源增加安全措施，增強路政巡邏及拯救服務，提高了交通意外處理的效率並

減少意外造成之交通堵塞。因此，意外死亡人數大幅減少。合營企業將繼續加強路政、拯救及交通監控的工作，進一步提高交通事故處理效率。

自二零零七年七月中起，合營企業將麻涌立交橋南行部份主綫暫時封閉以進行維修，由於已妥善組織交通管理以減少對道路使用者的不便，未發現對廣深高速公路的路費收入有明顯影響。

如中期報告所披露，合和公路基建在廣深高速公路建設期間投入的部份額外投資，待廣東省政府批准合營企業同意承擔人民幣7.2514億元，現有關協議已獲批准。該安排對合和公路基建的營運業績將不會造成重大影響。

同樣地，如中期報告所披露，對於廣深高速公路立交內及沿線已徵土地作物業發展，由於土地原用途難以改變；同時，橋下舖經營受到各種限制，已基本停頓多時，因此，合營企業將不會繼續進行上述兩個項目。

隨著廣東省經濟的持續增長及汽車擁有量的快速增加，合和公路基建相信，廣深高速公路的車流量及路費收入將保持平穩增長。為應付日益增加的交通需求，合營企業正進一步完善擴建至雙向五車道的可行性研究。

根據合作合同規定，合和公路基建在合作公司的分配利潤比例自二零零七年七月一日起由50%調整為48%。

全年路費收入
（人民幣百萬元）


4,000
3,000
2,000
1,000
3,663
2005
2006
2007

平均每日車流量
（架次）


350,000
300,000
250,000
200,000
323,698
2005
2006
2007

平均每日路費收入
（人民幣千元）


10,000
8,000
6,000
4,000
10,035
2005
2006
2007



項目摘要

位置	中國廣東省廣州市
長度	38公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	二零零二年一月至二零三一年十二月
淨現金分佔比例	1至10年: 45%　11至20年: 37.5%　21至30年: 32.5%

廣州東南西環高速公路

東南西環高速公路全長38公里，連接廣深高速公路、南沙港快速路、西綫I期、廣佛高速公路，廣州北環高速公路及廣州市內各主要幹道，是一條圍繞廣州市中心區的環形交通幹綫，對舒解廣州市內的交通和疏導過境廣州市的交通起著十分重要的作用。

於回顧年內，有兩條與本項目部份路段平行之免費地方路建成通車，造成東南西環高速公路交通有所分流。

在過去一個財政年度，東南西環高速公路的日均路費收入與上年度基本持平，為人民幣1,149,000元，日均車流量則下跌4%至81,000架次。全年路費總收入人民幣4.19億元。

於二零零七年八月九日，合和公路基建之全資附屬公司與廣州東南西環高速公路合營企業之其一合營企業夥伴訂立協議，以出售其在合營企業之所有權益，包括權利、責任和義務，代價為人民幣17.1255億元。協議的完成，有待在本協議簽訂日(或雙方另行同意之日期)起180天內，分別取得合和公路基建及本公司之有關股東對交易的批准及經中國有權審批機關批准。

全年路費收入
(人民幣百萬元)


500
400
300
200
419
2005
2006
2007

平均每日車流量
(架次)


80,000
60,000
40,000
20,000
80,664
2005
2006
2007

平均每日路費收入
(人民幣千元)


1,200
1,000
800
600
1,149
2005
2006
2007



項目摘要

位置	中國廣東省廣州市至順德區
長度	14.7公里
車道	雙向三車道
級別	高速公路
合營企業合約合作營運期	二零零三年九月至二零三三年九月
分潤比例	50%

珠江三角洲西岸幹道第I期

西綫I期是一條全長14.7公里，雙向三車道的高速公路，北連東南西環高速公路，南接順德之105國道及碧桂公路。西綫I期是目前唯一一條連接廣州市與佛山市順德區之高速公路。

二零零六年十一月，佛山市開通了一條與西綫I期平行的免費地方路，造成交通分流及導致西綫I期的增長放緩，合營企業正逐步採取措施以吸引車流。

在過去的一個財政年度，西綫I期的日均路費收入增長11%至人民幣376,000元，而日均車流量增長13%至26,000架次。全年路費收入為人民幣1.37億元。

全年路費收入
（人民幣百萬元）


140
120
100
80
100
123
137
2005
2006
2007

平均每日車流量
（架次）


25,000
20,000
15,000
10,000
18,204
25,941
2005
2006
2007

平均每日路費收入
（人民幣千元）


400
350
300
250
340
376
2005
2006
2007



項目摘要－西綫II期

位置	中國廣東省順德至中山市
長度	約46公里
車道	雙向三車道
級別	高速公路
合營企業合約合作營運期	二零零七年四月至二零三八年九月
分潤比例	50%

珠江三角洲西岸幹道第II期及III期

珠江三角洲西岸幹道分三期建設。西綫I期已於二零零四年四月建成通車。

西綫II期全長46公里，為雙向三車道的全封閉高速公路，北連順德的西綫I期，南伸至中山與105國道及規劃中的西部快速路連接。建成通車後，將會是唯一一條連接廣州與中山中心城區的高速公路。儘管中央政府對土地使用實施全國性嚴格控制及審批，令征地拆遷的難度增加及延長了交地的時間，西綫II期仍不斷進行建設，現預計於二零零九年底建成。

西綫III期為北連中山的西綫II期至南接珠海之38公里高速公路項目。總投資額（不含建設期貸款利息）計劃為人民幣36億元。合和公路基建已與中方夥伴（同為西綫I期及西綫II期的中方夥伴）對共同投資、建設及經營珠江三角洲西岸幹道III期（「西綫III期」）達成共識。西綫III期申請立項所需的前期工作正在進行中。

項目摘要－西綫III期

位置	中國廣東省中山市至珠海市
長度	約38公里
車道	雙向三車道
級別	高速公路
合營企業合約合作營運期	待中國有關部門批准
分潤比例	50%（建議）





當珠江三角洲西岸幹道全條建成後，將直接連通廣州至珠海，成為珠江三角洲西岸的一條策略性高速公路。根據國民經濟和社會發展十一五規劃綱要，廣東省政府正加快珠江三角洲西部地區之發展。合和公路基建相信，珠江三角洲西岸幹道將因上述規劃而受惠。

港珠澳大橋項目

根據傳媒報導，港珠澳大橋項目的各項可行性研究已接近全部完成，中央政府亦對項目高度支持。合和公路基建相信，當該項目展開招標程式時，合和公路基建將會處於有利位置，可擔當一個重要角色。

河源電廠

河源電廠位於廣東省河源市，是一家2x600百萬瓦特超超臨界燃煤電廠。項目已獲得批准並正進行施工，預計二零零九年可正式投產。預計總投資額約人民幣54億元。

集團旗下一間附屬公司持有此項目40%權益，而深圳能源集團則持有餘下60% 權益。深圳能源集團為本集團於中國沙角B電廠之前合營夥伴，彼此曾共創佳績。


優質服務


悅來酒店


優質食品


來酒店套房新貌

酒店業務除利息及稅項前溢利
(港幣百萬元)


80
60
40
20
0
49
10
39
73
23
50
72
26
46
2005
2006
2007
悅來酒店
其他

悅來酒店
平均入住率 (%)


100%
75%
50%
25%
0%
85%
87%
84%
2005
2006
2007



酒店及餐飲

於回顧年內，酒店業務營業額輕微上升至港幣3.79億元，主要由於悅來酒店表現令人滿意及餐飲業務表現有所改進。但鑒於展貿中心之食肆因展貿中心革新工程而暫停開放及搬遷，餐飲業務表現於回顧年內受到短期性影響。

荃灣悅來酒店

由於受到多宗事件之影響，包括內地旅客及顧客遭受不友善對待以及昂坪360纜車暫停服務，香港酒店業受到負面影響。於回顧年內，新建酒店房間更使酒店業競爭加劇。儘管面對種種挑戰，悅來酒店表現依然令人滿意。

於回顧年內，悅來酒店之平均房間入住率為84%，而平均房間價格較去年輕微增加。酒店總收入為港幣2.05億元，較去年高出港幣500萬元。而由於較佳之服務水平吸引了更多個人遊旅客及商務住客，使悅來酒店平均房間價格得以提升，加上商務及旅遊市場比率提高，使酒店房間收入於本年度維持於港幣1.34億元。管理層並致力進行市場推廣及翻新／升級工程，為即將開幕之新酒店所帶來之競爭作好準備。酒店及餐飲收入於本年度為港幣6,100萬元，較上年高出港幣400萬元。餐飲市場推廣計劃包括加強具吸引力之推廣及套餐以吸引各大企業、組織及洽談、獎勵旅遊、會議、展覽（MICE）之顧客，以維持業務增長之動力。




酒樓及宴會服務

作為香港唯一之旋轉餐廳，旋轉66餐廳（「R66」）繼續成為遊客及本地居民光臨之熱門地方。一系列之合辦推廣活動及其他優惠，使餐廳於本地及國際之形象更為鮮明。結果，R66年內收入上升了19%。

位於展貿中心之食肆已重新定位，以配合展貿中心之革新計劃。取代豐味閣餐廳之全新西式餐廳—豐膳已於二零零六年十一月開業。餐廳為了建立聲譽及提高知名度，不時提供優惠套餐及實行推廣計劃。中式餐廳悅來軒已於二零零七年四月結業，而喜善則取而代之，已於二零零七年七月正式開業。

香腸、肉類及魚類產品製造及供應商德國食品有限公司業務表現持續樂觀。在零售方面，德國食品於超級市場擺設推廣攤位，加強公眾對其品牌及產品之認知。總括而言，德國食品於年內收入亦錄得輕微上升。

灣仔Mega Tower 酒店

集團致力達成其計劃發展位於合和中心以西之鄰近地盤，成為擁有2,000 房間之Mega Tower酒店。就城市規劃委員會否決集團二零零四年之申請計劃而提出之上訴，仍處於進行階段。集團亦不時探討其他方案，務求將項目實現。


HH 35
HOPEWELL HOLDINGS LIMITED
合和實業有限公司



其他

僱員及酬金政策

於二零零七年六月三十日，集團共有約1,200名僱員。集團參考市場趨勢及僱員個別表現釐定具競爭力之僱員薪酬。集團亦採納優先認股權計劃及股份獎勵計劃以示認可及獎勵僱員之貢獻。該等計劃之詳情載列於董事會報告書內。集團亦為全體僱員提供醫療及個人意外保險。為建立更親密之僱員關係，集團於年內亦舉辦了多項員工活動，如週年晚宴、傑出員工午餐、保齡球之夜及其他康樂體育活動。

為提升僱員之生產力，集團於去年亦持續舉辦在職培訓，包括旨在提升僱員溝通能力之普通話課程，以及提高僱員安全意識及意外防範能力之紅十字會急救課程。

社區關係

集團於年內繼續參與各項社區服務，包括捐助香港藝術中心以支持藝術及創作，以及贊助社區活動例如香港藝術節、便服日、百萬行及香港上市公司商會足球比賽、奧運歡樂跑以及地鐵競步賽等。

管理層討論及分析

集團業績

概覽

截至二零零七年六月三十日止年度，集團各業務之營業額及其除利息及稅項前溢利之分析如下：

	營業額 (附註一)		除利息及稅項前溢利 (附註二)	
港幣百萬元	*2006*	***2007***	*2006*	***2007***
物業租賃、代理及管理	331	**390**	188	**204**
物業發展	108	**227**	48	**1,067**
基建項目投資	7	**5**	1,083	**1,246**
酒店、酒樓及餐飲	377	**379**	73	**72**
其他	—	**—**	100	**99**
	823	**1,001**	1,492	**2,688**
應佔共同控制個體之營業額				
物業發展	56	**1,694**		
基建項目投資	1,735	**2,026**		
	2,614	**4,721**		

	業績	
港幣百萬元	*2006*	***2007***
除利息及稅項前溢利 (附註二)	1,492	**2,688**
特殊項目	835	**327**
集團投資物業公平值之變動		
一重估升值	405	**208**
一相應稅務影響	(71)	**(36)**
財務成本	(62)	**(84)**
稅項	3	**(76)**
本年度溢利	2,602	**3,027**
應佔溢利：		
公司股權持有人	2,250	**2,632**
少數股東權益	352	**395**
	2,602	**3,027**

附註：

(一) 營業額乃指集團之營業額港幣10.01億元（二零零六年：港幣8.23億元），加上集團應佔經營基建項目投資及物業發展之共同控制個體之營業額分別為港幣20.26億元（二零零六年：港幣17.35億元）及港幣16.94億元（二零零六年：港幣5,600萬元）。

(二) 除利息及稅項前溢利指(i)未計入投資物業之公平值變動及特殊項目前之經營溢利港幣3.86億元（二零零六年：港幣3.53億元）；及(ii)應佔共同控制個體及聯營公司之溢利合共港幣23.02億元（二零零六年：港幣11.39億元）。

於年內，集團應佔共同控制個體及聯營公司之稅項總額港幣2.93億元（二零零六年：港幣1.12億元）已於應佔共同控制個體及聯營公司之溢利中扣除。

營業額

截至二零零七年六月三十日止年度，營業額包括集團按比例之應佔經營收費高速公路及物業發展業務共同控制個體之營業額達港幣4,721,000,000元，較去年同期港幣2,614,000,000元增長81%。增長是由所有業務分部，尤以物業發展業務之收入增加所帶動。於回顧年度內，集團應佔澳門發展物業之收入淨額為港幣1,694,000,000元，較去年港幣56,000,000元增長29倍。

除利息及稅項前溢利

集團所得之除利息及稅項前溢利，由去年港幣1,492,000,000元增長80%至港幣2,688,000,000元。上升主要由於物業、公路基建及酒店業務之收入增長共達港幣1,197,000,000元所致。

特殊項目

特殊項目盈利為港幣327,000,000元，比對去年為港幣835,000,000元。該金額主要包括出售可供出售投資之盈利港幣320,000,000元（二零零六年：港幣29,000,000元）。去年其他主要項目包括：(i) 出售Hopewell (Thailand) Limited權益之盈利港幣265,000,000元；(ii) 出售順德公路項目權益之盈利港幣245,000,000元； (iii) 出售一電廠項目權益之盈利港幣186,000,000元；及 (iv) 保證準備撥回港幣80,000,000元。

公司股權持有人之應佔溢利

集團之公司股權持有人之應佔溢利為港幣2,632,000,000元，比對去年港幣2,250,000,000元上升17%。除去投資物業公平值增加之影響，集團內公司股權持有人應佔溢利為港幣2,460,000,000元，較去年之港幣1,917,000,000元，增長28%。

資金流動性及財務資源

於二零零七年六月三十日，集團之現金水平及可動用銀行貸款額如下：

	於六月三十日	
港幣百萬元	二零零六年	**二零零七年**
現金		
合和公路基建	3,014	**3,904**
集團其他個體	636	**1,854**
	3,650	**5,758**
可動用銀行貸款		
合和公路基建	3,600	**3,600**
集團其他個體	3,650	**5,758**
	14,224	**13,835**
現金及可動用銀行貸款		
合和公路基建	6,614	**7,504**
集團其他個體	11,260	**12,089**
集團	17,874	**19,593**

集團之財務狀況保持穩健，以其淨手頭現金水平及可動用銀行貸款額，集團有充裕的財務資源，足以應付日常運作、現有及未來投資活動所需。

人民幣匯率制度自二零零五年七月起進行改革，人民幣持續升值，故集團得以受惠。

庫務政策

集團集中管理其庫務活動，旨在獲取最具成本效益之資金及更有效地管理集團整體財務風險，如利率及外幣兌換率風險。

集團之銀行借貸額主要為浮息貸款及以港幣為單位。集團持續監察利率及外幣兌換率風險，如有需要集團將採用其他對沖工具以減低財務風險。財務工具之運用非常嚴謹，主要用作管理集團之借貸利率及外幣兌換率風險。

集團之資本結構主要為股東權益，載列如下：

	於六月三十日	
港幣百萬元	二零零六年	**二零零七年**
公司股權持有人應佔權益	17,234	**19,171**
一附屬公司以股份為基礎之補償儲備金	—	**2**
少數股東權益	2,862	**3,059**
總股東權益	20,096	**22,232**
銀行貸款	—	—
總資本	20,096	**22,232**

項目承擔

項目承擔之資料詳載於財務報告表附註44。

或然事項

或然事項之資料詳載於財務報告表附註46。

資產抵押

於二零零七年六月三十日，集團並無資產抵押。

重大收購或出售

除出售澳門物業發展項目權益已披露於主席報告書外，截至二零零七年六月三十日止年度內，公司概無對其附屬公司及聯營公司作出重大收購或出售。

企業管治守則

本公司沿用審慎管理守則，以確保符合企業管治及企業責任之原則。董事會（「董事會」）深信此承諾能長遠地提升股東價值。董事會已制訂企業管治程序，以遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四之企業管治常規守則（「企業管治守則」）中之要求。於二零零七年六月三十日止之年度內，本公司已遵守企業管治守則內載列之所有守則條文。

董事會

本公司透過董事會運作管理, 董事會現時成員包括十一位執行董事（並包括主席）、三位非執行董事以及四位獨立非執行董事。各董事之姓名、履歷資料及彼此間之關係（如有），已載列於本年報第8頁至第13頁內。

董事會負責制訂策略性方針及政策，以及監督集團運作。董事會職責其中包括：監察及審批重大交易、涉及主要股東或公司董事利益衝突之事宜、批准中期及全年業績、對公眾和監管機構披露之其他資料，以及內部監控體制；所有有關事宜須由董事會決定。其他非特定之董事會職責以及有關公司日常運作事務，則在個別董事之監督及董事總經理領導下委派管理層處理。

董事會已商定程序，讓董事按合理要求，可在適當之情況下尋求獨立專業意見，費用由公司支付。

於年內，胡應湘爵士擔任董事會主席，負責領導及管理董事會。其角色與董事總經理有所區分。董事總經理何炳章先生及聯席董事總經理胡文新先生（胡應湘爵士之兒子）負責管理公司日常業務。主席與董事總經理之職責分工已清楚界定，並以書面列載。

非執行董事及獨立非執行董事是跟據所需之技能和經驗而挑選，為董事會提供獨立元素，並作出獨立判斷。最少一名獨立非執行董事已具備上市規則第3.10條所載列之適當專業資格或適當之會計或相關之財務管理專長。董事會已收到各獨立非執行董事每年有關其獨立性之書面確認，所有獨立非執行董事亦符合上市規則第3.13條所指之獨立性。

根據公司之組織章程細則規定，所有新委任董事之任期至彼獲委任後之下一個股東大會，惟彼等符合資格膺選連任。每一位董事均須按照公司組織章程細則之條文，於獲董事會上一次委任、選任或重選連任後之第三年於股東週年大會結束時退任，並符合資格膺選連任。所有非執行董事及獨立非執行董事之委任期定為三年，並須最少三年重選連任。

董事會定期檢討獲委任為董事之繼任人計劃，以及董事會之架構、人數及組成。假若董事會經考慮後認為需委任新董事，董事會將編制適當委任條件，包括（如適用）：背景、經驗、專業技能、個人質素及可承擔公司事務責任之能力等。至於獨立非執行董事，則需遵守不時於上市規則內所列載之獨立性要求。新董事委任一般由主席及／或董事總經理提名，並必須獲得董事會之批准。如有需要，亦會聘請外間顧問，從而揀選更多不同類別之潛在候選者。於年內，一位執行董事王永霖先生獲委任。於二零零七年八月十三日，一位獨立非執行董事葉毓強先生亦獲委任。新委任之董事將接獲就職手冊，以了解集團之資料與及在上市規則及適用之法例規定下，作為上市公司董事之職責。

本公司已安排適當保險，使董事及職員面對法律訴訟時有所保障。

董事委員會

董事會於一九九一年九月成立執行董事委員會，授權負責批准公司日常業務運作及慣常業務進程。該委員會由公司所有執行董事組成。

公司亦已成立審計委員會及薪酬委員會，客觀地處理下列特定事項，為所有股東謀取利益。除薪酬委員會之主席外，該兩個董事委員會之所有成員均為獨立非執行董事。

	審計委員會	*薪酬委員會*
委員會成員	藍利益先生* *(主席)* 陸勵荃女士* 胡文佳先生* 葉毓強先生* *(於二零零七年八月十三日獲委任)*	何炳章先生# *(主席)* 藍利益先生* 陸勵荃女士*
主要職責及功能	• 考慮外聘核數師之委任及其獨立性。 • 檢討及監督集團財務申報程序、內部監控及遵從規定。 • 在呈交董事會前，檢討及監控中期及全年財務報告表。	• 協助董事會制訂及管理有關公司董事及高級行政人員薪酬之制訂政策及程序。
於年內實行之工作	• 考慮及批准聘請外聘核數師之條款包括審計費用。 • 審閱截至二零零六年六月三十日止年度之財務報告表及截至二零零六年十二月三十一日止六個月之中期財務報告表。 • 檢討內部審計部門工作及評定集團內部監控系統之表現。	• 釐定新委任執行董事之薪酬待遇。 • 檢討年內之董事袍金。 • 檢討及批准按照股份獎勵計劃授予董事股份獎勵。

\# 執行董事
* 獨立非執行董事

會議出席率

回顧年度，各董事於董事會會議、審計委員會會議、薪酬委員會會議及股東週年大會之出席紀錄如下：

	會議出席次數／舉行次數			
	董事會會議	審計委員會會議	薪酬委員會會議	股東週年大會
會議舉行次數	5	2	2	1
執行董事				
胡應湘爵士*GBS, KCMG, FICE* *(主席)*	3/5	不適用	不適用	1/1
何炳章先生 *(薪酬委員會主席)*	4/5	不適用	2/2	1/1
胡文新先生	4/5	不適用	不適用	1/1
郭展禮先生	4/5	不適用	不適用	1/1
嚴文俊先生	5/5	不適用	不適用	1/1
楊鑑賢先生	4/5	不適用	不適用	1/1
雷有基先生	4/5	不適用	不適用	1/1
張利民先生	5/5	不適用	不適用	1/1
何榮春先生	5/5	不適用	不適用	1/1
莫仲達先生	5/5	不適用	不適用	1/1
王永霖先生 *(於二零零七年一月十八日獲委任)*	3/3	不適用	不適用	不適用
非執行董事				
李憲武先生	4/5	不適用	不適用	1/1
胡爵士夫人郭秀萍*太平紳士*	3/5	不適用	不適用	1/1
李嘉士先生	4/5	不適用	不適用	1/1
獨立非執行董事				
胡文佳先生	5/5	2/2	不適用	1/1
陸勵荃女士	4/5	2/2	2/2	1/1
藍利益先生 *(審計委員會主席)*	5/5	2/2	2/2	1/1
葉毓強先生 *(於二零零七年八月十三日獲委任)*	不適用	不適用	不適用	不適用

薪酬政策

公司理解需實行具競爭性之薪酬政策，從而吸引、挽留及推動董事及高級行政人員，以達致集團之目標。執行董事之薪酬待遇包含一些固定元素：基本薪金、公積金供款及其他福利包括保險以及與其表現掛鈎之花紅，優先認股權及股份獎勵。任何董事不得參與訂定其本人之薪酬。

執行董事薪酬之固定元素將會每年檢討，並會考慮其他因素如工作性質、職責、經驗、個人表現及市場普遍之薪酬趨勢。本財政年度董事袍金已於二零零六年十月十九日舉行之股東週年大會上批准。

證券交易

本公司已採納列載於上市規則附錄十有關上市公司董事進行證券交易之標準守則(「標準守則」)作為本公司董事及可能擁有未公開股價敏感資料之有關僱員進行證券交易之標準守則。經過特定查詢後，於年內，所有董事已確認遵守標準守則所規定之準則。

財務報告

董事會明白其編製集團財務報告表之責任。董事會認為集團在可預期之將來有足夠資源以繼續業務，並不察覺有重大不明朗事件可能會嚴重影響公司持續經營之能力。

核數師發表有關其申報責任之聲明已載列於本年報第62頁獨立核數師報告書內。

外聘核數師

本公司之外聘核數師乃德勤·關黃陳方會計師行。彼等負責審計及對年度財務報告表發出獨立意見。外聘核數師之獨立性受審計委員會所監督，審計委員會亦負責向董事會建議外聘核數師之聘請以及批准聘請彼等之條件包括其費用。除對年度財務報告表作出法定審計外，德勤·關黃陳方會計師行亦獲聘用對公司截至二零零六年十二月三十一日止六個月中期財務報告作出審閱，並就稅務合規及有關事宜提出意見。截至二零零七年六月三十日止年度，集團付予外聘核數師有關審計及非審計服務之費用如下：

	港幣千元
審計服務	6,135
非審計服務：	
稅務合規及顧問服務	819
	6,954

內部監控

董事會認為穩健之內部監控系統能帶來有效及高效率之營運操作，提供可靠之財務申報，確保集團遵守有關法例及規定，並協助董事會管理達到業務目標之風險。

集團之內部監控程序包括詳盡滙報系統用作向各業務單位部門主管及執行董事報告資料。

每年度各業務單位管理層均制訂業務計劃及財務預算，並交由執行董事作審閱及批准。業務計劃及財務預算會按季度作出檢討，以量度實際表現與財務預算之比較。當制定財務預算及預測時，管理層識別、評估及報告有機會帶來潛在財務影響之重大業務風險。集團並已確立不同指引及程序，以控制及批核營運開支、資本支出、非預算開支及收購等。

執行董事每月審核各單位在管理報告上之財務業績及重要營運數據，並與各業務單位高級管理層及財務小組召開定期會議，以檢討管理報告、商討在財政預算、預測及市場狀況下之業務表現，並提出與會計及財務有關之事宜。

董事會負責集團之內部監控系統，並透過審計委員會檢討其效用。集團內部監控之評估經由內部審計部門一直獨立處理。內部審計部門每年至少向審計委員會滙報兩次有關內部監控之重要發現。

在回顧年內，董事會已透過審計委員會檢討集團內部監控系統之有效性。

投資者關係

集團明瞭與股東及投資者溝通的重要性。與市場的雙向交流及嚴格地按相關要求披露資料均被視為與市場有效的溝通之核心。集團一直將此置於優先處理的位置。

於回顧年內，集團繼續活躍於投資者關係方面。這個從集團積極參與投資會議，與基金經理及分析員的會面和電話會議可見。此外，每年集團皆會於業績發佈會上向分析員及媒體發表演說。此一系列的活動不但更新投資者對集團業務運作的瞭解，更提供機會予股東及投資者發表問題及與管理層分享其意見。

集團一直營運公司的網頁www.hopewellholdings.com，以確保股東與投資者可以緊貼集團業務的發展。此網頁為披露資料的有效媒界，提供廣泛及最新之集團營運資料、公告、新聞稿以及中期報告和年報的資訊。

集團會不斷檢討及改善資料的披露及與股東和投資者溝通的效率。集團亦會繼續保持與投資界的交流及透過積極的投資者關係政策以保持透明度。

董事會報告書

董事會同寅謹將公司及集團截至二零零七年六月三十日止年度之年報及經審核之財務報告表呈覽。

主要業務

公司之主要業務為一投資控股公司，其附屬公司乃活躍從事基建項目投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營。

業績

集團截至二零零七年六月三十日止年度之業績載於第63頁之綜合收益表內。

末期股息及特別股息

董事會建議派發末期股息每股港幣82仙（二零零六年：港幣48仙），連同已於二零零七年三月二十三日派發之中期股息每股港幣38仙（二零零六年：港幣36仙），總計每股港幣120仙（二零零六年：港幣84仙），就二零零七年六月三十日止年度，派發之股息合共港幣1,079,000,000元（二零零六年：港幣755,000,000元）。

董事會亦決定建議派發特別股息每股港幣35仙。本年度派息率（包括特別股息）為淨溢利（未計物業重估盈利之影響）之57%。

主要項目及事項

有關集團主要項目之詳情及本回顧年度發生之重要事項，已詳列於第14頁至第33頁之「業務回顧」段內。

股本

本年度公司之股本之變動詳情載列於財務報告表附註40。

股本溢價及儲備金

本年度股本溢價及儲備金之變動詳情載列於財務報告表附註41。

可供分派儲備金

於二零零七年六月三十日，本公司可供分派儲備金為本公司於該日之保留溢利，數額為港幣3,120,000,000元（二零零六年：港幣2,585,000,000元）。

捐款

本年度集團之慈善及其他捐款合共港幣6,133,000元(二零零六年:港幣22,136,000元)。

固定資產

本年度投資物業及物業、機械及設備之變動分別載列於財務報告表附註21及22。有關集團主要物業及物業權益之詳情載列於第123頁及第124頁。

主要客戶及供應商

年內,集團之首五大客戶佔集團營業額少於9%。首五大供應商則佔集團總購貨額22%。其中包括最大供應商約佔總購貨額7%。

公司各董事、其聯繫人士或據公司董事所知所悉擁有本公司已發行股本逾5%之股東,概無擁有集團之首五大客戶或供應商之實益權益。

董事及高級行政人員

截至本報告日,在職董事芳名載於第8頁至第13頁。直至本報告日止之董事變更載列如下:

王永霖先生	(於二零零七年一月十八日獲委任)
葉毓強先生	(於二零零七年八月十三日獲委任)

根據公司之組織章程,胡應湘爵士、胡文新先生、李憲武先生、嚴文俊先生、李嘉士先生及藍利益先生於即將召開之股東週年大會上依章告退,惟願膺選連任。

張利民先生已辭任本公司執行董事一職,於二零零七年十月十八日起生效。

集團各項業務分別直接由執行董事直接管轄,故各執行董事被視為集團之高級行政人員。

合資格會計師

梅大強先生,45歲,為合資格會計師,於二零零七年四月加入集團,現任集團財務總監。彼負責集團財務管理及會計事務。彼為澳洲會計師公會註冊會計師及香港會計師公會註冊會計師。

董事於重要合約之利益

於本年度終結日或年內任何時間，本公司或其任何附屬公司概無訂立與本公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債權證之權益

於二零零七年六月三十日，根據證券及期貨條例第352條須載錄於本公司存置之登記冊內，或根據上市公司董事進行證券交易之標準守則（「標準守則」）而須通知本公司及香港聯合交易所有限公司（「聯交所」），本公司各名董事及最高行政人員於本公司或本公司任何相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 本公司[(i)]

	股份							
董事	個人權益（實益擁有）	家屬權益（配偶及18歲以下子女之權益）	公司權益[(ii)]（受控制公司擁有之權益）	其他權益[(iii)]	衍生工具相關股份	獎授股份[(iv)]	總權益	佔已發行股本之百分比
胡應湘	74,683,032	21,910,000[(v)]	111,250,000[(vi)]	30,680,000	-	-	238,523,032[(ix)]	26.52%
何炳章	25,023,462	1,365,538	2,050,000	-	-	-	28,439,000	3.16%
胡文新	27,840,000	-	820,000	-	-	-	28,660,000	3.19%
郭展禮	1,095,000	-	-	-	-	180,000	1,275,000	0.14%
李憲武	5,104,322	-	-	-	-	-	5,104,322	0.57%
嚴文俊	756,000	-	-	-	-	72,000	828,000	0.09%
胡文佳	2,645,650	-	-	-		-	2,645,650	0.29%
胡郭秀萍	21,910,000	124,743,032[(vii)]	61,190,000[(viii)]	30,680,000	-	-	238,523,032[(ix)]	26.52%
陸勵荃	-	1,308,981	-	-	-	-	1,308,981	0.15%
雷有基	8,537	-	-	-	-	-	8,537	0.00%
楊鑑賢	330,000	-	-	-	-	120,000	450,000	0.05%
張利民	126,000	-	-	-	200,000[(x)]	72,000	398,000	0.04%
何榮春	536,000	-	-	-	-	72,000	608,000	0.07%
藍利益	90,000	-	-	-	-	-	90,000	0.01%
莫仲達	200,000	-	-	-	2,000,000[(x)]	100,000	2,300,000	0.26%
王永霖	50,000	-	-	-	288,000[(x)]	100,000	438,000	0.05%

附註：

(i) 於本公司之所有股份及股本衍生工具相關股份之權益均為好倉。各名董事或最高行政人員概無持有任何本公司之股份及股本衍生工具相關股份之淡倉。

(ii) 公司權益由一間公司實益擁有，而根據證券及期貨條例，本公司有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(iii) 其他權益30,680,000股股份由胡應湘爵士（「胡爵士」）及其妻子胡爵士夫人郭秀萍太平紳士（「胡爵士夫人」）共同持有之權益。

(iv) 獎授股份之權益為董事在二零零七年一月二十五日所採納之公司僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	獎授日期	獎授股份之數目	歸屬日期
郭展禮	二零零七年一月二十五日	90,000	二零零八年一月二十五日
		90,000	二零零九年一月二十五日
嚴文俊	二零零七年一月二十五日	36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
楊鑑賢	二零零七年一月二十五日	60,000	二零零八年一月二十五日
		60,000	二零零九年一月二十五日
張利民	二零零七年一月二十五日	36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
何榮春	二零零七年一月二十五日	36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
莫仲達	二零零七年一月二十五日	50,000	二零零八年一月二十五日
		50,000	二零零九年一月二十五日
王永霖	二零零七年一月二十五日	50,000	二零零八年一月二十五日
		50,000	二零零九年一月二十五日

(v) 家屬權益21,910,000股股份乃胡爵士夫人之權益。

(vi) 公司權益111,250,000股股份乃由胡應湘爵士持有之權益，此權益包括附註(viii)所列之權益61,190,000股。

(vii) 家屬權益124,743,032股股份乃胡爵士夫人之丈夫胡爵士之權益，此數包括胡爵士透過由公司持有之50,060,000股股份。

(viii) 公司權益61,190,000股股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(ix) 根據證券及期貨條例，胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(x) 股本衍生工具相關股份之權益，為董事在二零零三年所採納之優先認股權計劃下獲授予可認購股份之優先認股權之權益，進一步詳情載列在「本公司之優先認股權」一段中。

(B) 相聯法團

(1) 合和公路基建有限公司(「合和公路基建」)

	合和公路基建股份					
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[i](受控制公司擁有之權益)	其他權益	總權益	佔已發行股本之百分比
胡應湘	6,249,402	2,491,000 [ii]	10,124,999 [iii]	3,068,000 [iv]	21,933,401 [viii]	0.74%
何炳章	1,824,046	136,554	205,000	-	2,165,600	0.07%
胡文新	5,657,000	-	82,000	-	5,739,000	0.19%
李憲武	279,530	-	-	-	279,530	0.01%
嚴文俊	60,000	-	-	-	60,000	0.00%
胡郭秀萍	2,491,000 [v]	10,255,402 [vi]	6,118,999 [vii]	3,068,000 [iv]	21,933,401 [viii]	0.74%
雷有基	853	-	-	-	853	0.00%

附註:

(i) 此等合和公路基建股份由一間公司實益擁有,而根據證券及期貨條例,有關董事被視作有權於該公司之股東大會上行使不少於三分之一投票權或控制該數量之投票權之行使。

(ii) 2,491,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益。

(iii) 公司權益10,124,999股合和公路基建股份為胡爵士持有之權益,此數包括附註(vii)所列之公司權益6,118,999股合和公路基建股份。

(iv) 其他權益3,068,000股合和公路基建股份乃由胡爵士及胡爵士夫人共同持有之權益。

(v) 2,491,000股合和公路基建股份為胡爵士夫人個人實益擁有之權益,並代表附註 (ii) 所列之同等數目之股份權益。

(vi) 家屬權益10,255,402股合和公路基建股份乃胡爵士之權益。此權益包括由胡爵士透過公司持有之4,006,000股合和公路基建股份。

(vii) 公司權益6,118,999股合和公路基建股份由胡爵士及胡爵士夫人各自擁有50%權益的公司所持有。

(viii) 根據證券及期貨條例,胡爵士及胡爵士夫人彼此之權益均被視為對方之權益。

(2) *合信保險及再保險有限公司(「合信保險」)*

何炳章先生及其聯繫人透過其持有100%權益的香港保險代理有限公司實益擁有本公司之相聯公司 — 合信保險之600,000股普通股,佔其已發行股本之50%。

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為好倉。

除上述所披露外,於二零零七年六月三十日,本公司各董事或最高行政人員概無持有本公司相聯公司之任何其他股份、相關股份及債權證之權益或淡倉,而須根據證券及期貨條例第352條記載於本公司存置之登記冊內者,或須根據標準守則規定通知本公司及聯交所。

本公司之優先認股權

本公司股東批准採納一新優先認股權計劃(「二零零三年優先認股權計劃」),生效日期為二零零三年十一月一日。

(A) 二零零三年優先認股權計劃將於二零一三年十月三十一日屆滿,然而,當時任何尚未行使之認股權將繼續有效。二零零三年優先認股權計劃之主要條款摘要載列於以下(B)段。

(B) 二零零三年優先認股權計劃旨在以一個靈活之方式,讓公司向任何合資格人士(包括本公司之主要股東、董事或僱員或集團各成員公司之顧問、專業人士及其他諮詢人)提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事會可不時批准之該等其他目的。

根據二零零三年優先認股權計劃,可予授出之認股權(連同因認股權獲行使所發行之股份及因任何尚未行使之認股權所產生之股份)所涉及之股份數目,除獲取股東之重新批准外,最多為公司於採納二零零三年優先認股權計劃之日已發行股本之10%。二零零三年優先認股權計劃項下之每位參與者之最高配額在任何十二個月內不得超過本公司已發行股本之1%。於本報告日,根據二零零三年優先認股權計劃下可予發行的股份總數合共73,844,212股(佔本公司已發行股本之8.2%)。

認股權可予行使之期限將由公司董事會全權釐定，惟認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出認股權時發出之授予函內訂明外，在行使認股權前，毋須持有認股權最短時限。認股權須於授予認股權日期14天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為公司董事會於授出有關認股權時可酌情釐定之價格，並須於授予認股權之函件中說明，惟行使價不得少於(a)股份於授予認股權日期（必須為營業日）的收市價（以聯交所日報表所載為準）；(b)股份於緊接授予認股權日期前五個營業日的平均收市價（收市價同樣以聯交所日報表所載者為準）；及(c)公司每股股份之面值（以最高者為準）。

(C) 截至二零零七年六月三十日止年度內，公司之二零零三年優先認股權變動詳情如下：

	授出日期	每股行使價（港幣）	優先認股權數目：於二零零六年七月一日尚未行使	於年內授出	於年內行使	於年內屆滿	於二零零七年六月三十日尚未行使	行使期	於年內緊接認股權授出日期之前的收市價（港幣）
董事									
楊鑑賢	08/09/2004	17.10	850,000	-	850,000	-	-	08/09/2004 -07/09/2007	不適用
張利民	08/09/2004	17.10	500,000	-	300,000	-	200,000	08/09/2004 -07/09/2007	不適用
莫仲達	02/09/2005	19.94	2,500,000	-	500,000	-	2,000,000	02/03/2006 -01/03/2009	不適用
僱員	10/10/2006	22.44	-	8,960,000	-	256,000	8,704,000	01/11/2007 -31/10/2013	22.25
合共			3,850,000	8,960,000	1,650,000	256,000	10,904,000		

於年內，並無優先認股權註銷。

年內，緊接楊鑑賢先生、張利民先生及莫仲達先生行使認股權日期之前的股份加權平均收市價分別為港幣26.00元、29.95元及33.60元。

於二零零四年九月八日授出之認股權可在授出日後行使；而於二零零五年九月二日及二零零六年十月十日授出之所有認股權按下列方式行使：

最多可行使之認股權	*行使期限*
於二零零五年九月二日	
授出認股權之50%	二零零六年三月二日至二零零七年三月一日
授出認股權之100%*	二零零七年三月二日至二零零九年三月一日
於二零零六年十月十日	
授出認股權之20%	二零零七年十一月一日至二零零八年十月三十一日
授出認股權之40%*	二零零八年十一月一日至二零零九年十月三十一日
授出認股權之60%*	二零零九年十一月一日至二零一零年十月三十一日
授出認股權之80%*	二零一零年十一月一日至二零一一年十月三十一日
授出認股權之100%*	二零一一年十一月一日至二零一三年十月三十一日

* 包括尚未行之認股權

按二項式期權定價模式計算，於期內授出每股行使價港幣22.44元之優先認股權在授出當日之公平價值估計約為港幣44,000,000元。其價值乃按照授出當日之股價每股港幣22.25元、公司股價歷史波動比率26%，乃根據過去三年公司每兩年滾存之股價而計算，以及參考七年期外匯基金債券之無風險回報率3.956%，預計優先認股權之年期為7年，預計股息回報率每半年為1.9%。

優先認股權的公平價值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平價值。

合和公路基建之優先認股權

(A) 合和公路基建之優先認股權計劃（「合和基建認股權計劃」）由當時合和公路基建之唯一股東於二零零三年七月十六日以書面決議案批准，及經由公司股東於二零零三年七月十六日舉行之股東特別大會上批准。合和基建認股權計劃將於二零一三年七月十五日屆滿。合和基建認股權計劃之主要條款摘要載列於以下(B)段。

(B) 認股權計劃旨在以一個靈活之方式，讓合和公路基建鼓勵、獎勵、酬金、補償及／或提供利益予(i)合和公路基建集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員；(ii)由合和公路基建集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)合和公路基建集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)合和公路基建任何最高行政人員或主要股東；(v)合和公路基建董事、最高行政人員或主要股東之任何聯繫人；及(vi)合和公路基建主要股東之任何僱員或就合和公路基建董事會不時批准之該等其他目的。

在合和公路基建認股權計劃下，除獲取合和公路基建股東之重新批准外，合和公路基建行使根據認股權計劃及任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，合共不得超過合和公路基建緊隨首次招股完成後之已發行股份總數10%。在合和公路基建認股權計劃下，任何一名參與者之最高配額於任何十二個月期間內不得超過合和公路基建已發行股本總數之1%。於本報告日，根據合和公路基建認股權計劃可予發行的股份總數合共277,000,000股（佔合和公路基建已發行股本之9.3%）。

認股權可予行使之期限將由合和公路基建董事會全權釐定，惟認股權必須於授出日期起計十年內行使。除經合和公路基建董事會釐定及在授出認股權時發出之授予函內訂明外，在行使認股權前，毋須持有認股權最短時限。認股權須於授予認股權日期28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。任何特定認股權之行使價為合和公路基建董事會於授出有關認股權時可酌情釐定之價格，並須通知參與者，惟行使價不得少於(a)股份於承接人接納建議日期（或倘該日期並非一營業日，則為下一個營業日（「授出日期」））的收市價（以聯交所日報表所載為準）；(b) 股份於緊接授出日期前五個營業日的平均收市價（收市價同樣以聯交所日報表所載為準）；及(c)合和公路基建每股股份之面值（以最高者為準）。

(C) 截至二零零七年六月三十日止年度內，合和公路基建優先認股權變動詳情如下：

	授出日期	每股行使價（港幣）	優先認股權數目				行使期	緊接認股權授出日期之前的收市價（港幣）
			於二零零六年七月一日尚未行使	於年內授出	於年內行使	於二零零七年六月三十日尚未行使		
合和公路基建之董事 梁國基	08/09/2004	4.875	2,000,000	-	2,000,000	-	08/09/2004 -07/09/2007	不適用
合和公路基建之僱員	08/09/2004	4.875	400,000	-	400,000	-	08/09/2004 -07/09/2007	不適用
合和公路基建之僱員	17/10/2006	5.858	-	6,200,000	-	6,200,000	01/12/2007 -30/11/2013	5.71
合共			2,400,000	6,200,000	2,400,000	6,200,000		

於年內，並無優先認股權註銷或屆滿。

年內，緊接梁國基先生及合和公路基建之僱員行使認股權日期之前的股份加權平均收市價分別為港幣7.36元及6.61元。

於二零零年四年九月八日授出之優先認股權可在授出日後行使；而於二零零六年十月十七日授出之優先認股權按下列方式行使：

最多可行使之認股權	***行使期限***
授出優先認股權之20%	二零零七年十二月一日至二零零八年十一月三十日
授出優先認股權之40%*	二零零八年十二月一日至二零零九年十一月三十日
授出優先認股權之60%*	二零零九年十二月一日至二零一零年十一月三十日
授出優先認股權之80%*	二零一零年十二月一日至二零一一年十一月三十日
授出優先認股權之100%*	二零一一年十二月一日至二零一三年十一月三十日

* 包括尚未行之優先認股權

按二項式期權定價模式計算，於期內授出每股行使價港幣5.858元之優先認股權在授出當日之公平價值估計約為港幣5,814,000元。其價值乃按照授出當日之股價每股港幣5.700元、公司股價歷史波動比率23%，乃根據過去三年公司每兩年滾存之股價而計算，以及參考七年期外匯基金債券之無風險回報率3.969%，預計優先認股權之年期為7年，預計股息回報率為4.75%。

優先認股權的公平價值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於期內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平價值。

公司之股份獎勵

(A) 公司董事會已於二零零七年一月二十五日（「合和實業採納日期」）採納股份獎勵計劃（「合和實業獎勵計劃」）。除非董事會提早終止，否則合和實業獎勵計劃自合和實業採納日期起計十五年內有效，惟自合和實業採納日期第十週年之日起，公司不得再授出任何獎勵。合和實業獎勵計劃之部分主要條款概要載於下文(B)段。

(B) 合和實業獎勵計劃之目的在於表揚集團若干僱員（包括但不限於同時擔任董事之僱員）作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。

在合和實業獎勵計劃下，董事會（或倘有關獲選僱員為公司之董事，則為薪酬委員會）可不時按其絕對酌情權及在按其認為適當之有關條款及條件所規限下，揀選僱員參與該合和實業獎勵計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據該合和實業獎勵計劃獎授所涉及之股份總數（但不包括已失效或已遭沒收之任何股份）合共佔於授出股份日期公司已發行股本超過10%。

(C) 於截至二零零七年六月三十日止年度，合共3,374,000股股份已獎授予以下十名僱員，惟須受合和實業獎勵計劃之條款所規限，以及附帶條件為該獲選僱員不可於有關歸屬日期起計十二個月期間內出售獎授股份。截至二零零七年六月三十日止年度，概無任何獎授股份失效。

獲選僱員姓名	獎授日期	獎授股份之數目	歸屬日期
董事			
胡應湘爵士	二零零七年一月二十五日	880,000	二零零七年一月二十五日
何炳章	二零零七年一月二十五日	750,000	二零零七年一月二十五日
胡文新	二零零七年一月二十五日	670,000	二零零七年一月二十五日
郭展禮	二零零七年一月二十五日	90,000	二零零七年一月二十五日
		90,000	二零零八年一月二十五日
		90,000	二零零九年一月二十五日
嚴文俊	二零零七年一月二十五日	36,000	二零零七年一月二十五日
		36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
楊鑑賢	二零零七年一月二十五日	60,000	二零零七年一月二十五日
		60,000	二零零八年一月二十五日
		60,000	二零零九年一月二十五日
張利民	二零零七年一月二十五日	36,000	二零零七年一月二十五日
		36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
何榮春	二零零七年一月二十五日	36,000	二零零七年一月二十五日
		36,000	二零零八年一月二十五日
		36,000	二零零九年一月二十五日
莫仲達	二零零七年一月二十五日	50,000	二零零七年一月二十五日
		50,000	二零零八年一月二十五日
		50,000	二零零九年一月二十五日
王永霖	二零零七年一月二十五日	50,000	二零零七年一月二十五日
		50,000	二零零八年一月二十五日
		50,000	二零零九年一月二十五日

合和公路基建之股份獎勵

(A) 合和公路基建董事會已於二零零七年一月二十五日（「合和公路基建採納日期」）採納合和公路基建股份獎勵計劃（「合和公路基建獎勵計劃」）。除非合和公路基建董事會提早終止，否則合和公路基建獎勵計劃自採納日期起計十五年內有效；惟自合和公路基建採納日期第十週年之日起，合和公路基建不得再授出任何獎勵。合和公路基建獎勵計劃之部分主要條款概要載於下文(B)段。

(B) 合和公路基建獎勵計劃之目的在於表揚合和公路基建若干僱員（包括但不限於同時擔任合和公路基建董事之僱員）作出之貢獻並給予獎勵，務求挽留彼等繼續為合和公路基建之持續營運及發展效力，並吸引合適人才加入以進一步推動合和公路基建之發展。

在合和公路基建獎勵計劃下，合和公路基建董事會（或倘有關獲選僱員為合和公路基建之董事，則為薪酬委員會）可不時按其絕對酌情權及在按其認為適當之有關條款及條件所規限下，揀選僱員參與合和公路基建獎勵計劃，並釐定將予獎授之股份數目。合和公路基建董事會不得獎授任何股份以導致合和公路基建董事會根據該計劃獎授所涉及之股份總數（但不包括已失效或已遭沒收之任何股份）合共佔於授出股份日期合和公路基建已發行股本超過10%。

(C) 於截至二零零七年六月三十日止年度，合共1,940,000股股份已獎授予以下五名僱員，惟須受合和公路基建獎勵計劃之條款所規限，以及附帶條件為該獲選僱員不可於有關歸屬日期起計十二個月期間內出售獎授股份。截至二零零七年六月三十日止年度，概無任何獎授股份失效。

獲選僱員姓名	獎授日期	獎授股份之數目	歸屬日期
合和公路基建之董事			
胡文新	二零零七年一月二十五日	800,000	二零零七年一月二十五日
陳志鴻	二零零七年一月二十五日	140,000	二零零七年一月二十五日
		140,000	二零零八年一月二十五日
		140,000	二零零九年一月二十五日
梁國基	二零零七年一月二十五日	100,000	二零零七年一月二十五日
		100,000	二零零八年一月二十五日
		100,000	二零零九年一月二十五日
賈呈會	二零零七年一月二十五日	100,000	二零零七年一月二十五日
		100,000	二零零八年一月二十五日
		100,000	二零零九年一月二十五日
合和公路基建之僱員	二零零七年一月二十五日	40,000	二零零七年一月二十五日
		40,000	二零零八年一月二十五日
		40,000	二零零九年一月二十五日

收購股份或債券之安排

除於上文「本公司之優先認股權」、「合和公路基建之優先認股權」、「公司之股份獎勵」及「合和公路基建之股份獎勵」段所披露者外，本公司或其任何附屬公司於截止二零零七年六月三十日止年度內概無參與任何安排，使本公司各董事得以藉購入本公司或其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購本公司之證券及行使此權利。

董事薪酬

董事酬金乃由股東於週年大會上釐定，董事之其他報酬乃由董事會根據市場慣常做法、公司薪酬政策、董事於集團之職責及董事對集團之貢獻而釐定。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與公司或其任何附屬公司並無簽訂任何該僱任公司不作出賠償（除法定賠償外）而不可於一年內終止之服務合約。公司之所有獨立非執行董事均有固定任期，惟須依公司之組織章程規定於公司股東週年大會上輪值告退。

退休及公積金計劃

為遵守強制性公積金（「強積金」）計劃條例之規定，集團已成立強積金計劃。集團及僱員須各自就該計劃作出相等於僱員有關入息的5%供款，而有關入息的上限為每月港幣20,000元。中國附屬公司聘用之僱員為中國政府設立之國家管理退休福利計劃之參與者。中國附屬公司須向該等退休福利計劃繳納相當於員工薪酬一定百分比之款項，以資助實現有關福利。集團對該等退休福利計劃之唯一責任為根據該等計劃作出規定供款。集團於年內就該等計劃所作出之供款共港幣8,402,000元。

管理合約

於本年度終結日或年內任何時間，公司並無簽訂或存在有關管理或經營公司全部或任何主要部份業務之重要合約。

主要股東

除於「董事於股份、相關股份及債權證之權益」段所披露者外，於二零零七年六月三十日，公司無接獲通知超過公司已發行股本5%或以上之任何其他權益並須按證券及期貨條例第336條載錄登記冊內。

購回、出售或贖回證券

年內，公司在香港聯合交易所有限公司以總代價（包括交易費用）港幣18,877,541元購回832,000股股份，該等股份在購回後隨即被註銷。註銷股份面值港幣2,080,000元已撥往資本贖回儲備，其總代價由公司保留溢利所支付。有關購回股份之詳情如下：

購回月份	回購普通股總數	每股最高價港幣	每股最低價港幣	支付總代價（包括交易費用）港幣
2006年10月	432,000	22.45	22.25	9,702,113
2006年11月	400,000	22.95	22.80	9,175,428
合共	832,000			18,877,541

回購股份旨在提高集團之每股盈利，有利全體股東。

除以上披露外，公司或其任何附屬公司於二零零七年六月三十日止年度內並無購回、出售或贖回任何其上市之證券。

確認獨立性

公司已收到每位獨立非執行董事根據上市規則第3.13條作出確認其獨立性之年度確認函，並仍然認為有關董事確屬獨立人士。

關連交易

(A) **與南粵之管理協議**

於二零零七年六月一日，廣東廣珠西綫高速公路有限公司（「西綫合營企業」）與其中方夥伴之附屬公司 — 廣東南粵物流股份有限公司（「南粵」）訂立管理協議。

根據該管理協議，南粵向西綫合營企業提供物料物流服務，包括西綫II期項目主要建築物料之規劃、採購及物流管理。南粵獲委任之年期由簽署該協議日期起計為期三年或直至完成物料供應、支付全部物料費用及經由西綫合營企業有關部門審核後（以較早日期為準）屆滿，並可按雙方協定之方式將南粵之任期延長。管理協議將於南粵之委任年期結束及擔保期（即西綫II期項目竣工後24個月）屆滿後終止。服務費為西綫II期項目供應物料費用之2.5%，而服務費（已扣減5%保證費後）須按季度支付，該筆保證費將於管理協議之年期屆滿後不計利息退還予南粵。南粵須向有關物料供應商採購物料及將物料供應予獲西綫合營企業委任興建西綫II期項目之承建商（「建設工程承建商」）。物料費用應由建設工程承建商支付予南粵。倘若有關物料供應商未能按時供應物料，在獲西綫合營企業批准下，南粵可採取所需行動以恢復西綫II期項目之物料供應，包括動用本身之物料存貨或另行採購物料。

根據合和公路基建與聯交所簽訂之上市協議及公司於二零零三年八月七日致聯交所之函件，由合和公路基建集團共同控制以經營收費公路項目之中外合作經營企業西綫合營企業，就當時生效之上市規則第14章（自上市規則之修訂於二零零四年三月三十一日生效後該章細分為第14章及第14A章）而言，被視為合和公路基建及公司之附屬公司。西綫合營企業之有關中方夥伴現時擁有西綫合營企業及廣深珠高速公路有限公司（由西綫中方夥伴及合和公路基建一間附屬公司成立之中外合作經營企業）各自之50%權益，因此就上市規則第14A章而言，被視為公司及合和公路基建之關連人士。

是項關連交易之詳情載於合和公路基建及公司於二零零七年六月一日刊發之聯合公告，根據上市規則第14A章，是項關連交易獲豁免遵守獨立股東批准規定。

(B) **出售合和環穗**

於資產負債表之日以後，於二零零七年八月九日，合和公路基建之全資附屬公司與廣州東南西環合營企業之其中一位合營夥伴訂立協議，以出售其所有權益，包括其於廣州東南西環合營企業之權利、責任及義務，代價為人民幣1,712,550,000元。協議須在協議簽訂後180天內（或雙方另行同意之日期）須受公司及合和公路基建各自之股東批准該項交易及經中國有權審批機關批准。有關經中國有權審批機關批准及合和公路基建之主要股東批准經已取得，而公司將會召開股東特別大會以批准該項交易。該項交易之詳情載於合和公路基建及公司於二零零七年八月九日之聯合公告。根據上述合和公路基建與聯交所訂立之上市協議及公司於二零零三年八月七日致聯交所之函件，就現行上市規則第14章及第14A章而言，廣州東南西環合營企業亦被視為公司及合和公路基建之附屬公司，而由於買方現時擁有該合營企業之10%權益，因而就上市規則第14A章而言，被視為公司及合和公路基建之關連人士。

公眾持股量

就可提供公司之公開資料及公司董事所知，於本報告日，公司已發行股份有足夠並超過上市規則規定25%之公眾持股量。

上市規則第13章下之披露

於二零零三年合和公路基建在聯交所上市後，在上市規則13.13條、13.16條、13.20條及13.22條的範圍內，合和公路基建集團與中方合作夥伴共同控制之多家經營收費公路及基建項目中外合營企業已被視作為本公司之附屬公司。因此，對該等合營企業墊款及財務資助之資料再毋須按照該等規則另行披露。

核數師

於即將召開之股東週年大會上，本公司將會提呈一決議案續聘德勤•關黃陳方會計師行為本公司核數師。

承董事會命

胡應湘爵士 *GBS, KCMG, FICE*
主席

香港，二零零七年八月二十一日

公司資料

董事會

胡應湘爵士GBS, KCMG, FICE
主席

何炳章先生*
副主席及董事總經理

胡文新先生
聯席董事總經理

郭展禮先生
董事副總經理

李憲武先生#

嚴文俊先生

胡文佳先生##

胡爵士夫人郭秀萍太平紳士#

陸勵荃女士##

楊鑑賢先生

雷有基先生

李嘉士先生#

張利民先生

何榮春先生

藍利益先生##

莫仲達先生

王永霖先生

葉毓強先生##

* *亦為胡應湘爵士及胡爵士夫人郭秀萍太平紳士之候補董事*

\# *非執行董事*

\## *獨立非執行董事*

審計委員會

藍利益先生 *主席*

陸勵荃女士

胡文佳先生

葉毓強先生

薪酬委員會

何炳章先生 *主席*

藍利益先生

陸勵荃女士

公司秘書

李業華先生

註冊辦事處

香港皇后大道東183號
合和中心64樓

電話 : (852) 2528 4975

圖文傳真 : (852) 2861 2068

法律顧問

胡關李羅律師行

核數師

德勤•關黃陳方會計師行

主要往來銀行+

中國農業銀行
中國銀行股份有限公司
中國銀行（香港）有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中國建設銀行股份有限公司
招商銀行股份有限公司
集友銀行有限公司
創興銀行有限公司
花旗銀行
星展銀行有限公司
加拿大出口開發公司
恒生銀行有限公司
香港上海滙豐銀行有限公司
華南商業銀行股份有限公司
中國工商銀行股份有限公司
中國工商銀行（亞洲）有限公司
澳門國際銀行
馬來亞銀行
瑞穗實業銀行
南洋商業銀行有限公司
華僑銀行
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

+ *名稱以英文字母次序排列*

股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話　：　(852) 2862 8555
圖文傳真　：　(852) 2529 6087

上市資料

香港聯合交易所有限公司
普通股（股份代號：54）

美國預託證券

CUSIP編號	439555301
交易符號	HOWWY
普通股與美國預託證券比率	1:1
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
電話　：　(852) 2862 5683
圖文傳真　：　(852) 2861 2068
電郵　：　ir@hopewellholdings.com

公司網址

www.hopewellholdings.com

附註：本年報之中文譯本與英文本如有歧異，概以英文本為準。

目錄

獨立核數師報告書

Deloitte.
德勤

致合和實業有限公司各股東
(於香港註冊成立之有限公司)

本核數師行已完成審核刊於第63頁至第122頁之合和實業有限公司(「貴公司」)及其附屬公司(統稱為「貴集團」)之綜合財務報告表,此綜合財務報告表包括於二零零七年六月三十日之綜合及公司資產負債表,及截至該日止年度之綜合收益表、綜合已確認收入及支出報表及綜合現金流量表,以及主要會計政策概要及其他註釋。

董事就綜合財務報告表須承擔之責任
貴公司之董事須負責根據香港會計師公會頒佈之香港財務報告準則及香港公司條例,編製及真實與公平地呈報上述綜合財務報告表。此責任包括設計、實行及維持與編製並真實與公平地呈報綜合財務報告表相關之內部監控,以使綜合財務報告表不存在由於欺詐或錯誤而導致之重大錯誤陳述;選擇並應用合適之會計政策;以及作出在有關情況下屬合理之會計估算。

核數師之責任
本行之責任乃根據本行審核工作之結果,對該等綜合財務報告表作出意見,並按香港公司條例第141條將此意見僅向股東(作為法人)報告,而不作其他用途。本行不對任何其他人士就本報告內容負責或承擔責任。本行乃按照香港會計師公會頒佈之香港核數準則進行審核工作。該等準則規定,本行須按照道德操守規定規劃及進行審核工作,以合理確定綜合財務報告表是否不存在任何重大錯誤陳述。

審核涉及獲取綜合財務報告表所載金額及披露事項之審核憑證之執行程序。所選用之程序取決於核數師之判斷,包括評估由於欺詐或錯誤導致綜合財務報告表存在重大錯誤陳述之風險。於作出該等風險評估時,核數師會考慮與公司編製及真實與公平地呈報綜合財務報告表相關之內部監控,以設計在有關情況下屬適當之審核程序,但並非為對公司之內部監控之有效性發表意見。審核亦包括評價董事所採用之會計政策是否適當及所作出之會計估算是否合理,以及評估綜合財務報告表之整體呈報。

本行相信,本行已取得充足且適當之審核憑證,以為本行之審核意見提供基礎。

意見
本行認為,該等綜合財務報告表乃根據香港財務報告準則真實與公平地反映 貴公司及 貴集團於二零零七年六月三十日之財務狀況及 貴集團截至該日止年度之溢利及現金流量,並已按照香港公司條例妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零七年八月二十一日

綜合收益表

	附註	2006 港幣千元 (重列)	2007 港幣千元
營業額	6	823,122	**1,000,605**
銷售及服務成本		(471,385)	**(583,437)**
		351,737	**417,168**
其他收入	8	232,674	**308,990**
銷售及分銷成本		(40,104)	**(62,100)**
行政費用		(169,625)	**(271,716)**
其他費用	9	(22,136)	**(6,133)**
投資物業公平值變動產生之盈利		405,529	**207,777**
出售可供出售投資之盈利	10	28,889	**319,849**
出售／視作出售附屬公司權益之盈利	11	294,491	**7,617**
出售一電廠項目之盈利	12	185,755	**—**
撥回應收一前共同控制個體款項之減值虧損	13	245,480	**—**
保證準備撥回	46(a)	80,000	**—**
財務成本	14	(61,706)	**(84,253)**
應佔其溢利			
共同控制個體	15	1,123,054	**2,295,917**
聯營公司		16,564	**5,639**
除税前溢利	16	2,670,602	**3,138,755**
所得税支出	17	(68,148)	**(112,118)**
本年度溢利		2,602,454	**3,026,637**
應佔其溢利：			
公司股權持有人		2,249,896	**2,632,127**
少數股東權益		352,558	**394,510**
		2,602,454	**3,026,637**
已付股息	18	664,901	**772,608**
		港元	**港元**
每股溢利	19		
基本		2.50	**2.93**
攤薄後		2.50	**2.92**

綜合資產負債表

	附註	2006 港幣千元	2007 港幣千元
資產			
非流動資產			
投資物業	21	6,537,344	**6,870,499**
物業、機械及設備	22	458,804	**448,516**
預付土地租賃款項	23	972,953	**982,611**
待發展或發展中物業	26	231,647	**335,653**
共同控制個體權益	27	6,949,504	**7,103,156**
聯營公司權益	28	23,376	**23,625**
其他投資項目	44(b)	92,344	**336,866**
可供出售投資	29	194,932	**18,682**
長期貸款及應收款項	30	1,039,530	**283,431**
		16,500,434	**16,403,039**
流動資產			
存貨	31	11,537	**14,690**
持作出售之物業	32	462,094	**311,149**
預付土地租賃款項	23	8,449	**11,109**
貿易及其他應收賬款	33	656,117	**990,175**
按金及預付款項		50,616	**55,974**
貸款予共同控制個體	30	45,620	**—**
銀行結餘及現金：	34		
— 合和公路基建有限公司及其附屬公司		3,013,899	**3,904,064**
— 集團其他個體		635,663	**1,853,515**
		4,883,995	**7,140,676**
歸類為持作出售之資產	35	—	**818,333**
		4,883,995	**7,959,009**
總資產		21,384,429	**24,362,048**

綜合資產負債表(續)

	附註	2006 港幣千元	2007 港幣千元
股東權益及負債			
資本及儲備金			
股本	40	2,246,413	**2,248,458**
股份溢價及儲備金	41	14,987,392	**16,922,054**
公司股權持有人應佔權益		17,233,805	**19,170,512**
一附屬公司認股權儲備金	41	—	**1,268**
一附屬公司股份獎勵儲備金	41	—	**1,043**
少數股東權益	41	2,862,080	**3,058,754**
權益總額		20,095,885	**22,231,577**
非流動負債			
保證準備	46(a)	84,059	**84,059**
遞延稅項負債	42	659,113	**731,922**
		743,172	**815,981**
流動負債			
貿易及其他應付賬款	36	330,204	**356,926**
出售物業收取之按金		41,589	—
租務及其他按金		125,457	**134,351**
應付一共同控制個體款項	37	—	**238,499**
應付聯營公司款項	37	10,891	**10,668**
應付一附屬公司之一少數股東款項	39	8,531	**32,048**
稅項負債		28,700	**48,828**
		545,372	**821,320**
歸類為持作出售之資產相關之負債	35	—	**493,170**
		545,372	**1,314,490**
總負債		1,288,544	**2,130,471**
股東權益及負債總額		21,384,429	**24,362,048**

胡文新
聯席董事總經理

郭展禮
董事副總經理

公司資產負債表

	附註	2006 港幣千元	**2007** **港幣千元**
資產			
非流動資產			
附屬公司投資	24	1,595	**789,048**
應收附屬公司款項	25	176,501	**10,993,622**
聯營公司投資	28	401	**401**
可供出售投資	29	3,000	**3,000**
		181,497	**11,786,071**
流動資產			
貿易及其他應收賬款		441	**1,481**
按金及預付款項		358	**337**
應收附屬公司款項	38	13,377,570	**1,747,749**
銀行結餘及現金		171,222	**1,212,183**
		13,549,591	**2,961,750**
總資產		13,731,088	**14,747,821**
股東權益及負債			
資本及儲備金			
股本	40	2,246,413	**2,248,458**
股份溢價及儲備金	41	11,260,187	**11,822,053**
		13,506,600	**14,070,511**
流動負債			
貿易及其他應付賬款		22,145	**3,669**
應付聯營公司款項	37	11,106	**10,882**
應付附屬公司款項	38	191,237	**662,556**
税項負債		—	**203**
總負債		224,488	**677,310**
股東權益及負債總額		13,731,088	**14,747,821**

胡文新
聯席董事總經理

郭展禮
董事副總經理

綜合已確認收入及支出報表

	2006 港幣千元	**2007** **港幣千元**
伸算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	101,611	**135,548**
可供出售投資公平值變動產生之盈利	48,191	**292,589**
可供出售投資公平值變動產生之遞延税項負債	—	**(55,974)**
直接於權益中確認之收入淨額	149,802	**372,163**
出售可供出售投資時撥往綜合收益表	(20,931)	**(319,849)**
出售可供出售投資時撥回之遞延税項負債	—	**55,974**
本年度溢利	2,602,454	**3,026,637**
本年度確認之收入總額	2,731,325	**3,134,925**
應佔數額：		
公司股權持有人	2,355,616	**2,709,835**
少數股東權益	375,709	**425,090**
	2,731,325	**3,134,925**

綜合現金流量表

	2006 港幣千元	2007 港幣千元
經營業務		
除稅前溢利	2,670,602	**3,138,755**
調整：		
利息來自		
銀行存款、貸款及應收款項	(140,045)	**(214,082)**
持有至到期之債務證券投資回報(已減除購入溢價之攤銷)	(3,822)	—
股息收入	—	**(1,422)**
物業、機械及設備折舊	26,509	**31,740**
攤銷預付土地租賃款項	3,227	**3,227**
以股份為基礎之付款支出	5,295	**101,885**
投資物業公平值變動產生之盈利	(405,529)	**(207,777)**
出售可供出售投資之盈利	(28,889)	**(319,849)**
出售／視作出售附屬公司權益之盈利	(294,491)	**(7,617)**
出售一電廠項目之盈利	(185,755)	—
撥回就應收一前共同控制個體款項之減值虧損	(245,480)	—
保證準備撥回	(80,000)	—
出售其他物業、機械及設備之虧損	80	**948**
財務成本	61,706	**84,253**
應佔其溢利		
共同控制個體	(1,123,054)	**(2,295,917)**
聯營公司	(16,564)	**(5,639)**
營運資金變動前經營現金流量	243,790	**308,505**
存貨之增加	(2,204)	**(3,153)**
持作出售物業之(增加)減少	(102,364)	**150,945**
貿易及其他應收賬款、按金及預付款項之(增加)減少	(39,330)	**52,463**
出售物業收取之按金增加(減少)	41,589	**(41,589)**
貿易及其他應付賬款、租務及其他按金之增加	40,090	**12,141**
經營活動所產生之現金	181,571	**479,312**
已付稅項		
香港利得稅	(5,482)	**(9,647)**
其他地區稅項	(9,278)	**(10,023)**
根據股份獎勵計劃購買股份支出	—	**(116,239)**
經營業務產生之現金淨額	166,811	**343,403**

綜合現金流量表(續)

	2006 港幣千元	2007 港幣千元
投資業務		
已收利息	165,483	**207,584**
已收股息	902,622	**1,886,780**
投資物業之增加	(53,255)	**(296,414)**
物業、機械及設備之增加	(45,444)	**(22,679)**
預付土地租賃款項之增加	(285,336)	**(23,427)**
於聯營公司投資	(12)	**—**
償還聯營公司之款項	(1,147)	**(223)**
於共同控制個體之投資	(4,000)	**(181,896)**
貸款予共同控制個體	(29,500)	**—**
共同控制個體償還之貸款	293,911	**888,138**
長期應收款項之減少	51,066	**—**
購入可供出售投資	(199,497)	**(328,592)**
出售可供出售投資所得款項	79,396	**797,431**
持有至到期債務證券於贖回及出售時所得款項	733,035	**—**
其他投資項目之增加	(92,344)	**(244,522)**
待發展或發展中物業之增加	(24,948)	**(96,124)**
自下列出售之已收淨額		
電廠項目	89,785	**133,724**
其他物業、機械及設備	241	**279**
投資物業	44,289	**35,170**
收購一附屬公司額外權益	(992)	**(7,466)**
來自投資業務之現金淨額	1,623,353	**2,747,763**

綜合現金流量表(續)

	2006 港幣千元	**2007** **港幣千元**
融資活動		
已付股息予		
股東	(664,901)	**(772,608)**
附屬公司之少數股東	(200,476)	**(302,424)**
分派予少數股東	(17,773)	**—**
由附屬公司行使之認股權證及發行之股份之所得款項	255,964	**88,226**
一附屬公司少數股東之墊款	8,531	**23,517**
公司發行股份所得款項淨額	10,166	**29,609**
回購股份	—	**(18,878)**
新增銀行貸款	1,152,000	**—**
償還銀行貸款	(1,207,000)	**—**
已付利息	(5,636)	**—**
已付貸款安排費用及銀行手續費	(38,016)	**(45,139)**
用於融資活動之現金淨額	(707,141)	**(997,697)**
現金及現金等值物之淨額增加	1,083,023	**2,093,469**
年初現金及現金等值物	2,551,430	**3,649,562**
外幣兌換率變動之影響	15,109	**14,548**
年末現金及現金等值物，即銀行結餘及現金	3,649,562	**5,757,579**

1. 一般資料

公司為一間於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。公司之註冊辦事處及主要營業地點為香港灣仔皇后大道東183號合和中心64樓。

本綜合財務報告表以港幣，即以公司之功能貨幣呈列。

集團主要從事基建項目投資、物業發展及投資、物業代理及管理、酒店投資及管理、餐館營運及食品經營業務。

2. 採用新訂及經修訂香港財務報告準則

於本年度，集團首次採納由香港會計師公會(「香港會計師公會」)頒佈之多項新準則、修訂及詮釋(「新香港財務報告準則」)。該等準則均於本會計期間生效。採納新香港財務報告準則對現行或以往會計期間之業績及財務狀況之編製及呈報方式並無重大影響。因此，毋需作出前期調整。

集團並無提早應用下列已頒佈但尚未生效之新準則、修訂或詮釋。公司董事預計，採納該等準則、修訂或詮釋不會對集團之業績及財務狀況有任何重大影響。

香港會計準則第1號(經修訂)	資本披露[1]
香港會計準則第23號(經修訂)	借貸成本[2]
香港財務報告準則第7號	金融工具：披露[1]
香港財務報告準則第8號	經營分部[2]
香港(國際財務報告解釋委員會)－詮釋第10號	中期財務報告及減值[3]
香港(國際財務報告解釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[4]
香港(國際財務報告解釋委員會)－詮釋第12號	服務特許權安排[5]

1 於二零零七年一月一日或之後開始之年度期間生效
2 於二零零九年一月一日或之後開始之年度期間生效
3 於二零零六年十一月一日或之後開始之年度期間生效
4 於二零零七年三月一日或之後開始之年度期間生效
5 於二零零八年一月一日或之後開始之年度期間生效

3. 主要會計政策

除若干物業及金融工具按公平值計量外(誠如下文所載會計政策所詳述)，綜合財務報告表乃根據歷史成本基準編製。

綜合財務報告表乃遵照香港會計師公會所頒佈之香港財務報告準則編製。此外，綜合財務報告表包括香港聯交所證券上市規則及香港公司條例規定之適用披露。

所採納之主要會計政策如下：

綜合賬目之基準

綜合財務報告表包括公司及被其控制之個體(其附屬公司)之財務報告表。控制乃指公司有權監管一間個體之財務及經營決策，以於其業務中獲取利益。

年內收購或出售之附屬公司之業績均由收購之有效日期起或計至出售之有效日期止適當地計入綜合收益表內。

如有需要，會對附屬公司之財務報告表作出調整，以令其會計政策與集團其他成員公司所用者一致。

3. 主要會計政策(續)

綜合賬目之基準(續)
所有在集團內各公司間之交易、結餘及收支已在綜合賬目內撇銷。

綜合入賬之附屬公司之淨資產之少數股東權益乃與集團之權益分開呈列。少數股東於該等淨資產之權益包括於原本之企業合併日期該等權益之金額及自合併日期以來少數股東應佔權益之變動。超出適用於少數股東於附屬公司之權益之虧損乃與集團之權益對銷,惟倘若少數股東有具約束力之義務及能夠額外作出投資以彌補虧損則除外。

業務合併
收購附屬公司乃採用購買會計法入賬。收購成本按交易當日集團為獲得被收購者控制權而給予之資產、產生或承擔之負債及發行之股本工具之公平值總額,另加業務合併直接應佔之任何成本計量。被收購者之可識別資產、負債及或然負債如符合香港財務報告準則第3號「業務合併」之確認條件,則按收購日之公平值予以確認。

附屬公司之投資
於公司之資產負債表內,附屬公司之投資乃按成本減任何被確認減值虧損入賬。

共同控制個體權益
任何涉及成立一間獨立企業,各經營者均對該企業之經濟活動有共同控制權之合營安排乃列為共同控制個體。

共同控制個體之業績及資產及負債按權益會計法在綜合財務報告表綜合入賬,惟歸類為持作出售之投資按香港財務報告準則第5號「持作出售之非流動資產及已終止業務」列賬。根據權益法,於共同控制個體之投資按成本值在綜合資產負債表列賬,並就集團於收購後應佔該共同控制個體之損益及權益之變動作出調整,再減任何被確認減值虧損入賬。倘集團應佔共同控制個體之虧損相等於或超出其於該共同控制個體之權益(包括任何長期權益實質上構成集團於該共同控制個體之投資淨額部分),則集團不再確認其應佔之額外虧損。惟僅限於集團已產生法律或推定責任或已代表該共同控制個體作出付款之情況下,集團會就額外應佔之虧損計提撥備並確認負債。

集團已就建造及發展共同控制個體經營之收費公路產生額外發展開支,且該等個體並無入賬。該等成本乃計入共同控制個體之額外投資成本內,並按有關共同控制個體折舊其項目成本之政策,由該項目之營運日開始於合作期間攤銷。當出售一共同控制個體時,相關之未攤銷額外投資成本將計入出售損益內。

倘一間集團實體與集團共同控制個體進行交易,未實現之損益乃按集團於有關共同控制個體所佔之權益沖銷,惟可證實已轉讓資產耗損之未實現虧損則除外,在該情況下,則確認全數虧損。

聯營公司權益
聯營公司指投資者對其具有重大影響力之個體,且該個體既非附屬公司亦非合營企業權益。

聯營公司之業績及資產及負債按權益會計法在綜合財務報告表綜合入賬,惟歸類為持作出售之投資按香港財務報告準則第5號「持作出售之非流動資產及已終止業務」列賬。根據權益法,於聯營公司之投資按成本值在綜合資產負債表列賬,並就集團於收購後應佔該聯營公司之資產淨值作出調整,再減任何被確認減值虧損入賬。倘集團應佔聯營公司之虧損相等於或超出其於該聯營公司之權益(包括任何長期權益實質上構成集團於該聯營公司之投資淨額一部分),則集團不再確認其應佔之額外虧損。惟僅限於集團已產生法律或推定責任或已代表該聯營公司作出付款之情況下,集團會就額外應佔之虧損計提撥備並確認負債。

倘一間集團實體與集團聯營公司進行交易,損益乃按集團於有關聯營公司所佔之權益沖銷。

於公司之資產負債表內,於聯營公司之投資乃按成本值減任何被確認減值虧損入賬。

3. 主要會計政策(續)

投資物業

投資物業初步按成本值計量，包任何直接應佔支出。首次確認後， 投資物業即採用公平值模式計量。投資物業之公平值變動產生之損益於其產生之期間在損益賬內確認。

當出售或永久不再使用或出售該投資物業預期不會帶來經濟利益時，則不再確認該投資物業。因不再確認資產而產生之任何損益(以出售所得款項淨額與資產賬面值之差額計算)計入不再確認該項目之年度之綜合收益表內。

物業、機械及設備

物業、機械及設備按成本減其後任何累計折舊及任何累計減值虧損入賬。

物業、機械及設備則按該等資產全面投入運作之日起之估計可用年期並計入其估計剩餘價值後，以直線法撇銷資產之成本值。

當出售或持續使用該資產預期不會帶來未來經濟利益時，則不再確認該物業、廠房及設備項目。因不再確認資產而產生之任何損益(以出售所得款項淨額與該項目之賬面值之差額計算)計入不再確認該項目之年度之綜合收益表內。

待發展或發展中物業

待發展或發展中物業乃按成本值扣除被確認減值虧損入賬。此等物業之成本值包括地價、發展費用和其他有關成本開支，以及(如適當)資本化借貸成本。樓宇自其可投入使用時開始折舊。

當租賃土地及樓宇在建時，該租賃土地部分列為預付土地租賃款項，並於租賃期內以直線法攤銷。在建期間，就租賃土地計提之攤銷支出計作發展中物業部分成本。

減值

於每個結算日，集團會對資產之賬面值進行核查，以確定是否有跡象顯示該等資產已發生減值損失。如估計資產之可收回數額低於其賬面值，則將該資產之賬面值減低至其可收回數額，減值損失即時確認為一項費用。

假若減值虧損於其後撥回，該資產之賬面值增加至其可收回數額之重新估計值，惟增加後之賬面值不能超過該資產過往年度若無已確認減值損失之賬面值。減值損失之撥回即時確認為收入。

預付土地租賃款項

預付土地租賃款項指購入租賃土地權益之預付款，按成本值列賬，並以直線法按餘下租賃期內攤銷。

持作出售之非流動資產

若非流動資產之賬面值主要透過出售交易而非持續使用收回，則歸類為持作出售之非流動資產。僅當出售之可能性極高，且該資產可以其現時狀況即時出售時，方視為達致上述條件。

歸類為持作出售之非流動資產按該資產原先之賬面值或公平值減銷售成本(以較低者為準)計量。

3. 主要會計政策(續)

金融工具

倘一集團實體成為金融工具合約條文之訂約方，則於資產負債表中確認金融資產及金融負債。金融資產及金融負債首先按公平值計量。因收購或發行金融資產及金融負債(按公平值於損益中處理之金融資產及負債除外)而直接產生之交易成本於首次確認時計入金融資產或金融負債(如適用)之公平值或自金融資產或金融負債(如適用)之公平值扣除。就按公平值於損益中處理之金融資產或金融負債而言，直接產生之交易成本即時於損益賬確認。

金融資產

集團之金融資產分為貸款及應收款項、持有至到期之投資及可供出售金融資產。所有金融資產常規購買或出售按買賣日基準確認或不再確認。常規買賣或出售為購買或出售金融資產而需要在市場已成立之規則或慣例下在預定時間內交付資產。就各類金融資產採納之會計政策載列下文。

可供出售金融資產

可供出售金融資產為非衍生項目，其為已選定為出售金融資產或非分類為「持有至到期之投資」、「按公平值於損益中處理之金融資產」及「貸款及應收款項」。於首次確認後各結算日，可供出售金融資產按公平值計算。公平值之變動於權益中確認，直至該金融資產被出售或決定有所減值，屆時過往於權益確認之累計收入或虧損會自權益剔除，並於損益中確認。可供出售金融資產之任何減值虧損於損益中確認。可供出售之股權投資之減值虧損將不會於以後期間透過損益中撥回。

就可供出售之股權投資而言，倘並無活躍市場之市價報價，而其公平值未能可靠計算，該等可供出售之股權投資於首次確認後之每個結算日按成本值減任何被確認之減值虧損計算。倘具備客觀證明資產減值，則減值虧損於損益中內確認。減值虧損數額按資產賬面值與按類似金融資產之現行市場回報率貼現估計未來現金流量之現值間之差額計算。該減值虧損不會於往後年度撥回。

持有至到期之投資

持有至到期之投資乃集團之管理層有肯定意向及能力持有至到期之固定或可確定付款金額及有固定年期之非衍生金融資產。於首次確認後之每個結算日，持有至到期之投資採用實際利率法按經攤銷成本減任何被確定之減值虧損計算。當有客觀證據證明資產出現減值時，減值虧損於損益中確認，並以該資產之賬面值與按首次確認時得出之實際利率貼現估計未來現金流量之現值之差額計量。倘該投資之可收回數額增加可客觀地與減值獲確認後發生之事件關連，則減值虧損會於其後年度予以撥回，惟須受於減值日期撥回之資產賬面值不得超過原本未確認減值時之經攤銷成本之限制。

貸款及應收款項

貸款及應收款項乃指固定或可確定付款金額但在活躍市場並無報價之非衍生金融資產。於首次確認後之每個結算日，貸款及應收款項(包括長期貸款及應收款項、貿易及其他應收賬款、給予一間共同控制個體之貸款、應收附屬公司款項及銀行結餘)採用實際利率法按經攤銷成本減任何被確定之減值虧損列賬。當有客觀證據證明資產出現減值時，減值虧損於損益中確認，並以該資產之賬面值與按原實際利率貼現估計未來現金流量之現值之差額計量。倘該資產之可收回數額增加可客觀地與減值獲確認後發生之事件關連，則減值虧損會於其後期間予以撥回，惟須受於減值日期撥回之資產賬面值不得超過原本未確認減值時之經攤銷成本之限制。

金融負債及股本工具

由集團實體發行之金融負債及股本工具乃根據所訂立之合約之具體安排與金融負債及股本工具之定義而分類。

3. 主要會計政策(續)

金融負債及股本工具(續)

股本工具是證明在扣除所有負債後享有集團資產餘下權益之任何合約。公司發行之股權工具乃按已收取之所得款項扣除直接發行成本後入賬。

金融負債(包括應付一共同控制個體及聯營公司款項、應付附屬公司款項、貿易及其他應付賬款及應付一少數股東之款項)其後採用實際利率法按經攤銷成本計算。

實際利率法

實際利率法乃計算金融資產或金融負債之攤銷成本，以及於相關期間攤分利息收入及支出之方法。實際利率是指可準確將估計未來現金流量於金融資產或金融負債之預計年期或較短期間(如適用)貼現之利率。

不再確認

當自資產收取現金流量之權利屆滿或金融資產被轉讓及集團已將金融資產之所有權之絕大部分風險及回報轉移，則金融資產不再確認。於不再確認金融資產時，資產賬面值與所收取及應收之代價及已直接於權益中確認之累計損益之總和兩者間之差額於損益中確認。

當有關合約中訂明之責任已解除、註銷或屆滿時，則金融負債不再確認。不再確認之金融負債之賬面值與已付或應付代價之差額於損益中確認。

存貨

存貨乃按成本值或可變現淨值兩者較低值入賬。成本按先進先出法計算。

持作出售之物業

持作出售之已落成物業及發展中物業乃按成本值及可變現淨值之較低者入賬。成本包括土地成本、發展費用、根據集團之會計政策資本化之借貸成本及其他應佔支出。可變現淨值為於日常業務過程中之估計售價減管理層按當時市況釐定出售所需之估計成本。

撥備

當集團因過往事件而承擔現時責任(法定或推定)，而集團可能將被要求履行有關責任，且能可靠估計有關責任之金額時，則會確認撥備。

確認為撥備之金額乃經考慮有關責任之風險及不確定性，於結算日對履行現時責任所需代價作出之最佳估計而釐定。倘按履行現時責任估計所需之現金流量計算撥備，則其賬面值為有關現金流量之現值。

租賃

凡租約條款規定擁有權之絕大部分風險及回報撥歸承租人之租約均列為融資租約。所有其他租約均列為營業租約。

集團作為出租人

營業租約之租金收入於有關租賃期內按直線法於綜合收益表確認。

集團作為承租人

根據營業租約應付之租金以直線法於有關租賃期內自損益中扣除。作為吸引訂立營業租約之已收及應收利益乃於租賃期內以直線法確認為租金開支之扣減。

外幣

於編製各個別集團實體之財務報告表時，以該實體之功能貨幣以外之貨幣(外幣)進行之交易乃按於交易日期之匯率換算為其功能貨幣(即該實體經營所在之主要經濟環境之貨幣)。於各結算日，以外幣定值之貨幣項目乃按結算日之匯率重新換算。按公平值列賬及以外幣定值之非貨幣項目乃按其公平值釐定當日之匯率重新換算。按歷史成本計量及以外幣定值之非貨幣項目不會重新換算。

3. 主要會計政策(續)

外幣(續)
貨幣項目結算及貨幣項目換算產生之匯兌差額乃於產生之期間確認損益。重新換算按公平值列賬之非貨幣項目產生之匯兌差額計入相應期間之損益，惟直接於權益中確認損益之非貨幣項目除外，在此情況下，重新換算非貨幣項目產生之匯兌差額亦會直接於權益中確認。

就呈報綜合財務報告表而言，集團之海外業務資產及負債乃按結算日之通行匯率換算為集團之呈報貨幣(即港元)，而相關之收入及開支則按年內之平均匯率換算，惟倘年內匯率顯著波動則除外，於該情況下，則採用交易日期之通行匯率。所產生之匯兌差額(如有)乃確認為權益之獨立部分(換算儲備金)。該匯兌差額乃於出售海外業務之期間內確認損益。

稅項
所得稅支出指現期應付稅項及遞延稅項之總和。

即期應付稅項乃按本年度應課稅溢利計算。應課稅溢利與綜合收益表中所呈報之溢利不同，乃由於應課稅溢利不包括於其他年度課稅之收入或抵扣之開支，亦不包括永不須課稅或獲抵扣之項目。集團之即期稅項負債乃按結算日已頒佈或大體上已頒佈之稅率計算。

遞延稅項指從綜合財務報告表內資產及負債賬面值與計算應課稅溢利所採用相應課稅基之差額，並以資產負債表負債法處理。遞延稅項負債一般就所有應課稅暫時性差額確認，而遞延稅項資產則按可能可扣減暫時性差額對銷應課稅溢利時確認。若交易中因商譽或因首次確認之其他資產及負債(業務合併以外)而產生之暫時性差額並不影響應課稅溢利或會計溢利時，則不會確認該等遞延稅項資產及負債。

遞延稅項負債乃按於附屬公司及聯營公司之投資以及於合營企業之權益引致之應課稅暫時性差異而確認，惟若集團可控制該暫時性差異之逆轉，且該暫時性差異可能不會於可預見將來逆轉則除外。

遞延稅項資產之賬面值於每個結算日作出檢討，並按足夠應課稅溢利以收回全部或部分資產價值而予以相應扣減。

遞延稅項乃按預期於負債清償或資產變現之期間之稅率計算。遞延稅項於綜合收益表中扣除或計入收益表，惟倘遞延稅項相關項目直接自權益中扣除或計入，在此情況下遞延稅項亦會於權益中處理。

借貸成本
為購買、建造或生產合資格資產，其直接應計之借貸成本，均資本化作為此等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時，該等借貸成本便停止資本化。待用於合資格資產上之特定借貸作暫時投資所賺取之投資收入，可從資本化借貸成本中扣除。

所有其餘借貸成本於發生時均確認為當期費用。

退休福利費用
對界定供款退休福利計劃之供款於僱員提供使其有權獲得供款之服務時以開支列賬。

以股權結算以股份支付之交易
所獲服務之公平值乃參考認股權於授出日期之公平值釐定，在認股權歸屬期間以直線法列作開支，並於認股權儲備金作相應之增加。認股權獲行使時，以往於認股期儲備金中確認之款項將撥入股本溢價。當認股權於歸屬日期後被沒收或於屆滿日仍未行使，以往於認股權儲備金中確認之款項將撥入保留溢利。

3. 主要會計政策(續)

以股權結算以股份支付之交易(續)

為換取授出之獎授股份而所獲服務之公平值乃參考獎授股份於獎授日期之公平值釐定，在歸屬期間以直線法列作開支，並於股份獎勵儲備金作相應之增加。於獎授股份獲歸屬時，以往於股份獎勵儲備確認之金額及有關庫存股份之金額將撥往保留溢利。如獎授股份於歸屬期內未獲歸屬或被沒收，則以往於股份獎勵儲備確認之金額將即時於綜合收益表確認為收入。

於每個結算日，集團修訂其對預期最終歸屬之認股權及獎授股份之估計數目。修訂估計數目產生之影響(如有)在損益賬內確認，並分別對認股權儲備金及股份獎勵儲備金作相應調整。

收入確認

收入按已收或應收代價之公平值計算，即就日常業務過程中出售之貨品及提供之服務應收之款項(扣除折扣及銷售相關税項)。

物業租賃

有關營業租約物業之租金收入按有關租約年期以直線法基準確認。

物業代理及管理

物業代理及管理服務之收入在提供有關服務時確認。

物業發展

物業銷售之收益，於簽立具約束力銷售協議或有關政府機構發出相關竣工證書(以較後者為準)時確認，惟須達致以下所有標準：

- 有關物業所有權之主要風險及回報轉移至買方；
- 集團並無參與有關之持續管理，亦無保留有關物業之實際控制權；
- 收入金額能可靠地計量；
- 與交易相關之經濟利益將計入集團；及
- 該交易所引致或將引致之成本能可靠地計量。

基建項目投資

就基建項目投資提供管理服務所得收入於提供有關服務時確認。

酒店投資及管理

酒店投資及管理之收入在提供有關服務時予以確認。

餐館營運及食品經營

餐館營運及食品經營之收入在運送貨物後及提供有關服務時確認。

利息收入

金融資產之利息收入乃經參考剩餘本金並按時間基準及適用利率確認，該利率乃透過金融資產預計年期將估計未來現金收入準確地貼現為該資產賬面淨值之比率。

股息收入

投資之股息收入乃於集團獲派股息之權利確立時確認。

4. 估計不確定性之主要來源

集團作出有關未來之估計及假設。下文論述極有可能導致下一個財政年度之資產及負債賬面值作出重大調整之估計及假設：

投資物業

投資物業根據獨立專業估值師作出之估值以公平值入賬。估值師基於涉及若干市況估計之估值方法釐定公平值。依據該估值報告，公司董事作出適當判斷，並信納該估值所用之假設可反映當時之市況。該等假設之變動將導致集團投資物業之公平值發生變動，而對呈報於綜合收益表損益金額將作出之相應調整。

由共同控制個體經營之收費高速公路折舊及於共同控制個體之額外投資成本之攤銷

由共同控制個體經營之收費高速公路折舊及集團予共同控制個體之額外投資成本之攤銷按各共同控制個體實際車流量與剩餘營運期限之預期總車流量比率所計算。倘預期總車流量與實際結果之間出現重大差別，則可能對集團於共同個體權益之賬面值及應佔共同控制個體溢利作出調整。

遞延税項資產

就未動用結轉税項虧損有關之遞延税項資產，僅會在根據所有可得憑證預期有應課税溢利使未動用税項虧損得以動用之情況下，方予確認。遞延税項資產之確認主要涉及某法定實體之未來財務表現加以判斷。其他不同因素亦予以評估，以考慮是否具備有力之憑證證明部分或全部遞延税項資產最終有可能會變現，例如應課税暫時差額之存在及於期間可被動用之税項虧損。遞延税項資產之賬面值及有關財務模式與預算會於每個結算日檢討，若無足夠應課税溢利以收回全部或部分資產價值，該遞延税項資產會調低並自綜合收益表中扣除。

5. 金融工具

a. 財務風險管理目標與政策

主要金融工具包括可供出售投資、長期貸款及應收款項、貿易及其他應收賬款、給予一共同控制個體之貸款、應收附屬公司款項、銀行結餘及現金、應付一共同控制個體、附屬公司及聯營公司款項、貿易及其他應付賬款及應付一少數股東之款項。該等金融工具之詳情已於相關之附註披露。下文載列與該等金融工具有關之風險及如何減低該等風險之政策。管理層會監控該等風險，以確保及時及有效地採取適當措施。

金融工具之主要風險為市場風險及信貸風險。董事檢討並同意管理各項該等風險之政策，該等政策概括如下。

市場風險

(i) *貨幣風險*

公司之附屬公司持有之若干銀行存款以其功能貨幣以外之貨幣(外幣)計值。該等附屬公司現時並無貨幣對沖政策。然而，管理層會監控外幣風險，如有需要，並考慮對沖重大外幣風險。

(ii) *現金流量利率風險*

對於給予共同控制個體之貸款(附註30)按浮動利率計息，集團須承受現金流量利率風險。集團目前並無對沖利率風險。然而，倘利率不時大幅波動，則集團將採取適當措施管理利率風險。集團之銀行結餘均為短期性質，故日後任何利率變動不會對集團業績構成重大影響。

(iii) *其他價格風險*

集團亦因其上市及非上市股權投資承受股權證券價格風險。管理層會監控該等資產之價格波動，並作出適當之投資決定。

5. 金融工具 (續)

a. 財務風險管理目標與政策 (續)

信貸風險

倘交易對手未能履行於二零零七年六月三十日之有關各類被確認金融資產之責任，則集團及公司承受之信貸風險最多為綜合資產負債表及公司資產負債表所列該等資產之賬面值，而有關集團及公司給予之擔保則為已授出擔保涵蓋之金額。各項個別應收款項之可收回程度及集團及公司之信貸風險均定期作出檢討，以確保對減值虧損作出足夠撥備。集團已採取信貸批核及其他監控程序，確保已採取跟進行動，以降低壞賬風險之潛在損失。就此而言，公司董事認為集團及公司已適當監控信貸風險。

由於交易對手為具高信貸評級之財務機構，故流動資金之信貸風險有限。

除附註30所披露之長期貸款及應收款項，集團並無重大集中信貸風險，所涉及風險已適當地分佈於多名交易對手及客戶。

b. 公平值

金融資產及金融負債之公平值按以下方式釐定：

- 受標準條款與條件規管及於活躍流動市場交易之金融資產之公平值乃參考市場所刊報之買入價釐定；及

- 其他金融資產及金融負債之公平值按公認定價模式，以可知當前市場交易價格進行現金流量貼現分析釐定。

董事認為，按經攤銷成本列入綜合財務報告表之金融資產及金融負債之賬面值與其公平值相若。

6. 營業額

營業額主要包括來自物業租賃、代理及管理，物業發展，餐館營運及食品經營收入，基建項目投資及酒店投資及管理之服務費收入，其分析如下：

	2006 *港幣千元*	***2007*** ***港幣千元***
物業租賃、代理及管理	330,636	**389,950**
物業發展	107,849	**225,982**
基建項目投資	7,229	**4,916**
酒店投資及管理	200,460	**204,651**
餐館營運及食品經營	176,255	**174,287**
其他業務	693	**819**
	823,122	**1,000,605**

附註： 貸款予經營基建項目之共同控制個體之利息收入為港幣234,000,000元 (二零零六年：港幣108,000,000元)，該利息以往計入營業額，現已重新歸類並計入應佔共同控制個體溢利 (附註15)。比較數字已據此重列。

7. 業務及地區之分部資料

業務之分部
集團用以劃分作首要分類呈報之業務如下：

物業投資	—	物業租賃、代理及管理
物業發展	—	發展物業
基建項目投資	—	高速公路項目投資
酒店投資及管理	—	酒店持有及管理
餐館及食品經營	—	餐館營運及食品經營

各業務之分部資料分析如下。

分部營業額
截至六月三十日止年度

	2006			2007		
	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元	對外 港幣千元	分部間之收入 港幣千元	合併 港幣千元
物業投資	330,636	25,730	356,366	**389,950**	**26,263**	**416,213**
物業發展	107,849	—	107,849	**225,982**	—	**225,982**
基建項目投資	7,229	—	7,229	**4,916**	—	**4,916**
酒店投資及管理	200,460	175	200,635	**204,651**	**14**	**204,665**
餐館及食品經營	176,255	—	176,255	**174,287**	—	**174,287**
其他業務	693	—	693	**819**	**10,685**	**11,504**
扣除	—	(25,905)	(25,905)	—	**(36,962)**	**(36,962)**
總營業額	823,122	—	823,122	**1,000,605**	—	**1,000,605**

集團分部間之收入之價格是由管理層參考市場價格釐定。

分部業績
截至六月三十日止年度

	2006				2007			
	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元	分部業績 港幣千元	共同控制個體 港幣千元	聯營公司 港幣千元	總額 港幣千元
物業投資								
—營運	187,696	—	382	188,078	**199,078**	**(28)**	**4,861**	**203,911**
—投資物業之公平值變動產生之盈利	405,529	—	—	405,529	**207,777**	—	—	**207,777**
物業發展	(506)	32,576	15,758	47,828	**25,986**	**1,040,653**	—	**1,066,639**
基建項目投資	(7,669)	1,090,478	—	1,082,809	**(8,804)**	**1,255,292**	—	**1,246,488**
酒店投資及管理	55,204	—	—	55,204	**52,557**	—	—	**52,557**
餐館及食品經營	17,936	—	—	17,936	**19,403**	—	—	**19,403**
其他業務	15,166	—	424	15,590	**3,681**	—	**778**	**4,459**
	673,356	1,123,054	16,564	1,812,974	**499,678**	**2,295,917**	**5,639**	**2,801,234**

7. 業務及地區之分部資料(續)

業務之分部(續)

分部業績(續)

	2006 港幣千元	2007 港幣千元
分部業績		
公司及附屬公司	673,356	**499,678**
利息及其他收入	143,867	**214,082**
外幣匯兑盈利	15,062	**25,824**
未分配之企業費用	(74,210)	**(145,598)**
	758,075	**593,986**
出售可供出售投資之盈利	28,889	**319,849**
出售/視作出售附屬公司權益之盈利	294,491	**7,617**
出售一電廠項目之盈利	185,755	**—**
撥回應收一前共同控制個體款項之減值虧損	245,480	**—**
保證準備撥回	80,000	**—**
財務成本	(61,706)	**(84,253)**
應佔其溢利		
共同控制個體	1,123,054	**2,295,917**
聯營公司	16,564	**5,639**
除税前溢利	2,670,602	**3,138,755**
所得税支出	(68,148)	**(112,118)**
本年度溢利	2,602,454	**3,026,637**

資產及負債
於二零零七年六月三十日

	分部 資產 港幣千元	共同 控制個體 權益及 給予共同 控制個體 之貸款 港幣千元	聯營 公司權益 港幣千元	綜合 資產總額 港幣千元	分部 負債 港幣千元	綜合 負債總額 港幣千元
物業投資	**7,159,357**	**6,472**	**21,317**	**7,187,146**	**285,152**	**285,152**
物業發展	**319,072**	**622,261**	**3,380**	**944,713**	**69,949**	**69,949**
基建項目投資	**342,578**	**7,380,115**	**—**	**7,722,693**	**317,649**	**317,649**
酒店投資及管理	**386,074**	**—**	**—**	**386,074**	**41,369**	**41,369**
餐館及食品經營	**128,243**	**—**	**—**	**128,243**	**18,306**	**18,306**
其他業務	**18,771**	**—**	**—**	**18,771**	**29,161**	**29,161**
	8,354,095	**8,008,848**	**24,697**	**16,387,640**	**761,586**	**761,586**
可供出售投資				**18,682**		**—**
其他資產/負債				**7,955,726**		**1,368,885**
				24,362,048		**2,130,471**

7. 業務及地區之分部資料(續)

業務之分部(續)

資產及負債
於二零零六年六月三十日

	分部資產 港幣千元	共同控制個體權益及給予共同控制個體之貸款 港幣千元	聯營公司權益 港幣千元	綜合資產總額 港幣千元	分部負債 港幣千元	綜合負債總額 港幣千元
物業投資	6,631,603	4,000	19,973	6,655,576	131,822	131,822
物業發展	503,600	541,608	3,403	1,048,611	152,171	152,171
基建項目投資	102,469	7,489,046	—	7,591,515	53,225	53,225
酒店投資及管理	398,805	—	—	398,805	54,496	54,496
餐館及食品經營	118,702	—	—	118,702	19,735	19,735
其他業務	19,385	—	—	19,385	46,736	46,736
	7,774,564	8,034,654	23,376	15,832,594	458,185	458,185
可供出售投資				194,932		—
其他資產/負債				5,356,903		830,359
				21,384,429		1,288,544

於二零零七年六月三十日,集團之總資產減流動負債及集團之流動資產淨值分別為港幣23,047,558,000元(二零零六年:港幣20,839,057,000元)及港幣6,644,519,000元(二零零六年:港幣4,338,623,000元)。

其他資料

	2006			2007		
	資本性開支之增加 港幣千元	折舊及攤銷 港幣千元	其他非現金開支 港幣千元	**資本性開支之增加 港幣千元**	**折舊及攤銷 港幣千元**	**其他非現金開支 港幣千元**
物業投資	63,364	3,538	—	**325,426**	**6,950**	**364**
物業發展	31,114	982	—	**430**	**619**	—
基建項目投資	223	112,696	—	**500**	**126,333**	—
酒店投資及管理	32,087	17,489	857	**6,830**	**17,782**	—
餐館及食品經營	7,158	4,700	85	**7,042**	**3,424**	**63**
其他業務	28	674	—	**218**	**737**	—
未分配	1,542	1,983	—	**106,617**	**1,793**	—

地區之分部

集團之物業投資、酒店投資及管理、餐館及食品經營業務主要於香港及澳門運作。基建項目投資皆位於中華人民共和國(「中國」),而物業發展業務則於香港、中國及澳門運作。集團營業額按地區分佈分析如下:

	營業額	
	2006 港幣千元	**2007 港幣千元**
香港	705,926	**759,930**
中國及澳門	117,196	**240,675**
	823,122	**1,000,605**

7. 業務及地區之分部資料(續)

地區之分部(續)
按所在地區劃分之集團資產賬面值及投資物業、物業、機械及設備及待發展或發展中物業增加之分析如下：

	資產		投資物業、物業、機械及設備及待發展或發展中物業之增加	
	2006 港幣千元	***2007* 港幣千元**	*2006* 港幣千元	***2007* 港幣千元**
集團分部資產				
香港	7,146,923	**7,677,321**	133,203	**340,020**
中國	608,985	**657,681**	771	**426**
其他地區	18,656	**19,093**	—	—
	7,774,564	**8,354,095**	133,974	**340,446**
其他資產 *(附註)*	13,609,865	**16,007,953**	1,542	**106,617**
	21,384,429	**24,362,048**	135,516	**447,063**

附註： 以上所列其他資產包括在中國從事基建項目投資之共同控制個體權益及給予該等共同控制個體之貸款、可供出售投資及銀行存款。

8. 其他收入

	2006 港幣千元	***2007* 港幣千元**
其他收入包括以下各項：		
利息		
來自銀行存款	122,399	**211,788**
來自貸款及其他應收賬款	17,646	**2,294**
持有至到期之債務證券投資回報(已減除購入溢價之攤銷港幣零元(二零零六年：港幣3,914,000元))	3,822	—
股息收入		
來自上市證券	—	**489**
來自非上市投資	—	**933**
匯兌盈利淨額	39,021	**65,647**

9. 其他費用

其他費用指集團慈善捐款。

10. 出售可供出售投資之盈利

	2006 *港幣千元*	***2007*** ***港幣千元***
出售下列項目之所得款項		
上市股本證券	71,438	**797,431**
非上市股本投資	7,958	**—**
	79,396	**797,431**
已出售投資之賬面值	(71,438)	**(797,431)**
出售時變現之投資重估儲備金	20,931	**319,849**
	28,889	**319,849**

11. 出售／視作出售附屬公司之盈利

	2006 *港幣千元*	***2007*** ***港幣千元***
視作出售一間上市附屬公司之盈利 *(附註a)*	29,104	**7,617**
出售一間附屬公司之盈利 *(附註b)*	265,387	**—**
	294,491	**7,617**

附註：

(a) 如附註40所詳述，持有人於本年度行使合和公路基建認股權證及認股權後，公司於合和公路基建之權益減少0.47%（二零零六年：1.54%）至72.77%（二零零六年：73.24%），導致於本年度之綜合收益表確認視作出售之盈利約達港幣8,000,000元（二零零六年：港幣29,000,000元）。

(b) 於上年度，公司訂立協議出售公司於一間附屬公司Hopewell Thailand Limited（「HTL」）之全部權益及集團向該公司作出之墊款。該公司之主要業務為於曼谷從事高架鐵路及公路運輸系統項目（「曼谷高架鐵路項目」）。該項出售之代價為500,000,000泰銖連同一筆款項，該筆款項計算根據協議所訂，倘若HTL就有關曼谷高架鐵路項目之索償而可收回總額超過2,000,000,000泰銖，該款額相等於超出2,000,000,000泰銖之金額之20%。然而，若干關於HTL成功收回其與曼谷高架鐵路項目有關之索償之若干事件目前未能確定，因而對出售代價之收回時間及最終數額存在重要影響。因此，代價僅會於集團很可能收取代價時方予確認。在截至二零零六年六月三十日止年度之綜合收益表內確認出售HTL盈利約港幣265,000,000元乃集團於出售時不再將HTL之負債淨額包括在集團綜合資產負債表內。

12. 出售一電廠項目之盈利

該數額指於截至二零零六年六月三十日止年度確認出售印尼Tanjung Jati B電廠之盈利。

13. 撥回應收一前共同控制個體款項之減值虧損

	2006 港幣千元	2007 港幣千元
撥回應收一前共同控制個體款項之減值虧損 *(附註)*	245,480	—

附註： 於截至二零零五年六月三十日止年度，集團出售其於共同控制個體(於中國順德經營公路及橋樑項目以及105國道項目)之全部權益，集團因此確認出售盈利約港幣496,000,000元。在釐定出售盈利時，應收其中一間共同控制個體之未償還款項約港幣245,000,000元被視作已減值。於截至二零零六年六月三十日年度內，該共同控制個體已向集團全數償還該項未償還款項約港幣245,000,000元，並已於綜合收益表內確認。

14. 財務成本

	2006 港幣千元	2007 港幣千元
須於五年內全數償還之銀行貸款及透支之利息	5,636	—
其他利息費用 *(附註27c)*	39,549	**43,398**
利息總額	45,185	**43,398**
貸款安排費用及銀行手續費	16,521	**40,855**
	61,706	**84,253**

15. 應佔共同控制個體溢利

	2006 港幣千元	2007 港幣千元
攤銷共同控制個體投資成本前之應佔共同控制個體溢利	1,127,101	**2,187,371**
貸款及註冊資本予共同控制個體之利息收入	108,279	**234,444**
攤銷共同控制個體投資成本	(112,326)	**(125,898)**
	1,123,054	**2,295,917**

貸款及註冊資本予共同控制個體之利息收入包括集團向一共同控制個體墊支之免息貸款之名義利息港幣160,000,000元(二零零六年：港幣43,000,000元)，其中港幣120,000,000元(二零零六年：零)歸因於年內提早結算免息貸款。

16. 除稅前溢利

	2006 港幣千元	2007 港幣千元
除稅前溢利已扣除(計入)下列各項：		
核數師酬金	4,630	**6,135**
物業、機械及設備之折舊	26,509	**31,740**
預付土地租賃款項之攤銷	8,532	**11,109**
減：撥充待發展或發展中物業成本之數額	(5,305)	**(7,882)**
	3,227	**3,227**
營業租約下物業之租金開支	1,095	**1,177**
員工成本(包括董事酬金)	243,415	**346,014**
應佔共同控制個體稅項(計入應佔共同控制個體溢利之內)	111,577	**291,842**
應佔聯營公司稅項(計入應佔聯營公司溢利之內)	36	**1,076**
投資物業之租金收入扣除應佔支出港幣150,762,000元(二零零六年：港幣125,444,000元)	(197,250)	**(225,205)**

17. 所得稅支出

	2006 港幣千元	2007 港幣千元
香港利得稅		
本年度	12,585	**23,546**
往年(超額準備)準備不足	(16,525)	**236**
	(3,940)	**23,782**
其他地區稅項		
本年度	11,610	**15,531**
往年超額準備	(18,144)	**(4)**
	(10,474)	**39,309**
遞延稅項 *(附註42)*	78,622	**72,809**
	68,148	**112,118**

香港利得稅乃以本年度估計之應課稅溢利按17.5%(二零零六年：17.5%)計算。

集團於其他地區經營之稅項乃按該國所訂之稅率計算。

遞延稅項之詳情載於附註42。

17. 所得稅支出(續)

所得稅支出與綜合收益表中除稅前溢利之對賬如下：

	2006 港幣千元	2007 港幣千元
除稅前溢利	2,670,602	**3,138,755**
按香港利得稅稅率17.5%(二零零六年：17.5%)計算之稅項	467,355	**549,282**
不可扣稅開支之稅務影響	20,204	**22,390**
毋須課稅收入之稅務影響	(151,299)	**(50,549)**
未確認稅項虧損之稅務影響	6,851	**18,099**
動用過往未確認之稅項虧損之稅務影響	(6,021)	**(5,540)**
動用過往未確認之可扣減暫時性差異之稅務影響	(32,507)	**(378)**
應佔共同控制個體及聯營公司溢利之稅務影響	(199,433)	**(402,772)**
往年(超額準備)準備不足	(34,669)	**232**
因投資物業重新分類為歸類為持作出售之 資產時撥回過往已確認之遞延稅項之影響	—	**(26,886)**
於其他司法權區經營之附屬公司因不同稅率產生之稅務影響	(1,856)	**8,772**
其他	(477)	**(532)**
所得稅支出	68,148	**112,118**

18. 股息

	2006 港幣千元	2007 港幣千元
已付股息		
截至二零零六年六月三十日止年度之末期股息每股港幣48仙 (二零零六年：截至二零零五年六月三十日止年度每股港幣38仙)	341,454	**431,407**
截至二零零七年六月三十日止年度之中期股息每股港幣38仙 (二零零六年：截至二零零六年六月三十日止年度每股港幣36仙)	323,447	**341,473**
減：合和實業僱員股份獎勵計劃信託持有股份之股息 *(附註40)*	—	**(272)**
	323,447	**341,201**
	664,901	**772,608**
擬派股息		
截至二零零七年六月三十日止年度之末期股息 每股港幣82仙(二零零六年：截至二零零六年 六月三十日止年度每股港幣48仙)	431,311	**737,658**
截至二零零七年六月三十日止年度之特別股息 每股港幣35仙(二零零六年：無)	—	**314,854**
	431,311	**1,052,512**
減：合和實業僱員股份獎勵計劃信託持有股份之股息	—	**(838)**
	431,311	**1,051,674**

董事已議定擬派末期股息為每股港幣82仙及特別股息為每股港幣35仙，尚待股東於週年大會上批准。

該擬派末期股息及特別股息乃按財務報告表批准日發行之股份數目扣除合和實業僱員股份獎勵計劃信託持有股份之股息計算。

19. 每股溢利

	2006 港幣千元	2007 港幣千元
每股基本及攤薄後溢利乃根據下列數值計算：		
用以計算每股基本溢利之盈利		
公司股權持有人應佔本年度溢利	2,249,896	**2,632,127**
合和公路基建普通股之潛在攤薄影響 *(附註40)*：		
就合和公路基建所發行認股權證及認股權對合和公路基建盈利之攤薄影響而對集團業績作出之調整	(3,803)	**(432)**
用以計算每股攤薄後溢利之盈利	2,246,093	**2,631,695**

	2006 股份數目	2007 股份數目
用以計算每股基本溢利之普通股加權平均數	898,379,751	**898,306,631**
普通股潛在攤薄影響：		
認股權	280,799	**1,664,525**
獎授股份	—	**500,597**
用以計算每股攤薄後溢利之普通股加權平均數	898,660,550	**900,471,753**

以上普通股加權平均數已扣除合和實業僱員股份獎勵計劃信託持有之股份。

20. 董事酬金及最高薪酬人士

(a) 董事酬金

已付或應付公司董事之酬金如下：

	截至二零零七年六月三十日止年度				
	董事袍金 港幣千元	基本薪資、津貼及實物利益 港幣千元	以股份為基礎之付款 港幣千元	強積金計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	600	4,500	23,211	—	28,311
何炳章先生	500	3,492	19,782	—	23,774
胡文新先生	400	3,354	22,995	24	26,773
郭展禮先生	200	3,000	3,788	12	7,000
李憲武先生	200	1,000	—	—	1,200
嚴文俊先生	200	1,430	1,515	12	3,157
胡文佳先生	200	—	—	—	200
胡爵士夫人郭秀萍太平紳士	200	—	—	—	200
陸勵荃女士	200	—	—	—	200
楊鑑賢先生	200	1,638	2,526	12	4,376
莫仲達先生	400	1,992	3,628	12	6,032
雷有基先生	200	—	—	—	200
李嘉士先生	200	—	—	—	200
張利民先生	200	1,585	1,515	—	3,300
何榮春先生	200	819	1,515	12	2,546
藍利益先生	400	—	—	—	400
王永霖先生	90	794	2,105	6	2,995
	4,590	23,604	82,580	90	110,864

20. 董事酬金及最高薪酬人士(續)

(a) 董事酬金(續)

	截至二零零六年六月三十日止年度				
	董事袍金 港幣千元	基本薪資、 津貼及 實物利益 港幣千元	以股份為 基礎之付款 港幣千元	強積金 計劃供款 港幣千元	合計 港幣千元
胡應湘爵士	600	4,500	—	—	5,100
何炳章先生	500	3,492	—	—	3,992
胡文新先生	400	3,354	—	24	3,778
郭展禮先生	200	3,000	—	12	3,212
李憲武先生	200	1,000	—	—	1,200
嚴文俊先生	200	1,430	—	12	1,642
胡文佳先生	200	—	—	—	200
胡爵士夫人 郭秀萍太平紳士	200	—	—	—	200
陸勵荃女士	200	—	—	—	200
楊鑑賢先生	200	1,638	—	12	1,850
莫仲達先生	351	1,585	5,295	8	7,239
雷有基先生	200	—	—	—	200
李嘉士先生	200	—	—	—	200
張利民先生	200	1,573	—	12	1,785
何榮春先生	200	819	—	12	1,031
藍利益先生	400	—	—	—	400
韋高廉先生	83	2,662	—	5	2,750
	4,534	25,053	5,295	97	34,979

王永霖先生已獲委任為公司董事,自二零零七年一月十八日起生效。

韋高廉先生已由二零零五年十二月一日辭任公司董事。

除已包括於上表已付或應付予獨立非執行董事之袍金港幣800,000元(二零零六年:港幣800,000元)外,並沒有其他已付或應付酬金予該等董事。

(b) 最高薪酬人士

集團五名最高薪酬人士為公司之董事,其酬金詳情見上文披露。

21. 投資物業

	集團	
	2006 港幣千元	2007 港幣千元
投資物業按公平值		
於年初	6,116,284	**6,537,344**
增加	59,820	**320,378**
出售	(44,289)	**—**
轉撥至歸類為持作出售之資產 *(附註35)*	—	**(195,000)**
於綜合收益表確認之公平值增加	405,529	**207,777**
於年末	6,537,344	**6,870,499**

集團投資物業包括：

	2006 港幣千元	2007 港幣千元
香港土地及樓宇		
長期契約	3,268,730	**3,391,092**
中期契約	3,268,614	**3,479,407**
	6,537,344	**6,870,499**

所有集團用作賺取租金或資本增值而根據營業租約持有之物業權益，均以公平值模式計量，並列作投資物業入賬。

於二零零七年六月三十日，集團投資物業之公平值乃根據與集團並無關連之獨立專業物業估值師世邦魏理仕有限公司(「世邦魏理仕」)於該日進行之估值得出。該等物業之估值報告由世邦魏理仕一名董事簽署，該名董事為香港測量師學會(「香港測量師學會」)成員，而該等估值乃根據香港測量師學會刊發之《香港測量師學會物業估值標準》編製，並參照市場上類似物業最近期交易價格之憑證，及／或按將物業之估計未來租金收入進行貼現現金流量預測基準得出。

22. 物業、機械及設備

	於香港之樓宇			
	酒店物業 港幣千元	其他物業 港幣千元	其他資產 港幣千元	總值 港幣千元
集團				
按成本值				
於二零零五年七月一日	369,543	177,433	282,667	829,643
增加	—	1,644	43,800	45,444
出售	—	—	(1,254)	(1,254)
出售一附屬公司	—	—	(624)	(624)
於二零零六年六月三十日	369,543	179,077	324,589	873,209
增加	—	107	22,572	22,679
出售	—	—	(7,502)	(7,502)
於二零零七年六月三十日	**369,543**	**179,184**	**339,659**	**888,386**
折值				
於二零零五年七月一日	103,471	46,932	238,613	389,016
本年度提撥	7,392	3,691	15,426	26,509
出售時撤除	—	—	(933)	(933)
出售一附屬公司時撤除	—	—	(187)	(187)
於二零零六年六月三十日	110,863	50,623	252,919	414,405
本年度提撥	7,392	3,691	20,657	31,740
出售時撤除	—	—	(6,275)	(6,275)
於二零零七年六月三十日	**118,255**	**54,314**	**267,301**	**439,870**
賬面值				
於二零零六年六月三十日	258,680	128,454	71,670	458,804
於二零零七年六月三十日	**251,288**	**124,870**	**72,358**	**448,516**

22. 物業、機械及設備(續)

於香港之樓宇之賬面值分析如下：

	集團	
	2006 港幣千元	**2007** **港幣千元**
酒店物業坐落於中期契約土地	258,680	**251,288**
其他物業坐落於		
長期契約土地	16,671	**16,084**
中期契約土地	111,783	**108,786**
	128,454	**124,870**

上文物業、機械及設備，在計及其估計剩餘價值後，由其可全面運作當日起計之估計可用年期，如下文所述以直線法計算折舊：

資產類別	*估計可用年期*
樓宇	50年或樓宇坐落之土地之契約剩餘年期兩者之較短者
其他資產	3至10年

23. 預付土地租賃款項

	集團	
	2006 港幣千元	**2007** **港幣千元**
集團之預付土地租賃款項包括：		
香港契約土地		
長期契約	843,196	**858,870**
中期契約	138,206	**134,850**
	981,402	**993,720**
就申報用途之分析		
非流動資產	972,953	**982,611**
流動資產	8,449	**11,109**
	981,402	**993,720**

24. 附屬公司投資

	公司	
	2006 *港幣千元*	***2007*** ***港幣千元***
非上市股份		
按成本值扣除減值準備	603	**780,589**
香港上市股份，按成本值	992	**8,459**
	1,595	**789,048**
上市股份市值	1,170	**10,182**

主要附屬公司之資料詳列於附註49。

25. 應收附屬公司款項

	公司	
	2006 *港幣千元*	***2007*** ***港幣千元***
應收附屬公司款項		
免息	—	**10,993,622**
計息	176,501	**—**
	176,501	**10,993,622**

於二零零七年六月三十日，應收附屬公司之款項為無抵押及無固定還款期，惟其中本金總額港幣557,000,000元(二零零六年：無)將於二零一三年償還。董事根據彼等於二零零七年六月三十日對附屬公司之估計未來現金流量，認為應收附屬公司款項由結算日起一年內不會償還，因此該款項歸類為非流動。於二零零七年六月三十日，應收附屬公司之本金港幣11,774,000,000元減值至其現值約港幣10,994,000,000元，而於附屬公司之投資相應增加港幣780,000,000元並視為公司對該等附屬公司之視作出資。應收附屬公司款項於本年度之實際利率為5.8%，即有關附屬公司之借貸率。

於二零零六年六月三十日，應收一附屬公司之款項港幣177,000,000元為無抵押，按年率4.6%至5.9%計息，於年內償還。

26. 待發展或發展中物業

	集團	
	2006 *港幣千元*	***2007*** ***港幣千元***
按成本值		
於年初	201,395	**231,647**
增加	30,252	**104,006**
於年末	231,647	**335,653**

待發展或發展中物業之成本包括已撥作成本之利息淨額共港幣55,400,000元(二零零六年:港幣55,400,000元)。

27. 共同控制個體權益

	集團	
	2006 *港幣千元*	***2007*** ***港幣千元***
在中國之高速公路及物業項目		
非上市投資,按成本值		
註冊資本投入	1,188,763	**1,368,159**
額外投資成本	4,677,170	**4,231,541**
	5,865,933	**5,599,700**
應佔收購後之儲備	1,562,129	**2,177,654**
減:累積攤銷	(554,772)	**(680,670)**
	6,873,290	**7,096,684**
在澳門之物業發展項目		
非上市投資,按成本值	4,850	**—**
應佔收購後之儲備	67,364	**—**
	72,214	**—**
其他非上市投資	4,000	**6,472**
	6,949,504	**7,103,156**

27. 共同控制個體權益（續）

附註：

於二零零七年六月三十日，集團之主要共同控制個體之資料詳列如下：

公司名稱	*成立地點*	*註冊資本／已發行股本*	*主要業務*	*集團所持註冊資本／已發行股本之比例*
廣深珠高速公路有限公司	中國	人民幣471,000,000元（相當於港幣702,000,000元）	發展、經營及管理一條高速公路	100%
廣州東南西環高速公路有限公司	中國	美金55,000,000元	發展、經營及管理一條高速公路	50%
廣東廣州珠海西綫高速公路有限公司	中國	人民幣2,303,000,000元	發展、經營及管理一條高速公路	50%
氹仔新城市發展有限公司	澳門	澳門幣10,000,000元	物業發展	50%

於結算日，主要共同控制個體之資料詳列如下：

(a) 廣州－深圳－珠海高速公路第一期（「廣深高速公路」）

廣深高速公路由在中國成立之合營企業公司－廣深珠高速公路有限公司（「廣深高速公路合營企業」）承建。營運期由廣深高速公路正式通車日期起計為期三十年。集團享有廣深高速公路之公路經營溢利比率，於營運期首十年為50%，其後十年為48%，最後十年為45%。由廣深高速公路完工日起計三十年期間，集團有權分佔來自公路沿線及路段下之商業中心及店舖空間之租金及其他收入經扣除營運及財務支出後之80%。於營運期屆滿時，廣深高速公路合營企業之所有不動資產及設施，將無償撥歸中方合營企業夥伴。

廣深高速公路合營企業亦獲授發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租，並獲豁免若干土地之地價。該等安排之詳細條款正待作出最終決議。

廣深高速公路合營企業之註冊資本港幣702,000,000元乃由集團出資，並按香港最優惠利率計息，廣深高速公路合營企業在支付其合作合同中所述之項目如營運費用、稅項及債務償付義務後之現金流量淨額及按該合營企業簽訂之銀行貸款合同之條款償還註冊資本。償還該註冊資本亦須遵照適用之中國規則及規例。

廣深高速公路已於一九九七年七月正式通車。

(b) 廣深珠高速公路第二及三期（「珠江三角洲西岸幹道」）

珠江三角洲西岸幹道包括將在珠江三角洲西岸分三期承建之一條主要運輸幹道，由在中國成立之合營公司廣東廣州珠海西綫高速公路有限公司（「西岸幹道合營企業」）承建。

該項目第I期（「西綫I期」）之營運期由二零零三年九月十七日起為期三十年。西岸幹道合營企業之合營企業合作營運期之到期日已由二零三三年九月十六日延至二零三八年九月十六日。集團有權分佔西岸幹道合營企業經營所得之溢利百分之五十。於合營企業合作營運期結束時，西岸幹道合營企業之所有不動資產及設施，將無償撥歸中國政府。西綫I期已於二零零五年四月通車，而該項目之第II期現時正處於建設階段。

誠如西岸幹道合營企業合作合同所述，合營企業夥伴可獲償還其投入西岸幹道合營企業之註冊資本，該註冊資本為免息及無固定還款期，償還該註冊資本亦須遵照適用之中國規則及規例。

27. 共同控制個體權益(續)

(c) 廣州環城公路項目

廣州東南西環高速公路(「東南西環高速公路」)由廣州東南西環高速公路有限公司(「環城公路合營企業」)負責興建、經營及管理，該公司乃一間為此目的於中國成立之合營企業公司。營運期由二零零二年一月起為期約三十年。

集團享有環城公路合營企業之淨現金盈餘比率，營運期首十年為45%，其後十年集團有權收取之淨現金盈餘則減至37.5%，餘下十年之營運期則為32.5%。於營運期屆滿時，環城公路合營企業之所有不動資產及設施，將無償撥歸中方合營企業夥伴。東南西環高速公路已於二零零二年一月正式通車。

誠如環城公路合營企業合作合同所述，合營企業夥伴可獲償還其投入環城公路合營企業之註冊資本，該註冊資本為免息及無固定還款期，償還該註冊資本亦須遵照適用之中國規則及規例。

環城公路合營企業於過去曾籌集銀行貸款以融資發展其公路項目。該等銀行貸款利息由香港合營企業夥伴償付。年內，集團根據該安排償付環城公路合營企業之利息約為港幣43,000,000元(二零零六年：港幣40,000,000元)。

如附註51所述，集團於年結日後訂立一協議出售其於環城公路合營企業之權益。

(d) 澳門物業發展項目

此項投資乃指集團持有氹仔新城市發展有限公司(「氹仔新城」)之50%權益，其為在澳門成立及運作之公司，主要業務為物業發展。

年內，集團訂立一份有條件協議，出售其於氹仔新城之全部權益。因此，氹仔新城權益之賬面值已重新分類為「歸類為持作出售之資產」*(附註35b)*。

以權益法入賬之集團應佔共同控制個體(包括歸類為持作出售之共同控制個體)之資產、負債、收入及支出等財務資料摘要載列如下：

	2006 *港幣千元*	***2007*** ***港幣千元***
流動資產	1,777,860	**1,951,570**
非流動資產	7,990,704	**8,783,674**
流動負債	1,219,089	**1,419,283**
非流動負債	5,943,095	**6,236,412**
收入	1,978,381	**4,066,346**
支出	862,857	**1,951,408**

28. 聯營公司權益

	集團	
	2006 港幣千元	2007 港幣千元
投資成本，非上市	522	**505**
應佔扣除已收股息後之收購後溢利及儲備	22,854	**23,120**
	23,376	**23,625**

	公司	
	2006 港幣千元	2007 港幣千元
非上市股份，按成本值	401	**401**

主要聯營公司之資料詳列於附註50。

集團聯營公司(包括歸類為持作出售之聯營公司)之財務資料摘要載列如下：

	2006 港幣千元	2007 港幣千元
總資產	77,932	**82,629**
總負債	(18,578)	**(19,267)**
資產淨值	59,354	**63,362**
集團應佔聯營公司資產淨值	23,376	**23,625**
收入	49,120	**19,166**
本年度溢利	44,667	**13,514**
集團應佔聯營公司本年度溢利	16,564	**5,639**

29. 可供出售投資

	集團	
	2006 港幣千元	2007 港幣千元
非上市股本投資，按成本值	18,682	**18,682**
於香港上市之股本證券，按公平值	176,250	**—**
	194,932	**18,682**
上市股本證券之市值	176,250	**—**

	公司	
	2006 港幣千元	2007 港幣千元
非上市股本投資，按成本值	3,000	**3,000**

上市股本證券之公平值乃參照香港聯交所刊報之買入價釐定。

公司董事認為，由於合理之公平值估計範圍闊大，導致非上市股本投資之公平值無法可靠地計量，故該等投資以成本值計量。

30. 長期貸款及應收款項

	集團	
	2006 港幣千元	**2007** **港幣千元**
給予共同控制個體之貸款	1,085,150	**283,431**
減：列作流動資產之一年內到期款項：		
給予一間共同控制個體之貸款	(45,620)	—
	1,039,530	**283,431**
長期貸款及應收款項分析：		
按香港最優惠利率計息	225,208	**283,431**
按年息6%至7%之固定利率計息	423,774	—
免息	436,168	—
	1,085,150	**283,431**

給予共同控制個體之貸款為無抵押及無固定還款期，惟一筆總額港幣283,000,000元(二零零六年：港幣616,000,000元)之款項須自有關共同控制個體經營業務產生之現金盈餘淨額償還。

於二零零六年六月三十日之免息長期貸款及應收款項為數港幣436,000,000元，乃以按估計未來現金流量之現值以初時確認時之實際利率計量。

本年度長期貸款及應收款項之實際年利率介乎6%至8%(二零零六年：年利率6%至8%)。

31. 存貨

	集團	
	2006 港幣千元	**2007** **港幣千元**
酒店及餐館存貨	11,537	**14,690**

為數港幣111,216,000元(二零零六年：港幣108,844,000元)之存貨成本於年內確認為支出。

32. 持作出售之物業

	集團	
	2006 港幣千元	2007 港幣千元
物業		
發展中	337,281	**287,389**
已落成	124,813	**23,760**
	462,094	**311,149**

本年度確認為開支之物業成本為港幣173,514,000元(二零零六年：港幣85,612,000元)。

發展中物業預期將不會於自結算日起一年內大規模變現。

33. 貿易及其他應收賬款

除應收之租金款項乃見票即付外，集團予其貿易客戶應收款項之平均信貸期為15至60天。

於結算日之貿易及其他應收賬款分析如下：

	集團	
	2006 港幣千元	2007 港幣千元
應收賬款賬齡		
0-30天	56,027	**28,128**
31-60天	7,964	**7,405**
60天以上	6,823	**8,379**
	70,814	**43,912**
銀行存款利息	2,519	**9,017**
出售一共同控制個體之權益及給予該個體之貸款及於聯營公司權益之按金 *(附註35b)*	—	**458,000**
出售投資及物業、機械及設備應收款項	229,948	**75,869**
應收一共同控制個體之股息	352,836	**403,377**
	656,117	**990,175**

34. 銀行結餘及現金

銀行結餘及現金包括集團所持現金及於三個月或以內到期、按市場年利率1.5%至5.3%計算利息之銀行存款。

銀行結餘及現金包括附屬公司持有並以附屬公司功能貨幣以外之貨幣列值之銀行存款約人民幣369,000,000元(二零零六年：人民幣360,000,000元)及466,000,000美元(二零零六年：297,000,000美元)。

35. 歸類為持作出售之資產／歸類為持作出售之資產相關之負債

(i) 歸類為持作出售之資產包括：

	集團	
	2006 港幣千元	2007 港幣千元
投資物業 *(附註a)*	—	195,000
共同控制個體權益 *(附註b)*	—	204,263
聯營公司權益 *(附註b)*	—	1,072
長期貸款及應收款項 *(附註b)*	—	417,998
	—	818,333

(ii) 歸類為持作出售之資產相關之負債包括：

	集團	
	2006 港幣千元	2007 港幣千元
出售投資物業所收取之訂金 *(附註a)*	—	35,170
出售共同控制個體及聯營公司權益以及長期貸款及應收款項之訂金 *(附註b)*	—	458,000
	—	493,170

附註：

(a) 於本年度，集團與若干名獨立第三方訂立多份協議，以港幣240,800,000元總代價出售於二零零七年六月三十日賬面值分別為港幣195,000,000元之投資物業及港幣3,800,000元之持作出售物業。於結算日，上述出售事項尚未完成，因此，該等投資物業已重新分類為「歸類為持作出售之資產」。出售此等物業所收取之訂金港幣35,200,000元則列為「歸類為持作出售之資產相關之負債」。

(b) 於本年度，集團與其一共同控制個體氹仔新城市發展有限公司(「氹仔新城」)之一股東其附屬公司訂立一份有條件協議，以港幣4,580,000,000元總代價出售氹仔新城之股權及給予氹仔新城之貸款，以及於兩間聯營公司，即濠庭都會物業管理有限公司(「濠庭都會」)及濠景花園物業管理有限公司(「濠景花園」)之股權。氹仔新城主要從事物業發展，而濠庭都會及濠景花園均主要從事物業管理。於結算日，上述出售事項尚未完成，因此，集團於共同控制個體及聯營公司之權益以及給予共同控制個體之貸款(以往包括在長期貸款及應收款項)，已重新分類為「歸類為持作出售之資產」。由買方存於一律師行就出售共同控制個體及聯營公司所收取之按金港幣458,000,000元已列為「歸類為持作出售之資產相關之負債」。

36. 貿易及其他應付賬款

於結算日之貿易及其他應付賬款分析如下：

	集團	
	2006 港幣千元	**2007 港幣千元**
應付賬款到期日		
0-30天	159,362	**212,519**
31-60天	6,476	**1,955**
60天以上	150,973	**110,986**
	316,811	**325,460**
應付保固金	13,393	**31,466**
	330,204	**356,926**

37. 應付一共同控制個體及聯營公司款項

集團
應付一共同控制個體之款項為無抵押、免息及須於要求時償還。

集團及公司
應付聯營公司之款項為無抵押、免息及須於要求時償還。

38. 應收／應付附屬公司款項

公司
應收／應付附屬公司之款項為無抵押、免息及須於未來一年內或按要求時償還。

39. 應付一附屬公司之一少數股東款項

集團
應付一附屬公司一少數股東款項為無抵押、免息及須於要求時償還。

40. 股本

	股份數目		面值	
	2006 千股	**2007 千股**	2006 港幣千元	**2007 港幣千元**
集團及公司				
普通股每股面值港幣2.50元				
法定	1,200,000	**1,200,000**	3,000,000	**3,000,000**
已發行及繳足				
於年初	897,970	**898,565**	2,244,925	**2,246,413**
年內發行	595	**1,650**	1,488	**4,125**
年內購回	—	**(832)**	—	**(2,080)**
於年末	898,565	**899,383**	2,246,413	**2,248,458**

於年內，公司根據其授出並獲行使之認股權，發行合共1,650,000股（二零零六年：595,000股）每股面值港幣2.50元之普通股，收取總現金代價港幣29,635,000元（二零零六年：港幣10,175,000元）。該等股份與其他已發行股份在各方面享有同等權益。

40. 股本(續)

於年內，公司於香港聯交所購回公司之832,000股普通股(二零零六年：無)，其資料如下：

月份	購回普通股數目 千股	每股購入價 最高 港元	最低 港元	已付總代價(包括交易成本) 港幣千元
二零零六年				
十月	432	22.45	22.25	9,702
十一月	400	22.95	22.80	9,176
	832			18,878

董事乃根據股東之授權購回上述普通股，此舉可以提高集團每股溢利，使股東整體得益。

於二零零七年六月三十日，公司716,000股(二零零六年：無)總面值港幣1,790,000元(二零零六年：無)之已發行股份由合和實業僱員股份獎勵計劃信託持有(見下文股份獎勵計劃附註詳述)。根據合和實業僱員股份獎勵計劃信託之信託契據，相關信託人將不會行使該等股份所附之投票權。

優先認股權計劃

(a) *公司*

於二零零三年，公司採納一項優先認股權計劃(「合和實業二零零三年計劃」)，有效期為十年。該計劃之主要目的為激勵董事及合資格僱員。董事會獲授權根據優先認股權計劃授予公司或其任何附屬公司之執行董事及僱員及計劃文件所述之人士認股權，以認購公司之股份。

根據合和實業二零零三年計劃，授出之認股權須於授予函件發出日起十四日內接受，而接納認股權時須支付之款項為每份認股權港幣一元，此款項於收取時在綜合收益表中確認。

40. 股本（續）

優先認股權計劃（續）

(a) 公司（續）

下表詳細披露公司以象徵性代價授出之認股權及變動：

授出日期	每股認購價 港元	授出認股權股份數目：於二零零五年七月一日 未行使	年內之變動：授出	年內之變動：行使	年內之變動：註銷／失效	於二零零六年六月三十日：未行使	於二零零六年六月三十日：可予行使	於行使日期之收市價 港元
董事								
二零零四年九月八日	17.10	1,945,000	—	(595,000)	—	1,350,000	1,350,000	21.2, 20.0
二零零五年九月二日	19.94	—	2,500,000	—	—	2,500,000	1,250,000	不適用
		1,945,000	2,500,000	(595,000)	—	3,850,000	2,600,000	
加權平均行使價		港幣17.10元	港幣19.94元	港幣17.10元	不適用	港幣18.94元	港幣18.47元	

授出日期	每股認購價 港元	授出認股權股份數目：於二零零六年七月一日 未行使	年內之變動：授出	年內之變動：行使	年內之變動：註銷／失效	於二零零七年六月三十日：未行使	於二零零七年六月三十日：可予行使	於行使日期之收市價 港元
董事								
二零零四年九月八日	17.10	1,350,000	—	(1,150,000)	—	**200,000**	**200,000**	21.2, 20.0
二零零五年九月二日	19.94	2,500,000	—	(500,000)	—	**2,000,000**	**2,000,000**	32.3, 35.65
		3,850,000	—	(1,650,000)	—	**2,200,000**	**2,200,000**	
僱員								
二零零六年十月十日	22.44	—	8,960,000	—	(256,000)	**8,704,000**	—	不適用
		3,850,000	8,960,000	(1,650,000)	(256,000)	**10,904,000**	**2,200,000**	
加權平均行使價		港幣18.94元	港幣22.44元	港幣17.96元	港幣22.44元	**港幣21.88元**	**港幣19.68元**	

上述授出認股權日期指承授人接納認股權之日期。

於二零零四年九月八日根據合和實業二零零三年計劃授出之認股權可由授出日期起計三年內行使。

40. 股本(續)

促先認股權計劃(續)

(a) *公司*(續)

於二零零五年九月二日根據合和實業二零零三年計劃授出之認股權可按以下方式行使：

認股權數目	*歸屬期*	*行使期限*
1,250,000	二零零五年九月二日至 二零零六年三月一日	二零零六年三月二日至 二零零九年三月一日
1,250,000	二零零五年九月二日至 二零零七年三月一日	二零零七年三月二日至 二零零九年三月一日
2,500,000		

於二零零六年十月十日授出之認股權可按以下方式行使：

認股權數目	*歸屬期*	*行使期限*
1,792,000	二零零六年十月十日至 二零零七年十月三十一日	二零零七年十一月一日至 二零一三年十月三十一日
1,792,000	二零零六年十月十日至 二零零八年十月三十一日	二零零八年十一月一日至 二零一三年十月三十一日
1,792,000	二零零六年十月十日至 二零零九年十月三十一日	二零零九年十一月一日至 二零一三年十月三十一日
1,792,000	二零零六年十月十日至 二零一零年十月三十一日	二零一零年十一月一日至 二零一三年十月三十一日
1,792,000	二零零六年十月十日至 二零一一年十月三十一日	二零一一年十一月一日至 二零一三年十月三十一日
8,960,000		

於二零零五年九月二日，公司根據合和實業二零零三年計劃，以象徵式代價向一名董事授出認股權，可認購公司合共2,500,000股普通股。當日所授出認股權之公平值為港幣6,819,000元，乃以二項式期權定價模式計算。輸入該模式之資料如下：

加權平均股價(於授出日期)	港幣19.60元
行使價	港幣19.94元
預期波幅	23.3%
預計年期	3.4年
無風險利率	3.66%
預期股息率	4.1%

40. 股本(續)

優先認股權計劃(續)

(a) ***公司***(續)

於二零零六年十月十日，公司根據合和實業二零零三年計劃，以象徵式代價向若干僱員授出認股權，可認購公司合共8,960,000股普通股。當日所授出認股權之公平值為港幣43,981,000元，乃以二項式期權定價模式計算。輸入該模式之資料如下：

加權平均股價(於授出日期)	港幣22.25元
行使價	港幣22.44元
預期波幅	26%
預計年期	七年
無風險利率	3.956%
預期股息率	3.8%

預期波幅乃根據公司上年度股價之歷史波幅釐定。該模式所用之預計年期已就不可轉讓性、行使限制及行為因素之影響而作出調整。計算認股權公平值採用之變量及假設乃基於管理層之最佳估計。認股權之價值隨特定主觀性假設之不同變量而變化。

本年度，集團就公司授出之認股權確認總支出港幣15,125,000元(二零零六年：港幣5,295,000元)。

(b) ***合和公路基建***

合和公路基建根據於二零零三年七月十六日獲其股東書面決議通過及於二零零三年七月十六日舉行之股東特別大會上獲公司股東批准，採納一項優先認股權計劃(「合和公路基建計劃」)。合和公路基建計劃之有效期為十年，該計劃之主要目的為激勵董事及合資格僱員。合和公路董事會獲授權根據合和公路計劃授予公司、合和公路基建或其任何附屬公司之執行董事及僱員及計劃文件中所述人士認股權，以認購合和公路之股份。

授出之認股權須於授予函件發出日起二十八日內接受，而接納認股權時須支付之款項為每份認股權港幣一元，此款項於收取時在收益表中確認。

40. 股本(續)

優先認股權計劃(續)

(b) *合和公路基建*(續)

下表披露合和公路根據合和公路基建計劃以象徵性代價向其董事及僱員(並非公司董事)授出認股權之詳情:

授出日期	每股認購價 港元	於二零零五年七月一日 未行使	年內之變動 授出	行使	註銷/失效	於二零零六年六月三十日 未行使	可予行使	於行使日期之收市價 港元
二零零四年九月八日	4.875	2,400,000	—	—	—	2,400,000	2,400,000	不適用
加權平均行使價		港幣4.875元	不適用	不適用	不適用	港幣4.875元	港幣4.875元	

授出日期	每股認購價 港元	於二零零六年七月一日 未行使	年內之變動 授出	行使	註銷/失效	於二零零七年六月三十日 未行使	可予行使	於行使日期之收市價 港元
二零零四年九月八日	4.875	2,400,000	—	(2,400,000)	—	—	—	6.61
二零零六年十月十七日	5.858	—	6,200,000	—	—	6,200,000	—	不適用
		2,400,000	6,200,000	(2,400,000)	—	6,200,000	—	
加權平均行使價		港幣4.875元	港幣5.858元	港幣4,875元	不適用	港幣5.858元	不適用	

於二零零六年十月十七日授予若干僱員之認股權可按以下方式行使:

認股權數目	歸屬期	行使期限
1,240,000	二零零六年十二月一日至二零零七年十一月三十日	二零零七年十二月一日至二零一三年十一月三十日
1,240,000	二零零六年十二月一日至二零零八年十一月三十日	二零零八年十二月一日至二零一三年十一月三十日
1,240,000	二零零六年十二月一日至二零零九年十一月三十日	二零零九年十二月一日至二零一三年十一月三十日
1,240,000	二零零六年十二月一日至二零一零年十一月三十日	二零一零年十二月一日至二零一三年十一月三十日
1,240,000	二零零六年十二月一日至二零一一年十一月三十日	二零一一年十二月一日至二零一三年十一月三十日
6,200,000		

40. 股本(續)

優先認股權計劃(續)

(b) ***合和公路基建***(續)

於授出日期按二項式期權定價模式釐定之認股權公平值總額為港幣5,814,000元。輸入該模式之資料如下：

加權平均股價(於授出日期)	港幣5.700元
行使價	港幣5.858元
預期波幅	23%
預計年期	6.4-6.9年
無風險利率	3.969%
預期股息率	4.75%

預期波幅以上年度合和公路基建股價之歷史波幅釐定。該模式所用之預計年期已就不可轉讓性、行使限制及行為因素之影響而作出調整。計算認股權公平值採用之變量及假設乃基於管理層之最佳估計。認股權之價值隨特定主觀性假設之不同變量而變化。

本年度，集團就合和公路基建授出之認股權確認總支出港幣1,743,000元(二零零六年：無)。

股份獎勵計劃

(a) ***公司***

於二零零七年一月二十五日，公司採納一項僱員股份獎勵計劃(「合和實業股份獎勵計劃」)。合和實業股份獎勵計劃由二零零七年一月二十五日起生效，為期15年。根據合和實業股份獎勵計劃之規定，集團已設立一份信託(合和實業僱員股份獎勵計劃信託)，目的為管理合和實業股份獎勵計劃及於獎授股份歸屬前持有該等股份。

於年內，合共3,374,000股公司股份已以零代價獎授予若干本公司董事。獲獎授者不可於由獎授股份歸屬日期起計十二個月期間出售，或訂立任何協議出售有關獎授股份。公司於截至二零零七年六月三十日止年度已獎授股份之變動詳情如下：

歸屬日期	*於二零零六年七月一日未配發*	*於年內之變動* 已獎授	*於年內之變動* 已配發	*於二零零七年六月三十日未配發*
董事				
二零零七年一月二十五日	—	2,658,000	(2,658,000)	—
二零零八年一月二十五日	—	358,000	—	**358,000**
二零零九年一月二十五日	—	358,000	—	**358,000**
	—	3,374,000	(2,658,000)	**716,000**
加權平均公平值	不適用	港幣25.92元	港幣26.38元	**港幣24.22元**

於截至二零零七年六月三十日止年度，已購入3,374,000股公司股份，總成本為港幣102,109,000元。

40. 股本（續）

股份獎勵計劃（續）

(a) ***公司***（續）

於授出日期按柏力克－舒爾斯期權定價模式釐定之獎授股份之公平值總額為港幣87,445,000元，其中港幣75,733,000元已列為本年度之支出。

公司已採用以下假設計算獎授股份之公平值：

獎授日期之收市價	港幣28.65元
認股權之預計年期	1至3年
預期波幅	
－第一年	22.15%
－第二年	20.26%
－第三年	25.28%
預期股息率	2.6%
無風險利率	
－第一年	3.89%
－第二年	3.92%
－第三年	3.93%

公司已採用柏力克-舒爾斯期權定價模式估計獎授股份之公平值。計算獎授股份之公平值之變量及假設乃基於董事之最佳估計。獎授股份之價值隨特定主觀性假設之不同變量而變化。

(b) ***合和公路基建***

於二零零七年一月二十五日，合和公路基建採納一項僱員股份獎勵計劃（「合和公路基建股份獎勵計劃」）。合和公路基建股份獎勵計劃由二零零七年一月二十五日起生效，為期15年。根據合和公路基建股份獎勵計劃之規定，合和公路基建已設立一份信託（合和公路基建僱員股份獎勵計劃信託），目的為管理合和公路基建股份獎勵計劃及於獎授股份歸屬前持有該等股份。

於年內，合共1,940,000股合和公路基建股份已以零代價獎授予公司一名董事及集團若干名僱員。獲獎授者不可於由獎授股份歸屬日期起計十二個月期間出售，或訂立任何協議出售有關獎授股份。合和公路基建於截至二零零七年六月三十日年度已獎授股份之變動詳情如下：

歸屬日期	*於二零零六年七月一日未配發*	*於年內之變動*		*於二零零七年六月三十日未配發*
		已獎授	*已配發*	
一名董事				
二零零七年一月二十五日	—	800,000	(800,000)	—
若干名僱員				
二零零七年一月二十五日	—	380,000	(380,000)	—
二零零八年一月二十五日	—	380,000	—	**380,000**
二零零九年一月二十五日	—	380,000	—	**380,000**
	—	1,140,000	(380,000)	**760,000**
	—	1,940,000	(1,180,000)	**760,000**
加權平均公平值	不適用	港幣6.38元	港幣6.65元	**港幣5.94元**

40. 股本(續)

股份獎勵計劃(續)

(b) ***合和公路基建***(續)

於截至二零零七年六月三十日止年度，已購入1,940,000股合和公路基建股份，總成本為港幣14,130,000元。

於授出日期按柏力克－舒爾斯期權定價模式釐定之獎授股份之公平值總額為港幣12,369,000元，其中港幣9,284,000元已列為本年度之支出。

公司已採用以下假設計算獎授股份之公平值：

授出日期之收市股價	港幣7.38元
認股權之預計年期	1至3年
預期波幅	
－第一年	25.18%
－第二年	21.80%
－第三年	23.47%
預期股息率	4.36%
無風險利率	
－第一年	3.89%
－第二年	3.92%
－第三年	3.93%

公司已採用柏力克－舒爾斯期權定價模式估計獎授股份之公平值。計算獎授股份之公平值之變量及假設乃基於董事之最佳估計。獎授股份之價值隨特定主觀性假設之不同變量而變化。

合和公路基建認股權證

合和公路基建於二零零三年上市時發行認股權證授予公司股東於二零零三年八月六日起計三年內，以每股港幣4.18元(於若干情況下，須予調整)之認購價，認購合和公路基建股份之權利。合和公路基建認股權證於香港聯交所上市。

於年內，總認購價合共港幣76,527,427元(二零零六年：港幣255,964,495元)之18,307,997份(二零零六年：61,235,525份)合和公路基建之認股權證已被行使，合和公路基建因而發行18,307,997股(二零零六年：61,235,525股)普通股。餘下2,007,353份合和公路基建之認股權證於二零零六年八月五日到期時失效。

41. 股份溢價及儲備金

	公司股權持有人應佔下列各項														
	股份溢價 港幣千元	資本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總額 港幣千元	一附屬公司認股權儲備金之權益成份 港幣千元	一附屬公司股份獎勵儲備金之權益成份 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零五年七月一日	8,648,818	2,668	83,010	(7,314)	63,742	–	–	–	–	4,491,780	13,282,704	–	–	2,489,390	15,772,094
換算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	–	–	–	78,460	–	–	–	–	–	–	78,460	–	–	23,151	101,611
可供出售投資公平值變動產生之盈利	–	–	–	–	–	48,191	–	–	–	–	48,191	–	–	–	48,191
直接於權益確認之收入淨額	–	–	–	78,460	–	48,191	–	–	–	–	126,651	–	–	23,151	149,802
出售可供出售投資時撥往綜合收益表	–	–	–	–	–	(20,931)	–	–	–	–	(20,931)	–	–	–	(20,931)
本年度溢利	–	–	–	–	–	–	–	–	–	2,249,896	2,249,896	–	–	352,558	2,602,454
本年度確認之收入總額	–	–	–	78,460	–	27,260	–	–	–	2,249,896	2,355,616	–	–	375,709	2,731,325
發行股份	8,687	–	–	–	–	–	–	–	–	–	8,687	–	–	–	8,687
股份發行費用	(9)	–	–	–	–	–	–	–	–	–	(9)	–	–	–	(9)
向少數股東支付股息	–	–	–	–	–	–	–	–	–	–	–	–	–	(218,249)	(218,249)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	5,295	–	–	–	5,295	–	–	–	5,295
收購附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(992)	(992)
出售附屬公司	–	–	–	–	–	–	–	–	–	–	–	–	–	(1,092)	(1,092)
視作出售附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	217,314	217,314
儲備金相互轉撥	–	–	–	–	7,213	–	–	–	–	(7,213)	–	–	–	–	–
已付股息 *(附註18)*	–	–	–	–	–	–	–	–	–	(664,901)	(664,901)	–	–	–	(664,901)
於二零零六年六月三十日	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	–	–	6,069,562	14,987,392	–	–	2,862,080	17,849,472

41. 股份溢價及儲備金(續)

	公司股權持有人應佔下列各項														
	股份溢價 港幣千元	資本贖回儲備金 港幣千元	資本儲備金 港幣千元	換算儲備金 港幣千元	中國法定儲備金 港幣千元	投資重估儲備金 港幣千元	認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總額 港幣千元	一間附屬公司認股權儲備金之應佔成份 港幣千元	一間附屬公司股份獎勵儲備金之應佔成份 港幣千元	少數股東權益 港幣千元	總額 港幣千元
於二零零六年六月三十日	8,657,496	2,668	83,010	71,146	70,955	27,260	5,295	–	–	6,069,562	14,987,392	–	–	2,862,080	17,849,472
換算附屬公司、共同控制個體及聯營公司財務報告表之兌換差額	–	–	–	104,968	–	–	–	–	–	–	104,968	–	–	30,580	135,548
可供出售投資公平值變動產生之溢利	–	–	–	–	–	292,589	–	–	–	–	292,589	–	–	–	292,589
可供出售投資公平值變動產生之遞延稅項負債	–	–	–	–	–	(55,974)	–	–	–	–	(55,974)	–	–	–	(55,974)
直接於權益確認之收入淨額	–	–	–	104,968	–	236,615	–	–	–	–	341,583	–	–	30,580	372,163
出售可供出售投資時撥往綜合收益表	–	–	–	–	–	(319,849)	–	–	–	–	(319,849)	–	–	–	(319,849)
出售可供出售投資時撥回綜合收益表	–	–	–	–	–	55,974	–	–	–	–	55,974	–	–	–	55,974
本年度溢利	–	–	–	–	–	–	–	–	–	2,632,127	2,632,127	–	–	394,510	3,026,637
本年度確認之收入(開支)總額	–	–	–	104,968	–	(27,260)	–	–	–	2,632,127	2,709,835	–	–	425,090	3,134,925
發行股份	26,874	–	–	–	–	–	(1,364)	–	–	–	25,510	–	–	–	25,510
股份發行費用	(26)	–	–	–	–	–	–	–	–	–	(26)	–	–	–	(26)
回購股份	–	2,080	–	–	–	–	–	–	–	(18,878)	(16,798)	–	–	–	(16,798)
向少數股東支付股息	–	–	–	–	–	–	–	–	–	–	–	–	–	(302,424)	(302,424)
收購附屬公司額外權益	–	–	–	–	–	–	–	–	–	–	–	–	–	(7,466)	(7,466)
確認按股權結算以股份為基礎之付款	–	–	–	–	–	–	15,125	75,733	–	–	90,858	1,268	6,756	3,003	101,885
就集團股份獎勵計劃歸屬之股份	–	–	–	–	–	–	–	(70,107)	–	(10,334)	(80,441)	–	(5,713)	5,713	(80,441)
根據公司股份獎勵計劃購買未歸屬股份	–	–	–	–	–	–	–	–	(21,668)	–	(21,668)	–	–	–	(21,668)
視作出售附屬公司權益	–	–	–	–	–	–	–	–	–	–	–	–	–	72,758	72,758
儲備金相互轉撥	–	–	–	–	8,574	–	–	–	–	(8,574)	–	–	–	–	–
已付股息(附註18)	–	–	–	–	–	–	–	–	–	(772,608)	(772,608)	–	–	–	(772,608)
於二零零七年六月三十日	8,684,344	4,748	83,010	176,114	79,529	–	19,056	5,626	(21,668)	7,891,295	16,922,054	1,268	1,043	3,058,754	19,983,119

41. 股份溢價及儲備金(續)

	股份溢價 港幣千元	資本贖回儲備金 港幣千元	資本儲備金 港幣千元	認股權儲備金 港幣千元	股份獎勵儲備金 港幣千元	持作股份獎勵計劃之股份 港幣千元	保留溢利 港幣千元	總額 港幣千元
公司								
於二零零五年七月一日	8,648,818	2,668	9,872	—	—	—	2,727,422	11,388,780
本年度溢利及本年度確認之收入總額	—	—	—	—	—	—	522,335	522,335
發行股份	8,687	—	—	—	—	—	—	8,687
股份發行費用	(9)	—	—	—	—	—	—	(9)
確認按股權結算以股份為基礎之付款	—	—	—	5,295	—	—	—	5,295
已付股息 *(附註18)*	—	—	—	—	—	—	(664,901)	(664,901)
於二零零六年六月三十日	8,657,496	2,668	9,872	5,295	—	—	2,584,856	11,260,187
本年度溢利及本年度確認之收入總額	—	—	—	—	—	—	1,337,039	1,337,039
發行股份	26,874	—	—	(1,364)	—	—	—	25,510
股份發行費用	(26)	—	—	—	—	—	—	(26)
回購股份	—	2,080	—	—	—	—	(18,878)	(16,798)
確認按股權結算以股份為基礎之付款	—	—	—	15,125	75,733	—	—	90,858
就公司股份獎勵計劃歸屬之股份	—	—	—	—	(70,107)	—	(10,334)	(80,441)
根據公司股份獎勵計劃購買未歸屬股份	—	—	—	—	—	(21,668)	—	(21,668)
已付股息 *(附註18)*	—	—	—	—	—	—	(772,608)	(772,608)
於二零零七年六月三十日	**8,684,344**	**4,748**	**9,872**	**19,056**	**5,626**	**(21,668)**	**3,120,075**	**11,822,053**

42. 遞延稅項負債

以下為集團於本期及以往報告期間內確認之主要遞延稅項負債(資產)及其變動情況。

	加速稅項折舊 港幣千元	投資物業之公平值調整 港幣千元	產生自企業合併(附註) 港幣千元	稅項虧損 港幣千元	其他 港幣千元	總數 港幣千元
於二零零五年七月一日	133,329	395,785	257,082	(212,820)	7,115	580,491
於綜合收益表中扣除(計入)	14,638	82,646	(10,874)	152	(7,940)	78,622
於二零零六年六月三十日	147,967	478,431	246,208	(212,668)	(825)	659,113
於綜合收益表中扣除(計入)	20,455	9,481	(4,690)	47,592	(29)	72,809
於二零零七年六月三十日	**168,422**	**487,912**	**241,518**	**(165,076)**	**(854)**	**731,922**

附註： 該項遞延稅項負債乃歸因於業務合併中購入之資產於首次確認時產生之應課稅暫時性差異。

遞延稅項資產與負債已就資產負債表之呈列用途而相互抵銷。

於結算日，集團未動用之稅項虧損為港幣1,439,000,000元(二零零六年：港幣1,638,000,000元)，可用作抵銷未來溢利。就稅項虧損港幣943,000,000元(二零零六年：港幣1,216,000,000元)之已確認之遞延稅項資產約為港幣165,000,000元(二零零六年：港幣213,000,000元)。由於未來溢利不可預計，故此未有就餘下稅項虧損港幣496,000,000元(二零零六年：港幣422,000,000元)確認遞延稅項資產。該等稅項虧損可無限期結轉。

43. 出售附屬公司

	2006 港幣千元	2007 港幣千元
出售淨資產：		
物業、機械及設備	437	—
已抵押存款	94,263	—
貿易及其他應收賬項	1,127	—
按金及預付款項	431	—
貿易及其他應付賬項	(360,553)	—
	(264,295)	—
解除之少數股東權益	(1,092)	—
出售附屬公司之盈利	265,387	—
已收取之總代價	—	—

於二零零六年六月三十日止年度內出售附屬公司並未對集團該年度之現金流量、營業額及除稅前溢利作出重大貢獻。

44. 項目承擔

(a) 中國高速公路項目

於二零零七年六月三十日，集團同意向西岸幹道合營企業注資合共人民幣857,000,000元（二零零六年：人民幣857,000,000元），以發展西綫II期。截至該日，集團已注資人民幣175,000,000元（二零零六年：無）。

此外，於二零零七年六月三十日，集團同意待獲取有關當局之批准後，向西岸幹道合營企業注資合共人民幣571,000,000元（二零零六年：人民幣571,000,000元），以發展西綫III期。截至該日，集團並未對合營企業就有關項目投入註冊資本。

於二零零七年六月三十日，廣深高速公路合營企業、環城公路合營企業及西岸幹道合營企業就其已簽約但未撥備之購買物業及設備及建設西綫II期之尚存承擔約為港幣1,426,000,000元（二零零六年：港幣19,000,000元）。

(b) 發電廠項目

集團已與一間中國企業訂立合作協議，以於中國廣東省共同興建一座2×600兆瓦發電廠，該項目由一間為此目的而將成立之合營公司負責。該項目發展成本預計約為人民幣5,400,000,000元。該項目已經中國有關機構批准。於結算日，就該發電廠之已訂約發展費用約為人民幣2,683,000,000元（二零零六年：人民幣1,400,000,000元），而集團已就發展發電廠項目提供資金約港幣337,000,000元（二零零六年：港幣92,000,000元）。

(c) 物業發展

(i) *由集團承擔之項目*

	2006 港幣千元	**2007 港幣千元**
已批准但未訂約	495,772	**646,679**
已訂約但未計提	128,118	**111,975**
	623,890	**758,654**

(ii) *由一共同控制個體承擔之項目*

	2006 港幣千元	**2007 港幣千元**
集團應佔物業發展開支		
已批准但未訂約	15,797	**245,448**
已訂約但未計提	119,622	**2,705**
	135,419	**248,153**

44. 項目承擔(續)

(d) 物業翻新工程

	2006 港幣千元	2007 港幣千元
物業翻新工程開支		
已批准但未訂約	429,489	—
已訂約但未計提	34,258	**278,209**
	463,747	**278,209**

45. 營業租約承擔

集團作為出租人

年內，投資物業所得租金收入約為港幣376,000,000元(二零零六年：港幣323,000,000元)。於結算日，集團之投資物業(包括投資物業重列於「歸類為持作出售之資產」)賬面總值約港幣6,007,000,000元(二零零六年：港幣5,029,000,000元)乃以營業租約租出。此等物業獲租客承諾於未來一至十年租用，租客並未獲授予終止租約權。

於結算日，集團與租客已根據不可撤銷營業租約簽約並按下列之未來最低租金付款：

	集團	
	2006 港幣千元	2007 港幣千元
在一年內	187,633	**236,028**
在第二年至第五年(包括首尾兩年)內	252,224	**259,655**
五年以後	10,590	**4,760**
	450,447	**500,443**

46. 或然事項

(a) 出售亞洲電力

關於往年度集團出售亞洲電力發展有限公司(「亞洲電力」)之權益，集團與買家簽訂協議，訂明買家及其關連公司同意解除及放棄向集團提出根據出售協議引致之索償。集團亦同意解除及放棄向買家及其關連公司提出任何索償。就此而言，集團已向買家及其關連公司作出若干履約承擔及擔保，為此於往年度之綜合財務報告表中已撥備約港幣164,000,000元。於截至二零零六年六月三十日止年度，管理層對所提供之履約承諾及彌償保證進行檢討，因一項保證之潛在索償並未實現導致於該年度綜合收益表確認撥備撥回港幣80,000,000元。該撥備之餘下結餘港幣84,000,000元為管理層就清償集團於上述協議項下責任及負債所需之費用及支出之最佳估計。董事認為該撥備由結算日起一年內無須支付，故有關撥備被歸類作非流動項目。

46. 或然事項(續)

(b) 擔保

(i) 公司一附屬公司出任擔保人，於二零零七年六月三十日已就該附屬公司物業之若干買方償還銀行按揭貸款達港幣140,000,000元(二零零六年：港幣24,000,000元)。

(ii) 公司擔保公司附屬公司之信貸額合共港幣10,250,000,000元(二零零六年：港幣10,640,000,000元)，其中信貸額港幣13,000,000元(二零零六年：港幣12,000,000元)已於二零零七年六月三十日被動用。

(iii) 根據與一共同控制個體之合作夥伴訂立之相關協議，本集團有責任償還該共同控制個體之銀行貸款，其中人民幣890,000,000元(二零零六年：人民幣736,000,000元)及港幣500,000,000元(二零零六年：無)已於二零零七年六月三十日被動用。

47. 退休福利計劃

集團已為香港僱員成立強制性公積金計劃(「強積金計劃」)。強積金計劃之資產以獨立信託人監管之基金形式分開持有。於綜合收益表扣除之退休福利計劃供款為集團按各僱員以港幣20,000元為上限之有關月薪5%之應付供款。

於中國之附屬公司聘用之僱員為中國政府設立之國家管理退休福利計劃之參與者。中國附屬公司須向該等退休福利計劃繳納相當於員工薪酬一定百分比之款項，以資助實現有關福利。集團對該等退休福利計劃之唯一責任為根據該等計劃作出規定供款。

年內於綜合收益表中扣除之成本總額約港幣8,402,000元(二零零六年：港幣7,884,000元)為集團就本會計期間已付或應付之供款。於結算日並無喪失權利之供款能用作減低未來供款責任。

48. 關連人士交易

除上文所披露與關連人士有關之交易及結餘外，集團於本年度與關連人士進行之交易如下：

(a) 已付或應付集團主要管理人員之酬金港幣121,000,000元(二零零六年：港幣35,000,000元)，其中包括以股份為基礎之付款港幣86,000,000元(二零零六年：港幣5,000,000元)及短期利益港幣35,000,000元(二零零六年：港幣30,000,000元)。有關酬金乃由董事會經考慮個別人士之表現及市場走勢後釐定。

(b) 於截至二零零六年六月三十日止年度，集團向一間由公司一名董事擁有之公司購買一項物業，代價為港幣45,000,000元。交易價格乃參考由獨立物業估值師對物業進行之市場價格估值後釐定。

49. 主要附屬公司

董事認為若將所有附屬公司列出，篇幅冗長，故下文只概列於二零零七年六月三十日主要影響集團之業績、資產或負債之附屬公司之資料。除特別註明外，所有下列附屬公司均為私人公司，並主要於註冊成立之地方經營，並且所有已發行之股份均為普通股。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	已發行繳足股本	公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於香港註冊成立：				
Banbury Investments Limited	2股每股面值港幣1元	100	—	物業投資
德國食品有限公司	3,000,000股每股面值港幣1元	—	90	製造及銷售食品
豎勝有限公司	9,680股每股面值港幣100元	100	—	提供管理服務
Exgratia Company Limited	2股每股面值港幣1元	100	—	物業投資
Goldhill Investments Limited	2股每股面值港幣100元及60,600股每股面值港幣100元之無投票權遞延股	—	100	物業投資
合和中國發展(高速公路)有限公司(ii)	2股每股面值港幣1元及4股每股面值港幣1元之無投票權遞延股	—	70.95	高速公路項目投資
合和建築有限公司	200,000股每股面值港幣100元	—	100	建築、項目管理及投資控股
HH Finance Limited	100,000股每股面值港幣10元	100	—	融資貸款
HHI Finance Limited	1股每股面值港幣1元	—	72.77	融資貸款
國際展貿中心管理有限公司	2股每股面值港幣1元	—	100	物業管理
合和食品有限公司	1,000,000股每股面值港幣1元	—	100	經營餐廳飲食
合和廣珠高速公路發展有限公司(ii)	2股每股面值港幣1元及2股每股面值港幣1元之無投票權遞延股	—	72.77	高速公路項目投資
合和屋宇有限公司	30,000股每股面值港幣100元	100	—	物業代理及投資控股
合和皇崗發展有限公司(ii)	2股每股面值港幣1元	—	100	物業投資
合和物業管理有限公司	2股每股面值港幣100元	100	—	樓宇及車位管理

49. 主要附屬公司 (續)

公司名稱	已發行繳足股本	公司所持已發行普通股股本面值之比例 直接 %	公司所持已發行普通股股本面值之比例 間接 %	主要業務
於香港註冊成立：(續)				
合和滑模工程有限公司	2,000,000股 每股面值港幣1元	—	100	專科工程承建分包商
Hopewell 108 Limited	1,000股 每股面值港幣100元	—	100	物業投資
合和中心管理有限公司	209,200股 每股面值港幣100元	100	—	物業管理
Hopewell 110 Limited	10,000股 每股面值港幣100元	—	100	物業投資及發展
國際展貿中心有限公司	2股每股面值港幣1元及 10,000股每股面值港幣1元 之無投票權遞延股	—	100	物業投資及經營 展貿中心
美家餐飲服務有限公司	2股每股面值港幣1元	—	100	經營食肆及 提供餐飲服務
九龍悅來酒店有限公司	2股每股面值港幣100元及 20,000股每股面值港幣100元 之無投票權遞延股	—	100	物業投資、酒店 持有及經營
樂富有限公司	52,000股 每股面值港幣100元	100	—	投資控股
美家酒店管理有限公司	3,000,000股 每股面值港幣1元	—	100	酒店管理
悅來坊管理有限公司	2股每股面值港幣1元	—	100	物業管理
滑模工程有限公司	1,000,001股 每股面值港幣1元	—	100	建築、項目顧問及 投資控股
韋安投資有限公司	2股每股面值港幣1元及 2股每股面值港幣1元 之無投票權遞延股	—	100	物業投資及投資控股
Yuba Company Limited	10,000股 每股面值港幣1元	—	100	物業投資

49. 主要附屬公司 (續)

公司名稱	已發行繳足股本	公司所持已發行普通股股本面值之比例 直接 %	間接 %	主要業務
於澳門註冊成立：				
Slipform Engineering (Macau) Limited	500,000股 每股面值葡幣1元	–	100	建築
於中國成立：				
廣州市合和(花都)置業發展有限公司(iii)	人民幣99,200,000元 (註冊資本)	–	95	物業發展
廣州市冠暉物業管理有限公司(iv)	人民幣500,000元 (註冊資本)	–	76	物業管理
於英屬處女群島註冊成立：				
Anber Investments Limited	1股每股面值1美元	—	100	投資控股
合和(花都)置業投資有限公司(i)	1股每股面值1美元	100	—	投資控股
合和環穗公路有限公司(ii)	1股每股面值1美元	—	72.77	高速公路項目投資
合電投資有限公司	16股每股面值1美元	—	87.5	投資發電廠項目
Procelain Properties Ltd. (i)	1股每股面值1美元	—	100	物業投資
Singway (B.V.I.) Company Limited (i)	1股每股面值1美元	—	100	物業投資
於開曼群島註冊成立：				
Delta Roads Limited (i)	46,422股 每股面值港幣10元	—	100	投資控股
合和公路基建有限公司(v)	2,970,326,283股 每股面值港幣0.1元	0.05	72.72	投資控股
於印尼註冊成立：				
P.T. Hi Power Tubanan I	179,125股 每股面值100美元	—	80	發展發電廠項目

49. 主要附屬公司(續)

附註：

(i) 主要於香港經營業務

(ii) 主要於中國經營業務

(iii) 於中國註冊之中外合作企業

(iv) 於中國註冊之有限責任公司

(v) 合和公路基建有限公司為於香港聯合交易所上市之公司，於香港及中國透過其附屬公司和共同控制個體經營業務。

無投票權遞延股實際上不附帶任何收取有關公司之股息或通告及出席其股東大會或投票之權利，亦無權於公司清盤時獲取任何分派。

上述附屬公司及其他並未列出之附屬公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之公司週年申報表內詳列。

50. 主要聯營公司

下文乃主要聯營公司之資料，此聯營公司乃於香港註冊及營運：

公司名稱	*公司持有已發行股本面值之比例* %	*主要業務*
添麗有限公司	46	物業投資
合信保險及再保險顧問有限公司	25	保險經紀

董事認為若將所有聯營公司列出，篇幅冗長。上述聯營公司及其他並未列出之聯營公司之資料，將根據香港公司條例於即將送呈香港公司註冊處存案之公司週年申報表內詳列。

51. 結算日後事項

於二零零七年八月九日，集團就出售集團於環城公路合營企業之全部權益(附註27c)訂立一份協議，代價為人民幣1,712,550,000元。該出售須待取得公司及其附屬公司合和公路基建之股東批准、及中國有權審批機關批准後，方可完成。有關出售事項之詳情載於公司二零零七年八月九日刊發之公佈。

52. 財務報告表之批准

載於第63至122頁之財務報告表已於二零零七年八月二十一日獲董事會批准及授權刊發。

主要物業一覽表

A. 已落成投資物業及酒店物業(除非特別說明，物業乃中期租約)：

物業／土地	座落地點	用途	地塊面積(平方米)	總樓面面積(平方米)	本集團權益(%)
國際展貿中心	九龍九龍灣展貿徑1號	會議、展覽、食肆、寫字樓、商業及停車場	22,280	161,575*	100
合和中心(長期租約)	香港灣仔皇后大道東183號	商業、寫字樓及停車場	5,207	78,102*	100
悅來酒店	新界荃灣荃華街3號				
－酒店物業		酒店經營		47,167	100
－商場及停車場		商場及停車場		24,595*	100
			5,750	71,762	
荃威花園商場及停車場 125個車位	新界荃灣安育路9號	商業	不適用	20,742*	100
胡忠大廈停車場 80個車位	香港灣仔皇后大道東213號3字樓－5字樓	停車場	不適用	不適用	100

* 不包括車位之面積。

主要物業一覽表(續)

B. 持作發展或發展中之投資物業／持作出售之物業：

物業／土地	座落地點	用途	完成階段	地盤面積（平方米）	總樓面面積^（平方米）	本集團權益（%）
Mega Tower Hotel	香港灣仔堅尼地道、船街及厚豐里	酒店綜合設施包括消閒、購物、餐廳及其他商業設施（計劃中）	計劃中	7,301#	172,731	100
QRE Plaza	香港灣仔皇后大道東196－206號	商業用途（計劃於二零零七年第三季完工）	上蓋建築工程進行中	464	7,000	100
皇后大道東214－224號及三板街9－19號	香港灣仔皇后大道東214－224號及三板街9－19號	住宅及商業用途（計劃於二零零八年第四季完工）	地基工程已完工及上蓋建築工程進行中	1,082	9,000	100
樂活道12號	香港跑馬地樂活道12號	住宅用途（計劃於二零零九年第四季完工）	清拆工程進行中	2,116	11,000	100
濠景花園	澳門氹仔北面	住宅、商業、酒店及停車場				50*
		－濠庭都會第一期	已完工		835	
		－濠庭都會第二期	已完工		23,626	
		－濠庭都會第三期	上蓋建築工程進行中		80,000	
				29,547	104,461	
		－餘下	計劃中	29,269	300,000	
合和新城	中國廣州花都區	住宅、商業、物流及社區設施				95
		－首期	已完工	不適用	17,632	
		－餘下	計劃中	743,000	1,650,000	

附註：

^ 現時計劃下之大約總樓面面積。

該物業發展所需土地面積約11,500平方米，其中7,301平方米之土地為本集團持有，另其餘之土地將主要通過與政府土地交換方式收購，惟尚未達成有關之補地價金額。

* 物業項目為一共同控制個體持有。

Financial Calendar

Interim results announcement	1st March, 2007
Closure of Register	19th March, 2007 to 22nd March, 2007 *(both days inclusive)*
Interim dividend paid ***(HK38 cents per ordinary share)***	23rd March, 2007
Final results announcement	21st August, 2007
Closure of Register	28th September, 2007 to 4th October, 2007 *(both days inclusive)*
Annual General Meeting	4th October, 2007
Proposed final dividend and special dividend payable ***(HK82 cents and HK35 cents respectively per ordinary share)***	on or about 5th October, 2007

財務日誌

公佈中期業績	二零零七年三月一日
暫停辦理股份過戶登記	二零零七年三月十九日至二零零七年三月二十二日 *(包括首尾兩天在內)*
派付中期股息 ***(每普通股港幣38仙)***	二零零七年三月二十三日
公佈全年業績	二零零七年八月二十一日
暫停辦理股份過戶登記	二零零七年九月二十八日至二零零七年十月四日 *(包括首尾兩天在內)*
股東週年大會	二零零七年十月四日
派付建議之末期股息及特別股息 ***(每普通股分別為港幣82仙及35仙)***	約於二零零七年十月五日

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Hopewell Holdings Limited
64th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
Web Page : www.hopewellholdings.com

合和實業有限公司
香港皇后大道東183號
合和中心64樓
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
網址 : www.hopewellholdings.com

END